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OICF/BY: dlw

DATE : 12/6/02



Orkla Annual Report 2001

Contents

Financial calendar 2002

2 May	Annual General Meeting
3 May	Shares qoted excluding divided
8 May	Publication of report on first three months
23 May	Payment of dividend
8 August	Publication of report on first six months of 2002
7 November	Publication of report on first nine months of 2002

All dates subject of change.

The profitable growth will continue



Finn Jebsen
President and Group Chief Executive

In the mid-1980s, Orkla's operating revenues amounted to just over NOK 5 billion. Today they are around NOK 45 billion. This is equivalent to average annual growth of 13 %. From the same date, operating profit has risen from about NOK 400 million to more than NOK 3.2 billion, equivalent to average annual profit growth of approximately 16 %. These results represent both a commitment and an inspiration.

This growth has always been based on the same fundamental strategy and basic attitudes: we seek to achieve profitable growth by internationalising our operations and concentrating our activities on a limited number of core areas where we undeniably have strong expertise, good positions and long business experience. We focus on both efficient operations and profitable structures. And we work continuously to develop our expertise and reinforce our strong, sound corporate culture.

Regardless of whether we look at long or shorter periods, Orkla has given its shareholders a good return on their investments. Even in the period from 1997 to 2001, Orkla's shareholders received an annual return of 10.8 % (dividends re-invested), while the return on the Oslo Stock Exchange All Share Index in the same period was only 2.7 % per year. Throughout the nineties, the Orkla share has clearly been more profitable for our shareholders than the overall market as well as the average of shares in our particular sectors.

In future, our task will be to enhance our strengths. Our goal is to continue to achieve long-term value creation, and we intend to create more value than our competitors. We will continue to concentrate on both operations and future structural opportunities for growth. And we will continue to develop our competence in the areas where we already have strong competitive advantages in the form of our brands and market positions, sound expertise and a healthy business orientation.

Orkla will develop further by continuing to operate in a limited number of sectors that we know well. We believe that this will provide the best basis for further profitable growth. Experience shows that it is often difficult to judge in advance in which area the most profitable growth can be achieved. A structure like ours enables us to pursue a business project on a broader frontier of opportunity than if we had only specialised in one area. This is a strength in value creation because, over time, capital will be allocated to the best investment projects and withdrawn from the areas that are unsuccessful. An element of sound, professional business opportunism of this nature, within the reasonably strict limits of our core expertise, therefore promotes long-term value creation. As we continue to grow, however, we will reduce the breadth of our portfolio so that we do not end up with the wrong mix of growth and concentration. Our product portfolio and corporate structure are not fixed: historically, they have undergone significant changes and our objective remains to achieve continuous change and concentration on the best in the years ahead.

In order to succeed, we must constantly improve our competence in all the important areas and apply systems and expertise that have proved to achieve the profitability we are seeking. In this annual report, the management has therefore written two articles, both of which shed light on how we work: one on Economic Value Added (EVA®), which has now been introduced at Orkla as a financial measurement and management system with the main focus on added value, and one on our efforts to systematically develop human resources throughout the Orkla Group. We already had many good solutions in both these areas, but we will only succeed if we become even better and if Orkla has a good, competent organisation that works efficiently to achieve continuous improvement. This is the surest foundation for continued profitable growth in the Orkla Group.

Finn Jebsen

THE ORKLA GROUP

2001 - In brief

- Significant expansion due to the establishment of Carlsberg Breweries and acquisition of Det Berlingske Officin
- Continued strong profit growth for the Industry division
- Stock market downturn resulted in drop in value of investment portfolio.

	2001	2000	1999	1998	1997
Operating revenues (NOK million)	**44,799**	34,083	31,492	30,819	30,970
Operating profit (NOK million)	**3,260**	2,607	2,177	1,797	2,613
Operating margin (%)	**7.3**	7.6	6.9	5.8	8.4
Profit before tax (NOK million)	**3,253**	5,171	2,319	2,057	3,537
Earnings per share, fully diluted (NOK)	**10.7**	17.0	7.9	6.5	12.0
Earnings per share, fully diluted (adjusted) [1] (NOK)	**13.3**	19.5	9.7	10.3	11.8
Return on capital employment [2] (%)	**12.7**	12.4	11.1	10.4	16.7
Equity ratio (%)	**34.7**	35.6	34.2	34.3	33.0

1) Adjusted for non-recurring items and goodwill amortisation.
2) The Industry division.


ORKLA INTERNATIONALLY (PRODUCTION SITES)
■ BRANDED CONSUMER GOODS (EXCL. CARLSBERG BREWERIES)
▲ CHEMICALS, INCLUDING SALES OFFICES
● CARLSBERG BREWERIES
ICELAND
EUROPE
NORWAY
SWEDEN
RUSSLAND
ESTONIA
LATVIA
LITHUANIA
DENMARK
U. K.
POLAND
GERMANY
CZECH
UKRAINE
AUSTRIA
SWITZ.
HUNGARY
FRANCE
CROATIA
ROMANIA
ITALY
PORTUGAL
SPAIN
TURKEY
ISRAEL
U. S. A.
U.A.E.
AFRICA
MALAWI

This is Orkla

THE ORKLA GROUP
Orkla's main businesses are branded consumer goods, chemicals and financial investments. Group operating revenues have increased from NOK 1.2 billion in 1982 to NOK 44.8 billion in 2001. In the same period, the total return for Orkla's shareholders has averaged 27,5 % per year. Although all the Group's production and the bulk of its sales were originally in Norway, the majority of sales - around 73% - and a substantial proportion of production now take place outside Norway. At the end of 2001, Orkla had 31,767 employees.

DEVELOPMENT STRATEGY
On the basis of the Group's industrial and financial expertise, Orkla will continue to grow in product and market segments where Orkla's products have good potential for becoming the preferred choice of customers and consumers. Orkla gives priority to developing a strong corporate culture based on proximity to its markets and a firm commitment to quality, efficiency and continuous improvement.

This necessitates steady improvement and development of the Group's core competence. In 2001, Orkla established a special Human Resource Development Board, which is chaired by the President and Group CEO. The Board's mandate is to coordinate and further develop corporate and decentralised programmes for human resources and the corporate culture.

The Branded Consumer Goods business will consolidate its position as the leading supplier of branded consumer goods to Nordic households.


ASIA
CHINA
NEPAL
INDIA
SRI LANKA
THAILAND
SINGAPORE
MALAYSIA
VIETNAM
HONG KONG
SOUTH KOREA
JAPAN
AUSTRALIA

Future growth will primarily be achieved by increasing focus on product groups with the greatest brand-building potential, and by continuing to expand gradually outside the Nordic region, primarily in selected markets in Eastern Europe. Through Carlsberg Breweries, Orkla's Beverages business has acquired a global dimension as well as strong positions in the Nordic region and Eastern Europe.

The Chemicals business will be further developed within global niche areas for specialised chemical products. Market positions and profitability will be improved through increased specialisation and greater focus on highly processed products tailored to customer needs. The international chemicals industry is undergoing a comprehensive restructuring process that will require important strategic decisions to be made by Orkla's Chemicals business. It may be appropriate to enter into alliances and partnerships to strengthen and develop the business.

Building on its strong base of analytical expertise, Orkla will continue to be a major equity investor with a long-term perspective, focusing mainly on the Nordic region.

MAIN GOALS
Orkla's main goal is long-term value creation.

Orkla will be better and create more value than its competitors and others with whom it is appropriate to compare the Group. Orkla will achieve this by sharpening its business focus and strengthening its customer and consumer orientation.

KEY VALUES
Long-term value creation can only be achieved if individual employees, companies and the Group as a whole operate in accordance with Orkla's key values:

- A will to achieve profitable growth
- Respect for unity and diversity
- A long-term approach and an ability to take action
- An ability to adapt and thoroughness

OPERATING REVENUES BY GEOGRAPHICAL AREA

- Norway 27 %
- Other Nordic countries 35 %
- Eastern Europe 10 %
- Other European countries 21 %
- Other 7 %



Net sales NOK 44,309 million

EMPLOYEES BY GEOGRAPHICAL AREA

- Norway 28 %
- Other Nordic countries 36 %
- Eastern Europe 21 %
- Other European countries 11 %
- Other 4 %



Number of employees 31,767



Executive Board
From the left:
Roar Engeland,
Finn Jebsen
(President and Group CEO),
Halvor Stenstadvold and
Dag J. Opedal

History

Orkla's history dates back as far as 1654 to the pyrite mines at Løkken Verk in central Norway. Until the end of the 1970s, the company was a relatively small enterprise with its basis in traditional Norwegian heavy industry. In the 1980s and 1990s, Orkla developed into a leading Nordic player in the production of branded consumer goods for the grocery trade, a world-wide niche manufacturer of selected organic chemical products and a significant portfolio investor in the Nordic region. Throughout this period, Orkla achieved strong, profitable growth, by focusing on efficient operations, mergers and acquisition.

The 1980s

In 1986, Orkla Industrier merged with the wood processing and chemicals company, Borregaard, which also owned several strong branded goods businesses. This merger thereby laid the foundation for Orkla's present structure and strategy of concentrating on three core businesses: Branded Consumer Goods, Chemicals and Financial Investments. In the following year, the pyrite deposits were declared to be exhausted, and the Løkken mines were shut down after 333 years of operation. The restructuring process began well before the mines ceased to operate and Løkken is now a vibrant local community strongly rooted in its industrial heritage. Løkken Verk and its history continues to play an important role in the Group's efforts to build a strong corporate culture. In the mid-1980s, Orkla began to develop its media business.

The 1990s

Orkla Borregaard and Nora Industrier merged in 1991, thereby considerably strengthening Orkla's position in the branded consumer goods sector in Norway and laying the foundation for further expansion on the Nordic market. Borregaard made its first move towards globalisation when the company established chemicals operations outside Norway in the early 1990s.

In 1995, Orkla acquired the Swedish food companies Procordia Food and Abba Seafood from Volvo. At the same time, Pripps and Ringnes merged to form a new company jointly owned by Orkla and Volvo. In 1997 Orkla took over the entire Pripps Ringnes company. This acquisition consolidated Orkla's position in the Nordic region and enabled the Group to strengthen its position in Eastern Europe, in part through Baltic Beverages Holding (BBH).

In 1992, Orkla Media and Norske Egmont established the Hjemmet Mortensen magazine publishing company. In 1996 Orkla Media acquired a stake in the leading Polish newspaper Rzeczpospolita, giving impetus to the expansion of the Group's media operations in Eastern Europe. Today, Orkla Media is the largest player on the Polish newspaper market.

The 2000s

Orkla began the new millennium by establishing Carlsberg Breweries with Carlsberg A/S, which gave Orkla a 40 % stake in the world's fifth largest brewery group. At the same time, Orkla Media acquired Det Berlingske Officin, Denmark's largest newspaper group, thereby doubling Orkla Media's operating revenues and definitively positioning the company as a leading player in the Nordic media sector. Chips Scandinavian Company was also established in 2000, along with Chips Oy in Finland. Orkla controls a 40 % stake in the Nordic snacks group.


Staff
Halvor Stenstadvold
Executive Vice President
Terje Andersen
Senior Vice President
Corporate Finance
Erik Barkald
Senior Vice President
Treasury and Investor Relations
Karl-Otto Tveter
Senior Vice President
Legal Affairs
Ole Kristian Lunde
Corporate Communications
Tor Aamot
Senior Vice President
Human Resources
Branded Consumer Goods
Orkla Foods
Dag J. Opedal
Chairman
Håkon Chr. Andersen
Managing Director
Orkla Beverages,
Carlsberg Breweries (40%)
Nils S. Andersen
CEO
Orkla Brands
Dag J. Opedal
Chairman
Torkild Nordberg
Managing Director
Orkla Media
Halvor Stenstadvold
Chairman
Jan Lindh
Managing Director
Chemicals
Borregaard
Egil Ullebø
Chairman
Per A. Sørlie
Managing Director
Executive Board
Finn Jebsen
President and Group Chief Executive
Halvor Stenstadvold
Executive Vice President
Dag J. Opedal
Executive Vice President
Roar Engeland
Executive Vice President
Financial Investments
Finn Jebsen
Chairman
Norwegian Investments
Portfolio Manager
Foreign Investments
Ola Uhre
Portfolio Manager
Orkla Finance
Audun Bø
Managing Director

Branded Consumer Goods

	2001	2000	1999	1998	1997
Operating revenues (NOK million)	**37,884**	26,488	24,842	24,233	24,289
Operating profit before goodwill (NOK million)	**3,206**	2,707	2,261	2,147	2,515
Operating margin before goodwill	**8.5 %**	10.2 %	9.1 %	8.9 %	10.4 %
Return on capital employed	**13.0 %**	13.8 %	12.2 %	12.6 %	15.9 %

The Branded Consumer Goods business accounts for about 85 % of the Group's total operating revenues, and comprises Orkla Foods, Orkla Beverages (40 % of Carlsberg Breweries), Orkla Brands and Orkla Media. Orkla is the leading supplier of branded consumer goods to the Nordic grocery trade and holds strong positions on the growing Eastern European consumer markets.

Orkla expanded its Branded Consumer Goods business significantly throughout the 1990s through the development of the Group's own brands and a number of acquisition, synergy and restructuring projects, and in the process established a sound business system for Orkla's Nordic operations. There is further potential for growth in selected markets and product categories in the Nordic region. However, future growth is expected to be relatively strongest in selected markets in Eastern Europe and, for the Beverages business, also in the rest of Europe and Asia.

Chemicals

	2001	2000	1999	1998	1997
Operating revenues (NOK million)	**6,581**	6,926	5,621	5,726	5,684
Operating profit before goodwill (NOK million)	**569**	465	264	404	321
Operating margin before goodwill	**8.6 %**	6.7 %	4.7 %	7.1 %	5.6 %
Return on capital employed	**13.7 %**	10.8 %	6.8 %	11.6 %	10.2 %

The Chemicals business, which comprises Borregaard's production of speciality chemicals, fine chemicals and ingredients, is Orkla's most international area of activity (besides Carlsberg Breweries). The core business has been developed in the past few years to focus primarily on fine and speciality chemicals. The company has production facilities on every continent except Australia and holds strong global positions in its selected niches. The Chemicals business accounts for about 15 % of Orkla's total operating revenues. The main focus has been on specialisation and adaptation of highly processed products to meet specific customer needs in product niches which are profitable and offer potential for global growth. The company will continue to pursue this strategy in the future.

OPERATING REVENUES BY BUSINESS AREA

- Branded Consumer Goods
- Chemicals
- Other


%
100
80
60
40
20
4 %
18 %
78 %
3 %
18 %
79 %
3 %
18 %
79 %
2 %
20 %
78 %
1 %
14 %
85 %
1997
1998
1999
2000
2001

OPERATING PROFIT BY BUSINESS AREA

- Branded Consumer Goods
- Chemicals
- Other


%
100
80
60
40
20
0
1 %
11 %
88 %
16 %
84 %
1 %
10 %
89 %
15 %
89 %
-4 %
15 %
87 %
-2 %
1997
1998
1999
2000
2001

Financial Investments

	2001	2000	1999	1998	1997
Profit before tax (NOK million)	**-110**	3,355	944	1,061	1,175
Securities portfolio:					
Market value (NOK million)	**14,140**	18,053	20,875	12,624	14,410
Unrealised gains before tax (NOK million)	**2,746**	5,430	9,535	4,129	6,222
Net asset value (NOK million)	**12,909**	15,922	16,604	10,410	11,542
Return on investments	**-15.3 %**	-1.5 %	48.2 %	-7.0 %	24.5 %

Orkla owns one of Norway's largest investment portfolios, with a market value of NOK 14.1 billion as of 31 December 2001. The Group has a long-term investment perspective, and bases its investment decisions on comprehensive analyses carried out by its own staff. The main market is the Nordic region, and Orkla has increasingly invested in companies outside Norway in recent years.

Through its investment activities, Orkla has established a broad network of contacts in Norwegian and international financial markets. The insight that has thereby been gained is also useful in developing the Group's industrial activities. At the same time, the proximity to an industrial environment provides the investment staff with access to know-how and analyses that are not always available to a portfolio investor.

Orkla and the environment


Orkla Foods

www.orkla.com/environment

Customers and consumers must feel confident when they buy Orkla products, both about the origin and quality of the product and about its effects on human beings and the environment. Orkla's environmental policy emphasises the importance of the optimal utilisation of resources and environmental awareness at all levels. Orkla has now expanded the information posted on the Internet on the Group's environmental efforts. Visit www.orkla.com/environment and read more about Orkla and the environment.

Orkla's environmental policy

- Adverse environmental effects for which we are responsible will be reduced through genuine, forward-looking solutions.
- We strive to achieve the highest possible quality - technical as well as operational - in all our efforts to address environmental issues.
- Environmentally sound operations are a prerequisite for future profitable growth. Our know-how and experience must be used to manufacture products that are preferred because they combine consumer benefits with environmental benefits.
- Product development, production and distribution, consumption and re-use of Orkla's products must be adapted to meet the goal of long-term, sustainable development.
- We will pursue a policy of openness and active dialogue in our environmental efforts.
- Each business area sets its own environmental objectives, establishes systems and control procedures and is responsible for implementation and reporting.

Financial Investments' share of the Group's operating revenues and operating profit 1997-2001

□ Balance Sheet
■ Profit before tax


%
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001

Report of the Board of Directors

For Orkla's industrial operations, 2001 was a year of significant expansion and profit growth. Due to weak financial markets, however, there was a corresponding marked decline on the Group's investment portfolio after substantial gains had been realised the previous year. As a result, earnings per share were NOK 10.7, compared with NOK 17.0 in 2000 and NOK 7.9 in 1999. The Board proposes paying a dividend of NOK 3.25, up from NOK 3.00 last year. The return on the Orkla share was -11.0 % in 2001, which is somewhat better than the average on the Oslo Stock Exchange, where the All Share Index dropped 17.2 %.

The establishment of Carlsberg Breweries, in which Orkla has a 40 % interest, and the acquisition of Det Berlingske Officin, both effective from 1 January 2001, were the main reasons why Group operating revenues were 3 % higher than in the previous year. Despite the economic slowdown in the second half of the year, operating profit for the year was 25 % higher than in 2000. Profit growth was primarily driv-en by Orkla Beverages, where the continued expan-sion and profit growth of Baltic Beverages Holding (BBH) and the acquisition of the Swiss Feldschlösschen brewery were the strongest contributors. Orkla Brands and the Chemicals business also achieved significant profit growth in 2001, while Orkla Foods' operating profit was on a par with the previous year, despite the negative impact of a weaker Swedish krone. Orkla Media was affected by declining advertising markets, particularly in Poland and Denmark, and operating profit in this business area was significantly lower, even though turnover doubled after the takeover of Berlingske.

In spite of an upswing in the fourth quarter, there was a marked decline on the international stock markets for the year as a whole. The performance of Orkla's Financial Investments division was also weak in 2001. The division posted substantial book losses, while it realised particularly high gains from the sale of several large shareholdings in 2000. The net asset value of the investment portfolio was reduced by NOK 3,013 million in the course of the year, to NOK 12,909 million. The return on the portfolio was -15.3 %, which was marginally weaker than the Oslo Stock Exchange Benchmark Index (-14.6 %) and the FT World Index (-14.9 %).

The Group maintained or strengthened its market positions in the Nordic region, while the Beverages business, through Carlsberg Breweries, established itself as an important international player. In Russia, the Beverages business achieved strong volume growth and further strengthened its market position in 2001. Other initiatives to internationalise operations are proceeding gradually, although no major acquisitions were made in 2001. The proportion of Orkla's total operating revenues deriving from outside Norway increased from 61 % in 2000 to 73 % in 2001.

EARNINGS PER SHARE (FULLY DILUTED)


NOK
20
15
10
5
12.0
6.5
7.9
17.0
10.7
1997 1998 1999 2000 2001

FINANCIAL SITUATION

The establishment of Carlsberg Breweries and the acquisition of Berlingske made a substantial contribution towards almost doubling the turnover of both the Beverages and the Media businesses in 2001, and are the main reasons why the Group's operating revenues increased from NOK 34.1 billion to NOK 44.8 billion. Operating profit before goodwill amortisation and other revenues and expenses rose from NOK 3.1 billion to NOK 3.7 billion.

The Financial Investments division had a poor year and some shareholdings were written down, while a decision was made to realise losses. This led to a book loss of NOK 760 million, compared with a gain of NOK 2.7 billion in 2000.

Net financial items increased by NOK 342 million, primarily as a result of higher average debt throughout the year and a slightly higher average interest rate. In order to comply with the Finnish competition authorities' requirements in connection with the establishment of Carlsberg Breweries, the Group's shareholding in Hartwall was sold towards the end of the year. The sale generated a gain of NOK 1.35 billion.

Profit after tax was NOK 2.5 billion, compared with NOK 3.8 billion in 2000.

Orkla consolidated its 40 % interest in Carlsberg Breweries in the accounts as a jointly-controlled enterprise using the proportionate consolidation method, with accounting effect from 1 January 2001. This is the main reason why the balance sheet total was NOK 6.0 billion higher than in 2000, and is also one of the main reasons why the Group posted a negative cash flow of NOK 1.6 billion in 2001. The sale of Hartwall shares in November generated NOK 2.4 billion, which contributed towards reducing interest-bearing liabilities to NOK 19.1 billion towards the end of the year.

After the consolidation of Carlsberg Breweries at the end of the first quarter of 2001, the equity ratio was 32.3 % and it rose to 34.7 % in the course of the year. If unrealised gains on the investment portfolio are included, the equity ratio was 37.8 % at the end of 2001.

SALES OUTSIDE NORWAY


%
80
70
60
50
40
30
20
10
53
54
57
61
73
1997 1998 1999 2000 2001



Orkla's earnings per share were NOK 10.7, compared with NOK 17.0 the previous year. The entire difference is ascribable to the Financial Investments division, which realised particularly high gains in 2000 but decided to realise losses in 2001, which led to a pre-tax loss of NOK -110 million. Before goodwill amortisation and non-recurring items, earnings per share were NOK 13.3, compared with NOK 19.5 in 2000. Largely due to the realisation of portfolio losses, the tax charge was calculated to be 23.8 %, compared with 26.8 % in 2000.

The presentation of the annual accounts is based on the going concern assumption, and further comments may be found in the financial analysis of the annual accounts on pages 18-19.

Market situation and operating parameters

Approximately 24 million people live in the Nordic countries and grocery sales total some NOK 420 billion (including VAT). In 2001, growth was relatively moderate in all the Nordic countries, being 5 % in Finland and 2-4 % in the other countries.

The grocery trade in the Nordic region is one of the most concentrated in Europe and the trend towards Nordic structures, in terms of both operations and ownership/alliances, continued in 2001. For example, Coop established a formal Nordic organisation in 2001. The current dynamic in the retail trade is likely to continue and foreign players, particularly in the low-price segment, may also have an impact on the market.

In general, Orkla has good relations with Nordic retailers and, in vies of the strong positions held by its branded products and its Nordic business systems, is in a favourable position to handle future developments. Leading market positions, sound marketing and product development expertise, and a continued moderate price policy are Orkla's most important competitive advantages in the face of competition from international players and private labels. The increase in the price of important raw materials at the beginning of 2001 was gradually offset by price rises in the course of the year.

In Russia, BBH strengthened its leading market position and, following the acquisitions of Vena and the Voronezh brewery in January 2002, now has a market share of approximately 32 %. The Russian economy continued to develop well in 2001, growing by about 5 %. The currency was relatively stable throughout the year. Otherwise, the Beverages business generally maintained its market positions. However, the market situation in Sweden is very weak.

In mid-February 2002 it was announced that the British brewery group Scottish & Newcastle is to take over the Finnish company Hartwall, which is Carlsberg Breweries' partner in BBH. The new group will continue to cooperate with Carlsberg Breweries on BBH on the same basis as before.

Orkla Media was affected by weak advertising markets, particularly in Poland and Denmark, where they declined 15 % and 12 % respectively in 2001. In Norway, too, the newspaper advertising markets declined towards the end of the year, although there was growth on the advertising market for magazines.

Value in grocery retailing*, Norway


%-growth from previous year
6
5
4
3
2
1
1997 1998 1999 2000 2001

* Retail sale in non-specialized stores
Source: SSB

Value in grocery retailing, Sweden


%-growth from previous year
3
2
1
0
1997 1998 1999 2000 2001

Source: SCB



Orkla Board of Directors
From the left:
Stein Stugu, Eva Bergquist *(observer)*, Arvid F. Strand, Kjell E. Almskog, Björn Savén, Kjell Kjønigsen *(observer)*, Frode Alhaug, Åse Aulie Michelet, Christen Sveaas, Tom Ruud *(chairman)*, Jonny Bengtsson og Svein S. Jacobsen

The Chemicals business is traditionally sensitive to economic slowdowns, but due to the closure of one of its main competitors in the lignin sector, a successful specialisation strategy for ChemCell and a strong US dollar, this business area posted positive growth in 2001. However, the Fine Chemicals markets were weak and there was some over-capacity.

Comments on individual business areas

Orkla Foods' posted operating revenues of NOK 11,133 million in 2001, on a par with 2000. Adjusted for the decline in the value of the Swedish krone in 2001, however, operating revenues were up by about 2.5 % for continuing business. Operating profit before other revenues and expenses was NOK 791 million, compared with NOK 787 million the previous year. Profit growth for continuing business, adjusted for currency effects, was approximately 5 %. In 2001, Orkla Foods generally strengthened the market positions of its priority categories.

In Norway, Stabburet achieved profit growth. Many of Stabburet's branded products grew more strongly than the total market. Stabburet had many successful product launches in 2001, particularly in the pizza category. In local currency, Procordia Food's operating profit was on a par with 2000. The value of the Swedish krone was, on average, 9 % lower than the previous year, which also led to higher purchase prices for imported raw materials for the Swedish companies. Furthermore, competition on the Swedish market was tougher. Procordia is about to initiate an improvement project based on the methods and expertise developed for the Redesign project in the Chemicals area. Abba Seafood achieved profit growth and the integration of the Polish company, Superfish, is proceeding as anticipated. Beauvais in Denmark and Felix Abba in Finland made progress in comparison with the previous year. Orkla Foods International continued to operate at a loss, although its performance improved in comparison with 2000. Orkla Food Ingredients reported lower operating profit than in 2000, while Bakers continued to achieve growth.

Orkla Beverages (40 % of Carlsberg Breweries in 2001) posted operating revenues of NOK 14,924 million in 2001, up 101 %, and operating profit before other revenues and expenses was NOK 1,213 million, a rise of 70 %. The Northern and Western Europe market region posted operating profit before goodwill amortisation of NOK 820 million, compared with the pro forma figure of NOK 787 million for 2000. This growth was primarily ascribable to the acquisition of the Swiss brewery, Feldschlösschen, for which only one month's operations were included in the accounts for 2000. The Swedish market was weak, although there was growth on the other Nordic markets. The Central and Eastern Europe market region increased its operating profit before goodwill amortisation by 65 % to NOK 511 million. This strong performance was primarily ascribable to the strong growth of BBH and sound profit growth for Vena. After the integration of Vena and the acquisition of the Voronezh brewery in Southern Russia, BBH's market share in Russia will be about 32 %. BBH has also begun construction on a new brewery in Samara in Russia. The brewery will be completed in 2003 and will have an annual capacity of 1 million hl. Market growth in 2001 was 18 % in Russia, 16 % in Ukraine and 5 % in the Baltic States. BBH's volume growth on these markets was 33 %, 29 % and 8 % respectively. In 2001, the Asian market region was

Group operating profit


NOK million
3500
3000
2500
2000
1500
1000
500
2,613
1,797
2,177
2,607
3,260
1997 1998 1999 2000 2001

Operating margin*


%
10
8
6
4
2
9.2
8.3
8.0
8.9
8.2
1997 1998 1999 2000 2001

* Before goodwill amortisation

consolidated in the accounts in accordance with Carlsberg Breweries' original Asian structure, but from the beginning of 2002 Carlsberg Breweries will consolidate its 50 % share of Carlsberg Asia, which is an extended joint venture with the Chang Beverage Company of Thailand. Growth for the Asian market region in 2001 was largely the result of the sale of an unprofitable brewery in China, although the trend in Malaysia was also positive. A programme has been initiated to improve efficiency at the head office in Copenhagen. The turnaround at Feldschlösschen is proceeding better than planned. Work on realising the anticipated synergy gains from the establishment of Carlsberg Sweden is continuing, although the benefits will come somewhat later than anticipated.

Orkla Brands posted operating revenues of NOK 4,527 million in 2001 which, for continuing business adjusted for currency effects, is equivalent to a rise of 5 % compared with the previous year. Operating profit before other revenues and expenses was NOK 611 million, up 12 % in comparison with 2000 for continuing business adjusted for currency effects. All business areas except Lilleborg Industrial Detergents and Biscuits Sweden achieved profit growth. Growth in 2001 was mainly driven by the high and successful rate of innovation at Lilleborg Home and Personal Care. In the Confectionery sector, new product launches generated sales and profit growth. Orkla Brands largely maintained or strengthened its market shares on the Nordic markets.

In 2001, operating revenues for **Orkla Media** totalled NOK 7,453 million. This was twice the amount posted the previous year and was largely due to the acquisition of Det Berlingske Officin in Denmark. Operating profit before other revenues and expenses was NOK 155 million which, for continuing business adjusted for currency effects, is equivalent to a decline of 41 % compared with 2000. These unsatisfactory results were primarily due to a slowdown on the newspaper advertising markets, particularly in Poland and Denmark. Significant rationalisation measures and workforce reductions have been implemented and further rationalisation will be carried out to counter the negative trend. A new free newspaper, Urban, was launched in Copenhagen in the second half of 2001, which had a negative impact on profit. Further investments will be made in the development and distribution of Urban in 2002 to meet its newly-started competitor, Metro Express. Circulation figures for the Group's Danish newspapers declined slightly, in line with the total market. Newspapers in Norway and Sweden also reported lower profit than in 2000, mainly due to higher paper prices, higher distribution costs and the weak advertising market in the second half of 2001. Circulation was stable. The newspaper business in Eastern Europe posted lower profit for continuing business than in 2000, largely due to the decline on the Polish advertising market. The market declined even further in the latter half of 2001. The fall in profit was also ascribable to higher paper prices and the introduction of VAT on newspapers. Several rationalisation measures have been implemented which will partially offset the negative trend. The Magazine business reported profit growth for continuing business.

The **Chemicals** business posted operating revenues of NOK 6,581 million in 2001. For continuing business adjusted for currency effects, they were up 3 % compared with the previous year. Borregaard LignoTech achieved the strongest growth, more than 20 %. Operating profit before other revenues and expenses for the Chemicals business totalled NOK 554 million (NOK 450 million in 2000). Borregaard LignoTech was largely responsible for the higher profit, although Borregaard ChemCell, Denofa and Energy also achieved growth, while Fine Chemicals posted weak results. For Borregaard LignoTech, 2001 was a year of high activity and good results on most markets and for most applications. This particularly applied to sales to the construction and oil drilling sectors, where the closure of competitor Georgia-Pacific's factory on the west coast of the USA led to a scarcity of supplies throughout the year. A decision has been made to triple capacity at the lignin factory in South Africa and this expansion will be completed in 2003. A high degree of specialisation has softened the effects of a generally weak cellulose market and helped to ensure continued growth for Borregaard ChemCell. The comprehensive rationalisation project at the main plant in Sarpsborg was successfully completed and the results were good. The expertise and experience gained from this project will be used in new projects at Lignotech, Denofa and Chemcell.

The **Financial Investments** division made a pre-tax loss of NOK -110 million in 2001, compared with a profit of NOK 3,355 million in 2000. Realised losses amounted to NOK 760 million, compared with realised

DEBT AND EQUITY

□ Net interest-bearing debt
■ Equity (incl. min. int.)


NOK billion
20
15
10
5
13.7
12.1
14.5
13.2
15.7
14.2
18.0
17.3
19.1
19.0
1997 1998 1999 2000 2001

EQUITY RATIO

□ Book value
■ Incl. unrealised portfolio gains before tax


%
50
40
30
20
10
33.0
42.7
34.3
40.6
34.2
46.4
35.6
42.0
34.7
37.8
1997 1998 1999 2000 2001

CASH FLOW INDUSTRY AREA

□ Cash flow from operations
■ Net replacement expenditure


NOK billion
6
5
4
3
2
1
4.3
1.7
3.6
1.8
3.8
1.5
4.3
1.7
5.8
2.4
1997 1998 1999 2000 2001

gains of NOK 2,727 million in 2000. Dividends received totalled NOK 544 in 2001, on a par with dividends received the previous year. The Orkla Finance Group posted a profit of NOK 82 million, compared with NOK 178 million in 2000. Profit from the real estate business was NOK 22 million, on a par with the previous year.

At the end of the fourth quarter, the Oslo Stock Exchange Benchmark Index was 14.6 % lower than at the beginning of the year. The trend on the other Nordic markets was also weak in 2001. The negative return on Orkla's share portfolio was 15.3 %. The market value of the Group's investment portfolio at year-end was NOK 14,140 million, while the net asset value dropped NOK 3,013 million in the course of the year, to NOK 12,909 million. Foreign investments accounted for 32.4 % of the portfolio. Unrealised gains totalled NOK 2,746 million, equivalent to just under 20 % of the market value of the portfolio.

Personnel and organisation

At year-end, the Group had 31,767 employees, of whom 8,858 were in Norway, 11,303 in the rest of the Nordic region and 11,606 in countries outside the Nordic region.

Efforts to develop Orkla as a knowledge-driven group have been strengthened with the establishment of an internal Human Resource Development Board, chaired by the Group CEO. The purpose of the Human Resource Development Board is to ensure that resources are prioritised in the best possible way and to improve the quality of human resource development programmes. Programmes to build the corporate culture play a vital role in further developing a common value base and a common identity that interact with valuable local characteristics. Focus on management has been intensified through the continuation of a corporate senior management programme and the coordination of management training for Orkla's business areas. Professional forums and a number of courses have been established in the field of procurement/logistics, sales, marketing and production in order to utilise and spread best practices throughout the group as well as possible. Efforts to define and develop normative tools and methods have been intensified in order to enhance their technical and professional quality.

Work on internal recruitment has been intensified through the annual management audit processes. Orkla's trainee programme is an important contribution to external recruitment and has considerably enhanced Orkla's reputation among graduates in Scandinavia.

Orkla wishes each unit and manager to be evaluated according to criteria that to the greatest possible extent coincide with shareholders' interests. In 2001, the Group introduced EVA® (Economic Value Added) as a measurement and management system. The reader is referred to a separate article on this topic on pages 73-74.

Cooperation with employees' organisations through established cooperative and representational systems is good and makes a valuable contribution towards addressing the challenges faced by the Group and by individual companies in a constructive manner. The representational systems have been adapted to take into account the fact that the Group now has a considerably larger number of employees, particularly in Denmark.

Information concerning remuneration for the Corporate Assembly, the Board of Directors, the President, the Executive Board and the auditor may be found in Note 4 to the accounts for Orkla ASA (page 37).

Jens P. Heyerdahl d.y. resigned from his post as President and CEO on 1 July 2001. Mr Heyerdahl was first employed by Orkla on 20 January 1975 and became CEO on 1 September 1979. During the period when Jens P. Heyerdahl d.y. headed Orkla, the

Stock market performance Oslo and internationally


New York
Tokyo
Oslo
London
Index 31.12.1982 = 1
20
15
10
5
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Source: Oslo Stock Exchange All Share Index, Dow Jones Industrial Average, FT-SE 100, Nikkei Index

Return on capital employed by Industry area


%
20
15
10
5
16.7
10.4
11.1
12.4
12.7
1997 1998 1999 2000 2001

Group's annual operating revenues increased from NOK 146 million to NOK 45 billion. This growth has also been highly profitable and shareholders' average annual return during Mr Heyerdahl's tenure as CEO was 24.1 % per year. This result must be regarded as excellent by any comparison and is based on the long-term work that was typical of Orkla throughout Mr Heyerdahl's period as CEO. The Board of Directors wishes to thank Jens P. Heyerdahl d.y. for his considerable efforts over so many years, to the benefit of the company and its shareholders.

Finn Jebsen, who has worked at Orkla since 1980, took over as President and CEO on 2 July 2001. From the same date, Roar Engeland and Dag J. Opedal joined Orkla's Executive Board.

At its meeting on 23 August 2001, Orkla's Corporate Assembly elected new shareholder representatives to the Board of Directors. The new members of the Board are Tom Ruud and Åse Aulie Michelet, and Tom Ruud was elected to be the new Chairman. Finn A. Hvistendahl resigned from the Board. The Board of Directors thanks Mr Hvistendahl for his efforts on behalf of the Orkla Group.

HEALTH, SAFETY AND ENVIRONMENT (HSE)

Orkla is engaged in systematic environmental efforts that are characterised by a coherent approach and a long-term perspective where the Precautionary Principle and the Life Cycle Principle play an important role. There is focus on preventive HSE efforts and measures to improve the environmental situation. The details of Orkla's programmes are formulated by the individual business areas on the basis of the requirements laid down for each area.

The trend in recent years towards increasing sickness absence in Norway has been halted and in 2001 sickness absence was somewhat lower than in the previous year. The injury rate (H-value) was slightly higher than in 2000. However, there were no reports of serious accidents or major damage to buildings or production equipment.

Orkla's activities and products have a local, regional and global impact on the environment. Orkla therefore continuously seeks to improve its ability to meet the growing environmental demands of society, authorities, customers and consumers. Efforts to limit the negative environmental impacts that may occur throughout the value chain, from the production of raw materials to the final treatment of residuals and waste, have high priority.

Orkla strongly emphasises the importance of building trust and confidence. The Group's products must therefore be based on safe raw materials and manufactured in a way that is acceptable to and preferred by customers and consumers. Orkla imposes increasingly strict requirements on its suppliers with respect to environmental standards and product safety. The Group has adopted a wait-and-see policy on modern gene technology because a clear majority of consumers do not accept the inclusion of genetically modified raw materials in food products.

Operations at most of Orkla's factories are subject to official permits which limit production volumes and emissions that have an impact on the environment. In the course of the year, there were no incidents that resulted in serious damage to the external environment. Drills are held regularly to train staff to deal with various types of emergency situations.

TRENDS IN SICKNESS ABSENCE IN NORWAY


%
8
7
6
5
4
3
2
1
6.9
7.4
7.4
7.2
6.9
1997 1998 1999 2000 2001

TRENDS IN H-VALUES AT ORKLA IN NORWAY. THE SAME TRENDS APPLIES TO THE ENTIRE GROUP


12
10
8
6
4
2
10.8
11.3
8.6
9.3
9.5
1997 1998 1999 2000 2001

Orkla's industrial production is energy-intensive, particularly the Chemicals business. Food production is dependent upon access to substantial quantities of high-quality water. For financial reasons, Orkla has chosen to use several different energy sources, which means that there are annual variations in emissions of greenhouse gases. Most of Orkla's production plants are implementing energy saving and investment projects to reduce energy consumption.

The distribution of consumer products, such as beverages, food and detergents, has a significant impact on the environment. Orkla is therefore focusing on rationalising transport, reducing the weight of packaging and using materials that it is appropriate to recycle. Orkla companies are active members of the organisation of waste recovery enterprises established by business and industry in the Nordic region to collect and recycle packaging.

More detailed information about Orkla's environmental efforts and status in the various business areas may be found on the Internet (www.orkla.com/environment).

In 2001, Orkla Beverages (Carlsberg Breweries) published an environmental report for the period 1998-2000 covering 33 breweries. The report presents the improvements this business area has achieved and its priority targets for the years ahead.

Allocation of profit for the year

In 2001, Orkla ASA's profit for the year totalled NOK 1,286 million. The Board of Directors proposes the following allocations (NOK million):

Allocated to dividend	(685)
Allocated to free reserves	(601)
Total	(1,286)

Outlook for 2002

No significant improvement is expected in the global economy before the second half of 2002 at the earliest. The impact of an economic decline is generally moderate for the Branded Consumer Goods business and the Board anticipates continued growth for Orkla's companies. For Orkla Media's newspaper operations, however, markets are expected to remain difficult in 2002. Although the Chemicals business is traditionally vulnerable to global economic cycles, a favourable competitive situation for lignin, a favourable currency situation and positive results from the specialisation strategy in the cellulose market help to reduce this vulnerability.

After a sharp decline on most stock exchanges in the third quarter of 2001, the markets bottomed out in September and there was an upswing in the fourth quarter. Although there is still a great deal of uncertainty on the stock markets, a positive overall trend is anticipated in 2002.

Oslo, 6 March 2002

The Board of Directors of Orkla ASA

Tom Ruud
Chairman

Frode Alhaug

Kjell E. Almskog

Jonny Bengtsson

Svein S. Jacobsen

Åse Aulie Michelet

Björn Savén

Arvid F. Strand

Stein Stugu

Christen Sveaas

Eva Bergquist
observer

Kjell Kjønigsen
observer

Finn Jebsen
President and Group Chief Executive

Income Statement

The income statement shows total revenues for the Group and the expenses involved in maintaining sales at this level. So as to distinguish more clearly between the financial period's ordinary, underlying operations and items arising from acquisitions/ items substantially relating to other periods, the income statement distinguishes between operating profit before goodwill amortisation and other revenues and expenses, on the one hand, and operating profit after amortisation of acquired goodwill and revenues and expenses relating to other periods, on the other. Profit before tax also includes financing of operations and investment income, while profit for the year is stated net tax for the period. Investment income includes portfolio gains, dividends received and profits from investments in associates in which the Group has a significant influence, e.g. Jotun (42.5 % ownership), and therefore includes its share of the result for accounting purposes. Minority interests represent that part of the profit/ loss for the year that must be assigned to external interests in the Group's subsidiaries. Most of the minority interests can be found in Carlsberg Breweries, mainly in connection with Baltic Beverages Holding.

Amounts in NOK million	*Note*	**2001**	2000	1999
Revenues	*1*	**44,309**	33,552	30,833
Other operating revenues		**490**	531	659
Operating revenues	*15*	**44,799**	34,083	31,492
Cost of materials		**(17,701)**	(13,850)	(12,376)
Payroll expenses	*3*	**(9,867)**	(7,346)	(7,128)
Other operating expenses	*4*	**(11,397)**	(8,219)	(7,894)
Depreciation and write-down of fixed assets	*20*	**(2,148)**	(1,618)	(1,565)
Operating profit before goodwill and other revenues and expenses	*15*	**3,686**	3,050	2,529
Goodwill amortisation and write-downs	*20*	**(454)**	(479)	(443)
Other revenues and expenses	*22*	**28**	36	91
Operating profit		**3,260**	2,607	2,177
Profits from investments in associates	*18*	**1,510**	242	114
Dividends		**545**	555	325
Portfolio gains	*9*	**(760)**	2,727	595
Financial items, net	*5*	**(1,302)**	(960)	(892)
Profit before taxes		**3,253**	5,171	2,319
Taxes	*13*	**(773)**	(1,388)	(527)
Profit for the year		**2,480**	3,783	1,792
Of which minority interests	*16*	**211**	182	125
Fully diluted earnings per share (NOK)	*See page 40-42*	**10.7**	17.0	7.9
Fully diluted earnings per share, adjusted (NOK) [1]	*See page 40-42*	**13.3**	19.5	9.7

1) Excluding Other revenues and expenses (and similar matters in Associates and Financial items, net) and Goodwill amortisation.

Balance Sheet

The balance sheet shows the Group's total assets, broken down into long-term and short-term assets, and how these are financed. Long-term assets are assets intended for permanent ownership or use. Other assets are short-term assets. Long-term assets may be tangible fixed assets such as machinery and plants, property and buildings, but also include intangible assets, investments in associates and other financial long-term assets. Intangible assets largely correspond to the excess value paid by the Group for other enterprises (goodwill). Goodwill is different from other long-term assets in that, unlike tangible assets, its depreciation does not indicate a corresponding need for reinvestment. Short-term assets include inventories and trade receivables, items that have a one-year cycle, the share portfolio (book value), cash and cash equivalents. Other short-term and long-term liabilities are interest-free borrowings, and mainly consist of trade creditors, tax, tax withholdings, and accrued unpaid public taxes/charges. Interest-bearing liabilities consist of the Group's total borrowings and represent loans from several different credit institutions and with different maturity. Short-term liabilities fall due within a year. The Group's equity consists of shareholders' funds, divided between paid-in and earned capital, and minority interests representing that part of equity which must be assigned to external interests in the Group's subsidiaries.

Amounts in NOK million	*Note*	**2001**	2000	1999
Intangible assets	*20*	**5,978**	6,402	5,654
Tangible fixed assets	*20*	**17,477**	14,889	12,180
Investments in associates	*18*	**1,975**	2,551	2,021
Other financial long-term assets	*2*	**3,004**	854	1,368
Long-term assets		**28,434**	24,696	21,223
Inventories	*7*	**4,528**	3,942	3,487
Receivables		**7,964**	5,638	4,270
Portfolio investments etc.	*9*	**11,599**	12,758	11,375
Cash and cash equivalents	*6, 15*	**2,120**	1,613	1,269
Short-term assets		**26,211**	23,951	20,401
Total assets	*15*	**54,645**	48,647	41,624
Paid-in equity	*14*	**2,038**	2,037	2,039
Earned equity	*14*	**15,931**	14,410	11,528
Minority interests	*16*	**988**	854	659
Equity		**18,957**	17,301	14,226
Provisions	*12*	**2,147**	2,093	1,910
Long-term interest-bearing liabilities	*10, 11*	**18,483**	15,793	16,161
Long-term liabilities and provisions		**20,630**	17,886	18,071
Short-term interest-bearing liabilities	*10, 11*	**4,229**	3,953	1,668
Other short-term liabilities	*8*	**10,829**	9,507	7,659
Short-term liabilities		**15,058**	13,460	9,327
Equity and liabilities		**54,645**	48,647	41,624

Oslo, 6 March 2002

The Board of Directors of Orkla ASA

TOM RUUD
Chairman

FRODE ALHAUG

KJELL E. ALMSKOG

JONNY BENGTSSON

SVEIN S. JACOBSEN

ÅSE AULIE MICHELET

BJÖRN SAVÉN

ARVID F. STRAND

STEIN STUGU

CHRISTEN SVEAAS

EVA BERGQUIST
Observer

KJELL KJØNIGSEN
Observer

FINN JEBSEN
President and Group Chief Executive

Cash Flow Statement

Orkla's cash flow statement is meant to explain how the Group's net interest-bearing liabilities (interest-bearing liabilities net cash and other interest-bearing assets) have changed from one accounting period to the next. The first part shows the cash flow from the Industry division. Cash flow from operating activities shows how the operating profit for the period manifests itself in cash flow terms after allowing for depreciation (no cash effect) and making corrections for changes in tied-up receivables, inventories and working capital facilities and any gains/losses included in the operating profit. Free cash flow from operating activities shows the cash flow remaining after necessary replacement expenditure and environmental investments have been carried out and outmoded assets have been sold at scrap value. Free cash flow from the Industry division shows total cash flow from the area after net deductions for borrowings relating to other periods. Free cash flow from Financial Investments shows equivalent figures, before net purchase/sale of portfolio investments. The Group's self-financing capacity shows the Group's self-generated cash flow or capacity for expansion after dividends and taxes have been paid, and the sales value of companies sold and other capital transactions (purchase/sale of long-term shares, receivables etc.) accounted for. Expansion investments are capacity-increasing investments directly in Group activities. Acquired enterprises represent expansion into new activities, while the net purchase/sale of portfolio shares and properties represents net tied-up capital in financial investments over and above any realised gains. In addition the Group made net repurchases of its own shares. The sum total of all this constitutes the Group's net borrowing requirements or the potential for repaying liabilities after correcting for book exchange-rate effects on foreign borrowings.

Amounts in NOK million	*Note*	**2001**	2000	1999
Industry division:				
Operating profit		**3,231**	2,533	2,066
Depreciation and write-downs		**2,606**	2,077	2,059
Changes in net working capital		**12**	(353)	(369)
Cash flow from operating activities	*See page 43-45*	**5,849**	4,257	3,756
Sale of tangible fixed assets		**452**	287	184
Replacement expenditures and environmental investments	*20, see page 43-45*	**(2,412)**	(1,730)	(1,454)
Free cash flow from operating activities		**3,889**	2,814	2,486
Financial items, net		**(1,301)**	(990)	(758)
Free cash flow from Industry division		**2,588**	1,824	1,728
Free cash flow from Financial Investments division		**955**	(77)	598
Companies sold		**2,455**	121	333
Taxes and dividends paid		**(1,951)**	(1,173)	(1,035)
Miscellaneous capital transactions		**(96)**	(31)	63
Group's self-financing capacity		**3,951**	664	1,687
Expansion investments, Industry division	*20, see page 43-45*	**(726)**	(1,233)	(546)
Acquired companies	*20, see page 43-45*	**(4,769)**	(2,280)	(665)
Net purchase/sale of portfolio shares/properties		**41**	657	(1,653)
Net repurchase of own shares plus share issues		**(64)**	(35)	(117)
Net cash flow		**(1,567)**	(2,227)	(1,294)
Exchange rate impact on interest-bearing items		**416**	(45)	129
Change in gross interest-bearing liabilities		**2,966**	1,917	1,376
Change in liquid assets/interest-bearing receivables		**(1,815)**	355	(211)
Change in net interest-bearing liabilities		**1,151**	2,272	1,165
Net interest-bearing liabilities	*10*	**19,132**	17,981	15,709

Historical development

The Orkla Group in its present form was established through three major consolidation processes: the merger between Orkla Industrier A.S and Borregaard A.S in 1986, the merger between Orkla Borregaard A.S and Nora Industrier A.S in 1991 and the acquisition of Volvo's food business and establishment of joint beverage operations (Pripps Ringnes) in 1995.

Since 1986, Orkla has concentrated its activities in three main areas: Branded Consumer Goods, Chemicals and Financial Investments. In the past five years, the Group has carried out the following important transactions:

1997

Orkla takes over Volvo's 55 % financial interest in Pripps Ringnes, thereby acquiring full ownership of the company.
Baltic Beverages Holding (BBH) further expands by acquiring holdings in the Russian brewery Tulskoye Pivo and the Lithuanian brewery Utenos Alus.
Orkla Foods purchases 65 % of the Polish food company Kotlin, and enters into an agreement to take over the Czech pizza company Guseppe. Ringstads Ferskvare (formerly Stabburet Ferskvare) is sold.
Orkla Media purchases 51 % of Østlendingen AS, acquires a controlling influence in Østlandets Blad and enters into an agreement to buy 49 % of the Swedish newspaper Norrländska Socialdemokraten.
The Chemicals business acquires the US fine chemicals company PolyOrganix. It also establishes a joint venture company with Sappi Saiccor to manufacture lignin-based products in South Africa.

1998

BBH purchases interests in the Slavuta maltery and the Kolos brewery in Ukraine, and continues to grow through further investment in capacity expansion.
Orkla Foods acquires the Jacky dessert brand and the Ahti herring brand in Finland. Bakers takes over Norgeskaker.
Orkla Media acquires interests in the Lithuanian newspaper Kauno Diena and the Ukrainian newspaper Vysokoy Zamok. The company also strengthens its position in the direct marketing sector through the acquisition of Mitcom in Sweden.

1999

BBH purchases 75 % of the Russian brewery Chelyabinskpivo in Ural and 50 % of the Russian brewery Pikra in Krasnoyarsk. BBH also increases its interest in Kolos in Ukraine and Utenos Alus in Lithuania to 99 %.
Orkla Foods concludes an agreement to purchase KåKå, a Swedish marzipan and bakery ingredients supplier, and sell the Norwegian business Regal Mølle.
Orkla Brands expands in Sweden through the acquisition of Freds AB, Swedish market leader in household textiles.
Orkla Media acquires Gazeta Lubuska, one of Poland's largest regional newspapers.

2000

Orkla Foods acquires Superfish in Poland, Mirelite in Hungary and Suslavicius in Lithuania, in addition to taking over 50 % of Jästbolaget AB, a Swedish yeast manufacturer.
Orkla Media acquires Det Berlingske Officin, one of Denmark's largest publishing groups. It also enters into an agreement with the German-owned newspaper group Polskapresse to cooperate on advertising in Poland through the joint venture company Media TAK.
Orkla's snacks business (KiMs Norge AS and KiMs Danmark A/S) merge with OLW Sverige AB to form Chips Scandinavian Company (CSC).
Orkla Finans brokerage services and Enskilda Securities sign an agreement to merge the two businesses. Orkla owns 22.5 % of the amalgamated company, which is reported as an associate company as from 1 April 2000.
The footwear company Viking Fottøy is sold.
On 31 May 2000, Orkla ASA and Carlsberg A/S sign an agreement to merge the two companies' beverage businesses to form Carlsberg Breweries. Carlsberg Breweries acquires the Swiss brewery Feldschlösschen and enters into an agreement to establish Carlsberg Asia.

2001

Carlsberg Breweries is approved by the competition authorities and is reported in Orkla's accounts as from 1 January 2001. Carlsberg Breweries increases its interest in the Turkish brewery Turk Tüborg to 82 %. Carlsberg Breweries increases its stake in Okocim in Poland and plans to merge the Piast, Bosman and Kaszetlan breweries to establish Carlsberg Okocim, in which Carlsberg Breweries will have a 67 % interest. BBH sells the Lithuanian brewery Kalnapilis to the Danish Bryggerigruppen.
Hjemmet Mortensen acquires the Swedish company Medströms Media AB.
The Chemicals business sells Fredrikstad Blikk & Metallvarefabrikk to AB Hannells.

2002

BBH acquires the Voronezh Brewery in Russia. Carlsberg Breweries purchases the remaining 25 % of Carlsberg Italia S.p.A., thereby acquiring full ownership of the company. Carlsberg Asia increases its interest in South Korea's largest brewery, Hite Brewery, to 25 %.
Orkla Food Ingredients acquires full ownership of Jästbolaget.

Financial Analysis

INCOME STATEMENT

Orkla's operating revenues increased by 31 % to NOK 44.8 billion. This growth was primarily ascribable to Orkla Beverages and the establishment of Carlsberg Breweries and its subsequent expansion, and to Orkla Media's acquisition of Berlingske. The growth in operating revenues in the Chemical business reflected the fact that in 2000 Denofa was involved in short-term contract production of soya beans in Brazil, an activity that was not continued in 2001. The Chemicals business reported growth in underlying business. The decline in the value of the Swedish krone, which was on average 9 % weaker than in 2000, reduced the Group's operating revenues in Sweden. Continuing business, adjusted for currency effects, for both Orkla Brands and Orkla Foods showed general growth.

Group operating profit before goodwill amortisation and other revenues and expenses rose by 21 % to NOK 3.7 billion in 2001. The operating margin before goodwill amortisation was 8.2 %, which is lower than in 2000. This decline was mainly attributable to structural changes within the Group, and in general there was growth in underlying business, apart from Orkla Media. When Carlsberg Breweries was established, Orkla's beverage business (Pripps Ringnes) with its relatively higher operating margin was amalgamated with Carlsberg's larger business which had a lower operating margin. Account was taken of both the size of the businesses and the differences in operating margin in the transaction, with the result that Orkla Beverages almost doubled in size, while its average operating margin decreased slightly. Orkla Media's acquisition of Berlingske was based on the recognition that it would be necessary to carry out a turnaround operation over a 2-3 year period in order to achieve satisfactory profitability. During this period, therefore, Berlingske would have a lower operating margin than Orkla Media's other businesses and would thus reduce the average operating margin. Furthermore, Orkla Media's newspaper business was negatively affected by slow advertising markets in 2001.

The Group's share of profit from associates totalled NOK 1.5 billion, compared with NOK 242 million in 2000. In compliance with the Finnish competition authorities' conditions for establishing Carlsberg Breweries, Orkla sold its interest in Hartwall in 2001. The NOK 1.35 billion gain on this divestment was taken to income under associates (NOK 1.28 billion) and portfolio gains (NOK 72 million). Provisions and write-downs totalling NOK 60 million were charged against profit from Jotun primarily related to investments in the USA.

Other revenues and expenses amounted to NOK 28 million. This includes NOK 68 million in gains on the sale of businesses, and provisions of NOK 27 million for demolition projects in the Chemicals business and NOK 13 million for the restructuring of Carlsberg Breweries' head office.

Net financial items increased by NOK 342 million to NOK 1,302 million. This rise is largely due to the increase in net interest expenses resulting from a NOK 3.4 billion increase in average interest-bearing liabilities related to the expansion of Carlsberg Breweries and the acquisition of Berlingske in late 2000, and to a slightly higher average interest rate (+0.7 percentage point) during the year. A total of NOK 58 million for the write-down of Internet-related investments was charged against net financial items.

The Financial Investments division reported a total net loss of NOK 760 million on its equity portfolio in 2001, whereas it realised gains of NOK 2,727 million in 2000 on the sale of large shareholdings in NetCom, Dyno and other companies. Investments in Enitel and AP Holdings were written down by a total of NOK 363 million in the third quarter, while its Stepstone shares were written down by NOK 285 million in the last quarter of 2001. Dividends received amounted to NOK 544 million, which was about the same as in 2000.

Pre-tax profit amounted to NOK 3.3 billion in 2001, down NOK 1.9 billion from 2000. The difference is entirely ascribable to the extraordinarily high gains realised on the investment portfolio in 2000, coupled with the net book loss realised in 2001.

A tax charge of 23.8 % has been applied, which is lower than in 2000. The relatively low tax charge is attributable to the Financial Investments division. Furthermore, Orkla's claim in a tax case related to Skøyen Næringspark was finally upheld, as a result of which an earlier tax provision was reversed in the Group accounts for 2001.

Earnings per share were NOK 10.7, compared with NOK 17.0 the year before. Significantly improved profit from the Industry division was offset by lower contributions to profit from the Financial Investments division. Before goodwill amortisation and non-recurring items, earnings per share were NOK 13.3, compared with NOK 19.5 in 2000.

Balance sheet and liquidity

Orkla has consolidated 40 % of Carlsberg Breweries using to the proportionate consolidation method as a jointly-controlled business, with accounting effect from 1 January 2001. Consequently, the expansion that took place at Carlsberg Breweries between 31 May 2000, when the agreement was signed, and 31 December 2000, was not reflected in Orkla's balance sheet until 2001. This is the main explanation for the approximately NOK 6 billion increase in the balance sheet total to NOK 54.6 billion in 2001. Furthermore, the above-mentioned expansion at Carlsberg Breweries does not appear as expansion investments until 2001, and accounted for a substantial proportion of the expansion investments and acquisitions, which totalled NOK 5.5 billion. Towards the end of the year, the divestment of Orkla's interest in Hartwall generated about NOK 2.4 billion. Combined with positive contributions from operations, this partly offset the costs of the strong expansion, and the Group posted a negative cash flow of NOK 1.6 billion. The Group's net interest-bearing liabilities increased by NOK 1.2 billion to NOK 19.1 billion as of 31 December 2001.

The Group's financial soundness, measured in terms of the book equity to assets ratio, was 34.7 % as of 31 December 2001. After the consolidation of Carlsberg Breweries, the Group's equity ratio was 32.3 % at the end of the first quarter. The equity ratio thus increased in the course of the year by 2.4 percentage points, even though it was slightly lower at the end of 2001 than prior to the establishment and expansion of Carlsberg Breweries. If unrealised gains on the share portfolio are included, the equity ratio was 37.8 %, which is 4.2 percentage points lower than at 31 December 2000. This decline from year-end 2000 is ascribable to the negative return on the investment portfolio. Orkla's liquid reserves largely consist of unutilised long-term drawing facilities, which amounted to NOK 10,740 million as of 31 December 2001, and unutilised credit ceilings on overdraft facilities. Efforts are made to minimise liquid reserves.

Orkla's goal is to ensure that its borrowing rate follows the general trend in money-market rates, while at the same time minimising the effects of short-term fluctuations on interest rate markets. The fixed interest period profile of the loan portfolio is determined partly by the choice of interest rate structure for the Group's borrowings and partly by the use of interest rate derivatives such as interest rate swap agreements, cross-currency interest rate agreements and forward rate agreements. At year-end 2001, approximately 84 % of the Group's interest-bearing liabilities were exposed to floating interest rates, and were spread mainly between NOK, SEK, USD and EUR. The Group's average borrowing rate in 2001 was approximately 6.0 %, which is 0.7 percentage points higher than in 2000.

The Orkla Group is exposed to currency risk relating to future cash flows and monetary items in the balance sheets of individual companies, and to the translation of shares in foreign companies. This currency exposure is hedged by foreign currency loans and financial instruments such as futures contracts, cross-currency interest rate swap agreements and options.

The Group's loan contracts are based on a negative pledge clause, and the Group can therefore only provide mortgages as collateral for debt to a limited degree.

The Orkla organisation has a centralised treasury department which is responsible for Group financing, liquidity management and hedging of interest and currency risk. There is a clear division between the department's trading and settlement functions. Its functions also include risk management, which entails monitoring the department's and the Group's financial risks relating to currencies and interests and ensuring that they remain within the limits set by the management.

Carlsberg Breweries is organised as a jointly-controlled business with its own finance department and is responsible for its own interest rate and currency management.

EVA®

As part of the process of further developing Orkla's management systems, the Group has introduced the concept of Economic Value Added (EVA®) as the main financial measurement of the Group's industrial operations. EVA® is generally defined as the contribution achieved by the company after deduction of the company's average capital charge. Seen in isolation, a positive EVA® result means that the company has so far created added value that exceeds the cost of capital. For further details regarding EVA®, please see pages 73-74.

Despite substantial expansion and increased capital costs, the Group's Industry division achieved growth in EVA® in 2001. While Orkla Brands and Chemicals reported the strongest growth in value, Orkla Beverages also improved its performance. Orkla Foods more or less maintained its level of growth from 2000, while Orkla Media suffered a decline due to strong falls in advertising market volumes and an increased capital base.

Accounting Principles

The Group accounts have been prepared in accordance with laws and regulations, as well as Norwegian GAAP. All amounts are in NOK million unless otherwise stated.

The sections in italics, above the income statement, balance sheet, cash flow statement and notes, have been inserted to provide a more detailed explanation of the various presentations.

Principles for the preparation of group accounts

The Group accounts show the total profit/loss and the total financial position when the parent company Orkla ASA and its controlling interests in other companies are presented as a financial whole. Companies in which the Group has sole controlling interest (Subsidiaries) are consolidated 100 %, line by line in the Group accounts. Minority shares of the profit/loss after tax and share of equity are presented on a separate line. In the case of companies in which the Group shares the controlling interest with others (joint ventures), the Group's interest is consolidated line by line, using the proportionate consolidation method. Companies in which the Group has a significant influence (associates) are valued using the equity method and the Group's share of the profit/loss and equity in the associate is presented on separate lines in the consolidated income statement and balance sheet respectively. Other financial investments are presented at cost price to the Group using the cost method.

The principles for incorporating the controlling interests in other companies in the Group accounts is the same for subsidiaries, joint ventures and associates. The cost price of the shares in the controlled companies is valued against the Group's share of the corresponding equity in the companies and the difference between cost price and the Group's share of the equity is allocated primarily to those of the company's tangible assets (or incurred obligations) whose value deviates from book value. Any residual value is always classified as "goodwill" in the Group accounts.

Investments in foreign subsidiaries have been translated using the exchange rate at 31 December for the balance sheet and monthly average exchange rates for the income statement. Translation differences have been charged directly against equity.

Accrual principles, Classification and Valuation

In accordance with Norwegian GAAP the financial statements are based on the transaction, earned income, matching and prudence principles and on the all-inclusive income concept. Account is taken of hedging. When uncertain, the best estimate is used. The financial statements are prepared according to uniform and consistent principles. The statements are based on the going concern assumption principle.

Classification of accounting items. All assets relating to the commodity cycle, receivables due within one year and "assets not intended to be permanently retained or used in the business" are short-term assets. Other assets are fixed assets. The dividing line between short-term and long-term liabilities is one year prior to the maturity date.

Operating revenues are revenues after deduction of discounts, VAT, and all other public charges.

Valuation of short-term assets is effected at the lower of original cost and market value. Fixed assets are valued at original cost less accumulated ordinary depreciation. If the market value of a fixed asset has suffered a permanent diminution, it is written down, but this will be reversed (not goodwill) if the reasons for the write-down no longer exist. Investments in associates are valued in accordance with the equity method (see above).

Trade receivables are valued at estimated realisable value at 31 December. Provisions have been made for bad debts.

Inventories of materials are valued at the lower of cost or market value based on the FIFO principle. Finished goods and work in progress are valued at cost of production. A provision is made for obsolescence.

Shares and other investments which represent financial investments, separate from the Group's strategic industrial investments, are classified as short-term assets and valued using the portfolio principle. The portfolio is managed as a whole and an adjustment in value is only made if the aggregate holdings have a lower value than original cost. The book value and market value of the largest holdings of listed securities are specified in note 9. The market value of unlisted investments has been fixed at cost price unless there is information that justifies a different value.

Individual investments in the portfolio which have incurred a long-term fall in value are written down. In view of Orkal ASA's investment strategy, the securities portfolio does not satisfy the criteria for use of the market value principle pursuant to section 5-8 of the Accounting Act. The investments are undertaken for financial reasons, without necessarily exploiting short-term fluctuations in the market. Long-term shareholdings and other interests which are not treated as investments in associates are recorded using the cost method. The cost method means that shares/investments are recorded in the balance sheet at cost and cash payments received are treated as dividends.

Tangible fixed assets are capitalised and depreciated if they are material and have a useful economic life in excess of 3 years. Maintenance of fixed assets is recorded as an operating cost, whereas expenditure on additions or improvements is capitalised and depreciated in line with the corresponding asset. Asset replacements are capitalised. Excess values arising from acquisitions are allocated in the Group accounts to the relevant fixed assets and depreciated accordingly.

Goodwill. Goodwill is the difference between the consideration paid for an acquired enterprise and its book value after having assigned the excess/ deficient value to material factors. The term goodwill, therefore, covers elements of intangible assets such as trademarks etc. as well as elements of e.g. synergy and future earning potential. Goodwill in the balance sheet relates to acquisitions only; self-generated goodwill will always be expensed directly. Goodwill is amortised over its expected useful life, in accordance with calculations made at the time of purchase and depending on its constituent elements, but never over more than 20 years. Goodwill relating to new acquisitions is explained in note 20.

Research and development (R&D). R&D costs are expensed as incurred. R&D costs are costs incurred by the Group for research and development/ further development/ surveying existing/ new products, production processes etc. in order to secure future earnings. The term includes salaries. See note 19.

Other intangible assets. Expenses relating to self-developed intangible assets in the form of new trademarks etc. are expensed directly, since the future financial benefits to the company cannot be identified with any degree of certainty at the time of launching. The cost of intangible assets taken over by the company through acquisitions are entered indirectly in the balance sheet in the form of goodwill. In an overall perspective it would be both inaccurate and inexpedient to distinguish between cash flow from intangible assets and other cash flows. Balance-sheet items relating to self-developed or specially adapted computer programs are presented as intangible assets.

Pensions. Accounting for pension costs is in accordance with the preliminary Norwegian accounting standard on pension costs. Pension costs and liabilities are calculated using assumptions about discount rates, future salary adjustments, state pension benefits, future returns and actuarial calculations on deaths and early retirement, etc. The pension funds are valued in the balance sheet at market value less net pension liabilities. Any overfunding is recorded in the balance sheet to the extent it is likely that it may be utilised or repaid. Changes in pension liabilities due to alterations in the terms of pension plans are allocated to the income statement over the estimated average remaining pensionable service of the employees. Changes in pension assets and liabilities due to changes in and deviations from the calculation assumptions (estimate changes) are allocated to the income statement over the estimated average remaining pensionable service of the employees if the differences exceed 10 % of the gross pension liability (or pension assets if larger). Unamortised differences and treatment of SPP funds are disclosed in note 3.

Foreign currency translation. The treatment of currency in the Group differs between hedged and unhedged items. "Hedged" means that the financial effect of fluctuations in the relevant currency has been minimised. Balance sheet items which hedge each other are presented at the exchange rate on the balance sheet date while balance sheet items which are hedged by off-balance sheet financial instruments are presented using the hedge rate. Hedging transactions undertaken to hedge contractual cash flows are valued together with these cash flows, while any unrealised loss on hedging transactions which do not cover contractual cash flows is expensed under the caption "Financial items" and are reclassified and recorded at fair value as operating items when realised. Other foreign currency items are presented at the current rate of exchange and the profit or loss is calculated.

The effect on profit of loans that secure the net investment in foreign subsidiaries is reversed at Group level and posted against translation differences under equity.

Portfolio investments are hedged against currency exposure. The hedging effects are posted in the balance sheet on a continuous basis and reversed in step with changes in exchange rates, the posting of realised gains and losses in the income statement, and any write-down of the portfolio.

Interests. Interest bearing instruments are reported on an accruals basis in the same way as interest on interest bearing liabilties and receivables.

Other financial agreements. Financial agreements concerning future purchases/sales of electric power securing future power production are valued as hedging contracts.

Margin trading of electric power is valued using the lower value of original cost and market value.

Contracts regarding purchase and sale of fish oil (contracts regarding purchase and sale, and stocks), that secure stocks or opposite positions, are valued as hedging contracts. Unrealised loss on contracts not secured is recognised in the income statement.

Trading in soya beans, soya meal and soya oil contracts securing the price margin on stocks, or securing opposite positions in soya beans, soya meal and soya oil, are valued as hedging contracts. Unrealised loss on positions not secured is recognised in the income statement.

Taxes. The tax charge is based on the financial result and consists of the aggregate of taxes payable and changes in deferred tax. Deferred tax is calculated at the nominal tax rate for timing differences arising between accounting and tax values. Deferred tax on acquisition is computed at present value.

No tax has been computed on the profit/loss of associates (see note 13).

Uncertain commitments (provisions). Provisions are made whenever it is resolved to implement measures leading to substantial changes in the scope of Orkla's business operations or the way in which they are run. Such provisions are made on the basis of the best estimate of the expenses that are expected to accrue. The provisions will not be linked to corresponding items of income in the year of implementation. Uncertain provisions will be included in the accounts if there is more than a 50 % probability that they will be utilised for settlement. Best estimates are used for calculating the settlement value. Other material matters are commented on in note 12.

Carlsberg Breweries

On 31 May 2000 Orkla ASA and the listed company Carlsberg A/S entered into an agreement to merge their beverage operations with financial effect from 1 July 2000. Under the merger agreement, Orkla was to receive 40 % of the shares in a newly established joint company in exchange for all the shares in the holding company Pripps-Ringnes AB as soon as a number of conditions were met. Furthermore, there was to be a cash settlement to compensate for imbalances in the financial structure (40/60).

Carlsberg A/S thus demerged its brewery business to form a new Danish company, Carlsberg Breweries A/S, and the agreement, including the exchange of shares and cash settlement (NOK 178 million) was concluded on 13 February 2001 after the final condition was met.

For accounting purposes, Orkla treats Carlsberg Breweries as a jointly controlled business based on the content of the shareholder agreement between the two parties.

Consolidation of the Carlsberg Breweries group as a jointly controlled business entails inclusion of Orkla's 40% interest line by line in the Group accounts, using the proportionate consolidation method. Due to the differences in the balance sheet structures for Carlsberg's brewery operations and Orkla Beverages prior to the merger, goodwill/excess values related to Orkla Beverages was reduced from approximately NOK 2.5 billion to approximately NOK 0.5 billion with a contra entry in assets (particularly machinery and plants) and liabilities. Seen in isolation, this led to a reduction of about NOK 140 million in goodwill/excess values amortisation in 2001 compared with Orkla Beverages in 2000.

Orkla carried out the merger with accounting effect as from 1 January 2001. The investment in Carlsberg Breweries was treated as a continuation of the former investment in Orkla Beverages. Consequently, the net investment in Orkla Beverages and thus the equity capital in the Orkla Group were not affected by the exchange of shares per se.

Carlsberg Breweries' accounts have been prepared in accordance with Danish accounting practices, which differ in some respects from Orkla's accounting principles. However, it has not been feasible to adapt Carlsberg Breweries' accounts to Orkla's accounting principles except for goodwill, which is capitalised and amortised on a straight line basis in Orkla, but entered directly against equity capital in Carlsberg Breweries. Furthermore, Orkla has assigned a gain (DKK 518 million 100 % CB) relating to Carlsberg Breweries' reorganisation in Asia to the opening balance sheet as of 1 January 2001. Carlsberg Breweries' opening balance sheet otherwise includes certain adjustments in value relating to the collation of accounts and the effects of the harmonisation of accounting principles internally in Carlsberg Breweries. On the whole, these adjustments are immaterial.

The differences in the accounting practices and reporting systems of Orkla and Carlsberg Breweries otherwise give rise to some uncertainty as regards certain specifications and assessments, but this is not expected to have a significant effect on the evaluation of the Orkla Group accounts.

Notes

The notes are partly intended to give a more detailed description of the items in the income statement, balance sheet and cash flow statement and partly to describe circumstances not directly related to the accounts but which may nevertheless be very important to those using the accounts. The latter may for instance apply to information about commitments not included in the accounts (note 23), mortgages and guarantees (note 17), conditions relating to foreign-exchange strategy and Group borrowings (notes 10 and 11) and information about major co-operative agreements with other parties (note 21). Together with the accounting figures, such information is essential in order to understand the Group's past and future development. The Directors' Report together with the Financial Statements (Income Statement, Balance Sheet, Cash Flow Statement and notes) give comprehensive information about the company's operations and financial position.

1 Revenues
Segment information - geographical markets

Most major enterprises supply products and services or conduct operate in geographical areas where profitability, future development potential and risk vary. Segment information is provided for both business areas and geographical markets and is intended to provide users of the financial statements with a better understanding of an enterprise's activities and a more reliable basis for evaluating its earnings. A geographical breakdown of the Group's sales revenues, based on where the customers are, and the capital employed, based on where the companies are located, in the most important markets in which the Group operates, is set out below. The capital employed is a measure of the enterprise's working capital and comprises interest-free liabilities relating to operations net of trade receivables and inventories, as well as fixed tangible assets and the book value of goodwill in the various markets. The shift in geographical proportions between 2000/1999 and 2001 is mainly due to the establishment of Carlsberg Breweries.

Amounts	Revenues			Capital employed[1]		
in NOK million	**2001**	2000	1999	**2001**	2000	1999
Norway	**12,068**	13,155	13,301	**8,954**	10,524	9,531
Sweden	**7,082**	8,609	8,259	**4,852**	6,680	6,445
Denmark	**6,619**	1,569	1,622	**4,279**	2,935	944
Finland and Iceland	**1,679**	723	773	**936**	697	576
Nordic region	**27,448**	24,056	23,955	**19,021**	20,836	17,496
Rest of Western Europe	**9,172**	3,306	2,618	**5,031**	516	408
Eastern Europe	**4,567**	4,100	2,721	**3,594**	4,088	2,873
Asia	**1,917**	999	622	**453**	50	52
Rest of the world	**1,205**	1,091	917	**728**	552	508
Outside Nordic region	**16,861**	9,496	6,878	**9,806**	5,206	3,841
Total	**44,309**	33,552	30,833	**28,827**	26,042	21,337

1) The Group has also spent NOK 12 billion on financial investments in different geographical areas. See note 9 for a split between Norwegian/foreign investments.

For further information please see pages 43-45, "Summary accounts for the business areas".

2 Other long-term financial assets

Other long-term financial assets comprise financial investments intended for permanent ownership or use. This is a presentation of shares which are strategic, but where ownership or influence does not qualify for reporting as an associate company. These shares are presented at cost price and only dividend received (if any) is taken to income in the group accounts. Also included are net pension premium reserves in companies having greater pension premium reserves than commitments (over-financed schemes) and other receivables falling due in more than one year's time.

	Book value			Share
Amounts in NOK million	**2001**	2000	1999	owned
AB Chips OY A [1]	-	68	55	
AB Chips OY B [1]	-	83	11	
Suven AS	**36**	-	-	15 %
Financial long-term assets in Carlsberg Breweries [2]	**675**			
Miscellaneous	**82**	79	27	
Total shares	**793**	230	93	
Interests in partnerships	**3**	32	9	
Total shares and interests	**796**	262	102	
Loans to employees	**153**	88	62	
Pension funds	**199**	210	209	
Long-term interest-bearing receivables	**1,460**[3]	152	851	
Other long-term receivables	**396**	142	144	
Other long-term financial assets	**3,004**	854	1,368	

1) Classified as associates from 1 January 2001.
2) Includes 17.8 % share of ownership in Hite (Vietnam) and 100 % of VMPS (Portugal).
3) Loan to Carlsberg Breweries accounts for approximately NOK 900 million of the total (external part 60 %).

3 Payroll expenses

Payroll expenses are the total disbursements relating to remuneration to personnel employed by the Group and to Group officers. These expenses comprise direct salaries and holiday pay, fees to Group officers, any bonuses paid, the effect of employees' share and option programmes, pension expenses and public taxes/charges relating to the employment of personnel. The expenses can be broken down as follows:

Amounts in NOK million	2001	2000	1999
Wages and holiday pay	**(8,169)**	(5,798)	(5,635)
National insurance contributions	**(1,148)**	(1,190)	(1,112)
Pension costs	**(435)**	(250)	(282)
Other payments etc.	**(115)**	(108)	(99)
Payroll expenses [1]	**(9,867)**	(7,346)	(7,128)

1) See note 1 for Orkla ASA.

Bonus systems

In connection with the introduction of EVA® as the Group's principal system of financial measurement, a related bonus system has been established which comprises some 215 managers. The bonus is linked to realised value creation, measured as EVA®, for the year compared with the previous year. Readers are also referred to the Financial Analysis on page 18-19 and the article on pages 73-74 where the EVA® system is described in greater detail. As a rule, the bonus is weighted between the manager's own profit level and the overall profit level. If there is negative growth in EVA®, the employee's bonus will be negative.

To ensure a long-term management perspective, a distinction is made between the earned bonus based on profit for the year and the bonus that is paid out. The earned bonus is transferred to a bonus bank account established for each manager, after which one third of the balance is paid out each year. In the event of a negative bonus, the bank balance and basis for bonus payments is reduced accordingly. If the negative bonus exceeds the balance on the bonus account, any future bonus earned will first be applied to cover the negative balance, after which the employee will be paid a bonus.

If the employee leaves Orkla, any remaining balance in the bonus bank account will not be paid out. A provision of approximately NOK 50 million for earned bonuses has been made in the Group accounts for 2001, and about one third of this amount will be paid out in 2002.

The Orkla Group also has a bonus programme for managers in which the amount of the bonus is linked to the performance of the Orkla share price. Around 100 managers are included in this programme, under which bonuses are not paid out to managers until three years at the earliest from the date on which they were awarded. The obligation to pay a bonus to managers is hedged against increases in the Orkla share price by means of a hedging agreement with a financial institution. The net cost for the year is NOK 15 million. The accrued change in value and the associated employer's national insurance contributions have been expensed, taking into account the hedging effect of NOK 8 million. As of 31 December 2001, provisions totalling NOK 90 million had been made in connection with this programme.

Pension plans

Defined benefit plans

12,700 of the Group's present employees and 6,700 of former employees are covered by pension schemes that are classified as funded benefit plans. In addition 2,300 present employees and 3,900 former employees are covered by benefit plans that are paid from the companies' operations. Unfunded pension schemes primarily consist of schemes that are not tax deductible before paid to the employees and therefore not funded.

The Group's benefit plans are primarily concentrated in Norway, Sweden, England and Switzerland. These countries account for 47 %, 7 %, 16 % and 27 %, respectively, of the Group's gross pension liability.

The schemes in Norway are primarily "net schemes" that do not link the Group's liability to changes in benefits from the Norwegian National Insurance Fund. The Group's legal obligations are not influenced by the accounting treatment.

Pension costs for the year for the Group's benefit plans are calculated by independent actuaries. In Norwegian, English and Swiss companies the calculations are based on the Group's demographic information as of 1 January 2001. In Sweden the calculations, CB Sweden excluded, are based on information as of 1 January 2000 whereas the costs for CB Sweden are based on information as of 1 January 2002.

Contribution plans

Contribution plans comprise schemes whereby the companies make annual contributions to the employees' pension schemes. The employees bear the risks as regards return on the pension funds and thus for the amount of the ultimate benefits. Contribution plans also comprise pension schemes common to several companies and where the pension premium is set independently of demographic profile in the various companies (so-called multi-employer plan). Contribution plans are found primarily in Sweden, Denmark and Finland.

SPP in Sweden

The Swedish life insurance company SPP has over the years accumulated large profits that for year 2000 and in subsegment years may be used by the member companies for pension purposes.

The Orkla companies have thus been credited for funds that have reduced operating costs by NOK 21 million in year 2001 (NOK 38 million in year 2000) and funds that reduce other costs (early retirement compensation related to restructuring) by NOK 20 million in year 2001 (NOK 28 million in year 2000). Furthermore net financial items are affected by NOK 10 million from discounts linked to purchase of SPP funds not used by other companies as well as from the NPV effect of capitalised funds. NOK 55 million in capitalised and NOK 20 million in non capitalised SPP funds remain in Orkla's Swedish companies for pension purposes in future years.

Assumptions:

	Norway	Sweden	England	Switzerl.
Discount rate	6 %	6 %	6 %	3.5 %
Future salary adjustment	3 %	3 %	3.5 %	2 %
Average remaining pensionable service	15 years	12 years	13 years	7.3 years
Adjustment of benefits/NI multiplier	2 %	2 %	2.5 %	1.3 %
Return on pension funds	7 %	-	6 %	3.8 %
Estimated return 2001	0 %	-	6 %	-

Breakdown of net pension costs

Amounts in NOK million	2001	2000	1999
Present value of this year's pension benefits (including national insurance contributions)	**(213)**	(152)	(155)
Interest expenses on pension liability	**(307)**	(235)	(217)
Expected return on pension funds	**285**	204	193
Amortisation of deferred liability due to differences between plan/assumptions	**(9)**	(8)	(6)
Net pension cost of benefit plans	**(244)**	(191)	(185)
Contribution plans	**(212)** [1]	(97)	(97)
SPP funds (Sweden)	**21**	38	0
Net pension costs	**(435)**	(250)	(282)

1) In addition NOK 20 million is covered from SPP funds.

Breakdown of net pension liability at 31 December

Amounts in NOK million	2001	2000	1999
Gross pension liability	**(5,942)**	(4,046)	(3,907)
Pension funds (market value)	**4,999**	3,102	3,136
Actual net pension liability	**(943)**	(944)	(771)
Unamortised differences from plan/assumptions	**187**	91	(56)
Capitalised net pension liability	**(756)**	(853)	(827)
Capitalised pension liability	**(955)**	(1,063)	(1,036)
Capitalised pension funds	**199**	210	209

Breakdown of pension funds (market value) at 31 December

	2001	2000	1999
Liquid assets	**2 %**	2 %	1 %
Money market investments	**4 %**	7 %	5 %
Bonds	**41 %**	41 %	45 %
Loans	**4 %**	4 %	3 %
Shares	**35 %**	34 %	34 %
Property	**14 %**	12 %	12 %
Total pension funds	**100 %**	100 %	100 %

	2001	2000	1999
Average number of employees	**31,456**	26,899	24,961

4 Other operating expenses

Other operating expenses comprise all expenses other than payroll expenses and depreciation. Major expense items are specified below.

Amounts in NOK million	2001	2000	1999
Freight costs	**(2,498)**	(1,135)	(961)
Repair and maintenance costs	**(1,111)**	(750)	(700)
Advertising [1]	**(1,589)**	(1,811)	(1,742)
Group auditor's fee (attest) [2]	**(15)**	(16)	(14)
Group auditor's fee (consulting) [2]	**(3)**	(15)	(2)
Other auditor's fee (attest)	**(22)**	(6)	(7)
Other	**(6,159)**	(4,486)	(4,468)
Total	**(11,397)**	(8,219)	(7,894)

1) The decrease from 2000 to 2001 is largely due to the fact that approximately NOK 250 million have been reclassified from advertising to reductions in sales revenues. The amount relates to the harmonisation of joint advertising/week-long campaigns in Sweden.
2) The auditor's fee applies to Orkla exclusive of Carlsberg Breweries. Orkla's 40 % share of the Group auditor's fee in Carlsberg Breweries amounts to around NOK 2 million. The Group auditor's consultancy fees cover Orkla exclusive of Carlsberg Breweries and are mainly audit-related. Carlsberg Breweries (40 % interest) also has audit-related Group auditor's fees amounting to about NOK 2.5 million and around NOK 7.5 million in other consultancy fees.

5 Financial items, net

Net financial items comprise all the Group's interest revenues and expenses relating to the Group's total borrowings and charges relating to new loans. These items also include the net exchange-rate effects of the Group's receivables and liabilities in foreign currencies, reported as exchange gains/losses. Gains/losses on securities not reported under Financial Investments may also be included.

Amounts in NOK million	2001	2000	1999
Interest income	**543**	397	389
Interest expenses	**(1,747)**	(1,267)	(1,236)
Net interest	**(1,204)**	(870)	(847)
Net foreign exchange gains/losses	**(7)**	(33)	3
Other financial items, net	**(91)**[1]	(57)	(48)
Financial items, net	**(1,302)**	(960)	(892)

1) Including write-downs of NOK 58 million in Internet-related investments.

6 Cash and cash equivalents

The Group's cash and cash equivalents comprise the Group's total cash, bank deposits and cash positions. Cash and cash equivalents are not the same as the Group's liquidity reserve. The high level of cash and cash equivalents is due to the Group being unable to direct all the Group's reported assets through its Group accounts system. This is particularly true of joint ventures (Carlsberg Breweries, Hjemmet Mortensen, Chips Scandinavian Company and Rzeczpospolita), in which the Group cannot co-ordinate assets in the same way as for wholly owned enterprises. The Group's liquidity reserves are described in note 11.

Amounts in NOK million	2001	2000	1999
Cash and cash equivalents	**532**	822	515
Restricted deposits	**405**	39	588
Group bank account system	**105**	477	36
Short-term receivables	**1,078**	275	130
Total cash and cash equivalents [1]	**2,120**	1,613	1,269

1) Including cash and cash equivalents in joint venture limited companies, see note 15.

7 Inventories

The Group's inventories are specified in terms of both type of goods and business. Inventories comprise the Group's inventoried stocks of raw materials, finished goods, merchandise and work in progress, at cost or manufacturing cost. Inventory presented here should, as for cost of material, be goods that are included in the finished product, including packaging. Any redundant stock that does not justify valuation at cost is valued at its expected future sales price.

Amounts in NOK million	2001	2000	1999
Raw material	**1,938**	1,642	1,435
Work in progress	**227**	178	167
Finished goods and merchandise	**2,363**	2,122	1,885
Total	**4,528**[1]	3,942	3,487
Orkla Foods	**1,512**	1,426	1,267
Orkla Beverages	**1,217**	718	480
Orkla Brands	**404**	422	456
Orkla Media	**62**	60	44
Chemicals	**1,336**	1,313	1,189
Head Office/Unallocated	**(3)**	3	51
Total	**4,528**	3,942	3,487

1) Of this NOK 62 million is valued at fair value at 31 December 2001. Fair value is lower than cost price or cost of production.

8 Other short-term liabilities

Other short-term liabilities are liabilities relating to operations (trade creditors, unpaid public taxes/charges, holiday pay etc.), financial liabilities (payable interest) and unpaid tax and dividends. The common denominator for these items is that they all represent interest-free borrowings. Capital employed may only include liabilities relating to operations.

Amounts in NOK million	2001	2000	1999
Trade accounts payable	**3,025**	2,402	2,491
Unpaid tax, tax withholdings, holiday pay etc.	**1,718**	1,957	1,820
Tax payable	**765**	1,218	404
Dividends	**722**	646	550
Other short-term liabilities	**4,599**	3,284	2,394
Total	**10,829**	9,507	7,659

9 Portfolio investments, etc.

The Financial Investments division is one of the Group's three strategic business areas. The investments are managed as a portfolio. The portfolio consists exclusively of financial investments and is separate from the Group's strategic and industrial investments. The portfolio is characterised by a focus on large individual holdings. All significant investments, i.e. investments with a market value of over NOK 150 million, are specified below. Large investments constituting a shareholding of over 10 % are also specified, in accordance with the Accounting Act.

Investments in unlisted shares are valued (market value) at cost price, unless:

- *Recent transactions reflect a significantly higher value. The transactions must involve arm's length third parties and be large enough to represent a genuine valuation of Orkla's investment.*
- *There has been a substantial reduction in value, in which case the market value of the investment will be reduced accordingly. The reduction in value will be reversed to cost price if the grounds for the reduction no longer exist.*

Amounts in NOK million	Number of shares	Book value	Market value	Industry	Share owned	Share of portfolio
Listed securities with market value > NOK 150 million						
Norway						
Elkem	15,845,851	1,054	2,369	Materials	32.2 %	16.8 %
Storebrand	27,648,956	470	1,465	Insurance	10.0 %	10.4 %
DnB Holding	12,251,000	415	492	Bank	1.6 %	3.5 %
Bergesen A + B [1]	2,825,665	409	424	Transport	4.5 %	3.0 %
Hafslund A + B [2]	9,902,792	341	322	Utilities	7.8 %	2.3 %
Steen & Strøm	3,161,635	180	302	Real estate	11.3 %	2.1 %
Nera	12,807,463	336	250	Tech. hardware & equipment	10.4 %	1.8 %
Schibsted	2,668,731	235	230	Media	3.9 %	1.6 %
Gjensidige NOR Gr.f.	833,460	144	228	Bank	1.8 %	1.6 %
Norsk Hydro	547,000	187	206	Energy and materials	0.2 %	1.5 %
Miscellaneous		1,357	1,340			9.5 %
Total		5,128	7,628			
Foreign						
Amersham plc	4,390,000	172	381	Pharmacy	0.7 %	2.7 %
Capio	4,983,500	148	305	Health care	6.4 %	2.2 %
Lindex	1,633,600	84	237	Consumer discretionary	11.9 %	1.7 %
Bure	7,959,000	186	202	Investment	7.3 %	1.4 %
Miscellaneous		1,389	1,584			11.2 %
Total		1,979	2,709			
Unlisted securities with book value > NOK 150 million						
Norway Seafoods Holding Convertible loan [3]	i/a	701		Industrial	i/a	
Telia Overseas A	4,914,157	471		Investment	13.1 %	
IK 97	i/a	422		Private equity fund	8.0 %	
IK 2000	i/a	417		Private equity fund	3.6 %	
Norway Seafoods Holding	15,049,635	381		Industrial	20.6 %	
Carema B	4,500,000	176		Health care	16.9 %	
Miscellaneous		1,328				
Total		3,896	3,393			
Shares owned by subsidiaries book value > NOK 150 million						
Nordstjernen Holding	393,750	437		Investment	35.0 %	
Miscellaneous		38				
Total		475	410			
Loss on hedging, recorded in balance sheet		(84)				
Total portfolio investments		**11,394[4]**	**14,140**			
Includes other investments with a shareholding > 10 % and book value > NOK 50 million						
Listed						
SensoNor	11,338,550	187	86	Components	13.7 %	
Dagbladet A + Pref. [5]	291,955	114	95	Media	24.3 %	
Adresseavisen	326,427	72	67	Media	17.2 %	
Raufoss	775,172	69	33	Industrial	10.3 %	
Rica Hotels	2,394,600	69	127	Hotel	10.0 %	
Håg	1,896,550	54	72	Industrial	19.8 %	
Unlisted						
EAC Fund II	i/a	119		Investment	10.1 %	
Northzone III	1,050,000	105		Investment	30.0 %	
H & B Capital	i/a	81		Investment	15.9 %	
Qubus Hotel Holding	62,386	65		Hotel	19.7 %	

1) Bergesen A: 1,281,642 shares, Bergesen B: 1,544,023 shares.
2) Hafslund A: 4,405,555 shares, Hafslund B: 5,497,237 shares.
3) The interest is subject to annual adjustment, average interest in 2001 was 7.42 %.
4) In addition Orkla Media has investments in Internet companies of NOK 125 million and there are minor shareholdings in other companies of NOK 80 million.
5) Dagbladet A: 209,818 shares, Dagbladet Pref. shares: 82,137.

In addition the Finacial Investments division has entered into derivatives with underlying exposure of NOK 314 million. Committed, not called capital is discussed in note 17.

Largest realised profits/losses

Security	**2001**	2000
Nokia	**718**	
Amersham plc	**155**	
Holberg *)	**(100)**	(210)
EniTel *)	**(263)**	
StepStone *)	**(361)**	
Merkantildata	**(538)**	(376)
NetCom		2,239
Dyno		421
Elkjøp		306

*) Including write-down of book value.

10 Currency, interest and commodity instruments

This note gives a picture of the interest-rate and currency risks to which Orkla is exposed and how these are managed. The first part of the note addresses the Group's liabilities, giving an indication of how the balance sheet exposure is managed. It describes how liabilities are divided between the different currencies as shown in the table. The table also shows the fixed-interest period for liabilities. The interest level is also shown per currency for liabilities at year-end (this includes both floating and fixed-interest liabilities). Unrealised gains/losses on fixed-interest positions show the value that would result from the conversion of a fixed-interest position to an floating-interest position at year-end.

The table shows net positions of loans (shown in note 11), and financial derivatives (forward contracts, options, forward-rate agreements (FRAs), interest and currency-swap agreements and interest-swap agreements).

The second part of the note describes exposure and hedging exposure relating to operations. The currency exposure relating to future cash flows is hedged with forward contracts/options. The risk relating to power and commodity contracts and hedging of these is also described.

a) Exposure relating to the balance sheet

Interest-rate risk management
The Orkla Group pursues a predominantly floating debt policy. Fixed interest positions are entered into as a measure to reduce the effect of short-term fluctuations in money-market rates. The fixed-interest profile of the loan portfolio is shaped partly by the choice of interest-rate structure for the Group's borrowings and partly by the use of interest-rate derivatives such as interest-swap, interest and currency-swap agreements and FRAs.

Unrealised gains/losses on fixed-interest positions (se table) are not included in the accounts as these are linked to underlying balance sheet items and are reported on an accruals basis accordingly. At 31 December 2001 unrealised gains on FRAs, not entered in the books, amounted to NOK 0.5 million.

Currency risk management
The Orkla Group has currency exposure relating to monetary balance-sheet items in the different subsidiaries, but also relating to translation of owner interests in foreign subsidiaries.

Monetary balance sheet items are fully hedged. Exposure relating to shares in foreign subsidiaries is limited by aligningment of the total debt portfolio's currency composition with the relative importance of the respective currencies and countries to the Group's industrial activities.

The currency distribution of the debt portfolio is also influenced by the Financial Investments area's funding currencies of the foreign shares portfolio.

Breakdown of the debt portfolio by currency and fixed-interest period
(including hedging transactions of balance sheet items)

Amounts in NOK million	31.12.2001	Next interest rate adjustment 2002	2003	2004	2005	2006	After 2006	Average[1] (years)	Interest[1] level borrowing rate	Unreal. gain/[1] (losses) on fixed-interest positions
NOK	**4,641**	3,849	14	753	-	-	25	0.7 years	6.7 %	20
EUR	**4,516**	3,911	574	11	-	7	13	0.5 years	4.2 %	(8)
SEK	**4,362**	3,632	438	10	-	282	-	0.6 years	4.4 %	(4)
USD	**3,368**	2,897	4	409	33	7	18	0.7 years	3.5 %	(33)
GBP	**1,481**	697	-	-	-	-	784	6.2 years	6.3 %	(87)
DKK	**1,269**	531	14	280	13	278	153	2.3 years	4.3 %	(5)
CHF	**1,212**	782	430	-	-	-	-	0.9 years	3.5 %	(18)
Others	**1,863**	1,384	208	200	21	7	43	0.6 years	8.2 %	-
Total interest-bearing liabilities	**22,712**	17,683	1,682	1,663	67	581	1,036	1.1 years	5.1 %	(135)
Liquid assets	**(2,120)**									
Other interest-bearing receivables	**(1,460)**									
Net interest-bearing liabilities	**19,132**									

1) By way of comparison, at 31 December 2000 the average fixed-interest period for Orkla's gross interest-bearing liabilities (including hedging transactions) was 0.9 years, interest level borrowing rate was 5.7 %, and unrealised gains on fixed-interest positions totalled NOK 76 million. The change in value of fixed-interest positions from 31 December 2000 is partly explained by the fact that Orkla's share of fixed-interest positions in Carlsberg Breweries is included, and partly by the change in value of Orkla's fixed-interest positions.

b) Exposure relating to operations

Currency risk management
The Orkla Group's currency exposure relating to operations takes different forms and the origins and periods of exposure are different for the different business areas. The enterprises in the Branded Consumer Goods area sell mostly in their respective domestic markets in their own currency, while the expense side includes imported goods. In this case the currency exposure period will depend on when price changes can be effected to take account of exchange-rate movements. In the Chemicals area, production is divided between several countries and sales take place all over the world. Currency risks may relate directly to the goods bought and sold, but may also relate to currencies other than those used for invoicing.

Currency risk, therefore, is handled in accordance with the strategy of each of the business areas, within general limits defined by the Group. According to these limits, contractual cash flows from operations should normally be hedged in full. Expected cash flows are to be partially hedged, but only for a limited period and insofar as it is highly probable that they will be realised. These cash flows are normally hedged for a period of 6-9 months and for some segments in the Chemical area for up to 3 years.

Outstanding forward contracts [1]
for hedging exposure relating to operations

Amounts in million

Purchase currency	Amount	Sale currency	Amount	Maturity
NOK	1.075	USD	114	2002
NOK	581	USD	62	2003
NOK	346	USD	37	2004
EUR	29	USD	25	2002
EUR	18	USD	16	2003
EUR	11	USD	9	2004
EUR	14	SEK	137	2002
SEK	52	USD	5	2002
SEK	67	USD	6	2003
SEK	44	USD	4	2004
DKK	24	NOK	26	2002

1) In currency pairs where the net total of positions is more than NOK 20 million.

The total volume of outstanding hedges relating to operating exposure corresponded to NOK 2,999 million at 31 December 2001, compared with NOK 1,327 million at 31 December 2000.

For cash flow hedges relating to contracts and the like, hedging gains/losses are not set off against the cash flows they are hedging until maturity. Unrealised gains on these hedges totalled NOK 47 million at 31 December 2001. For other cash flow hedges a provision of NOK 1.7 million was made for unrealised losses under financial items. This type of provision will be reclassified against the operational cash flow it hedges at maturity.

Electric power

Orkla is both a producer and consumer of electric power. The Group is a net seller of power, taking into account the long-term agreement to purchase power from DNN which runs until 2006. In order to optimise factors such as day-to-day variations, seasonal variations and the Group's own production level, Orkla enters into financial contracts that are traded on Nordpool. These contracts are valued as hedging contracts.

Orkla also engages in margin trading with Nordpool within specified limits. Unrealised gains of NOK 3.8 million have not been reported in the accounts.

Fish oil

Stocks of fish oil have been entered in the accounts at cost price. As of 31 December 2001, fish oil stocks totalled 43,143 tonnes, and purchase contracts for the equivalent of 53,082 tonnes and sales contracts for a total of 67,443 tonnes had been signed.

Soya beans, soya meal and soya oil

Non-genetically modified soya beans are purchased from Brazil, and sold to other companies or further processed in Fredrikstad and sold as soya meal or soya oil.

Orkla hedges against price exposure relating to stocks of soya beans and the processed products soya meal and soya oil by means of futures and options contracts listed on the Chicago Board of Trade (CBOT).

There is a high degree of covariation between the prices of soya beans, soya meal and soya oil, and hedging of these products is subject to an overall assessment.

The market value of the stocks in soya bean equivalents as of 31 December 2001 was NOK 182 million, delivered to Norway and Brazil. The spot price of soya beans on the CBOT as of 31 December 2001 was approximately NOK 1,622 per tonne delivered to Chicago. Mark-to-market losses on commercial purchase contracts and stocks are offset by unrealised estimated mark-to-market gains on commercial sales contracts and the hedged portion of the net position in relation to the CBOT.

All commercial purchase and sales contracts, and contracts cleared with the CBOT outstanding as of 31 December 2001, have a duration of less than one year.

At year-end 2001, the market value on the CBOT of the price-exposed quantity translated into soya bean equivalents, corresponding to 11,497 tonnes, totalled approximately USD 2.0 million or NOK 18 million. Unrealised gains of around NOK 2 million related to this position have not been reported as profit. There were no outstanding options as of 31 December 2001.

11 Financing

This note shows the composition of the Group's interest-bearing borrowings. The table gives a breakdown of borrowings according to source and year of maturity. The table also shows the unutilised long-term drawing facilities available to the Group on demand, and when these facilities expire.

The Group's interest-bearing borrowings by type and maturity

Amounts in NOK million	31.12.2001	Maturity 2002	2003	2004	2005	2006	After 2006
Certificates [1]	**1,660**	1,660	-	-	-	-	-
Bond issues [1]	**8,736**	1,150	2,785	969	1,250	239	2,343
Bank loans	**10,780**	2,488	538	1,102	1,706	2,422	2,524
Mortgage institutions insurance companies	**350**	60	20	74	13	11	172
Miscellaneous	**1,186**	983	63	24	17	12	87
Gross interest-bearing debt	**22,712**	6,341	3,406	2,169	2,986	2,684	5,126
Unutilised drawing facilities [2]	**10,740**	2,041	12	1,095	2,023	3,010	2,559

1) Certificates and bond issues are described separately in this note.
2) The Group's bank loans are mainly multi-currency agreements with an EUR framework.

At 31 December 2001 the average time to maturity on the Group's interest-bearing borrowings was 4.2 years, compared with 3.8 years at 31 December 2000. Corresponding figures for the Group's unutilised drawing facilities were 3.9 years and 4.7 years, respectively. Orkla ASA applies certificates and short-term bank loans mainly as an alternative to borrowing on long-term drawing facilities.

The Group has in addition cash-pools and bank accounts with short term credit limits. Drawn amounts as of 31 December 2001 are included in "Bank loans" above, whereas unutilised credit lines on these accounts are beyond the figure of unutilised drawing facilities in the above table.

ISIN	Coupon[1]	Term	Currency	Outstanding in ccy million[2]	Debt in NOK million
Bond issues at 31 December 2001					
NO 185863	6.10 %	1994/2002	NOK	500	500
NO 185866	8.00 %	1995/2002	NOK	650	650
NO 185862	7.75 %	1993/2003	NOK	500	500
CH 289469 [2]	5.50 %	1993/2003	CHF	100	215
NO 185868	7.05 %	1996/2003	NOK	1,000	1,000
NO 185871	5.70 %	1997/2003	NOK	300	300
XS 89864523	5.15 %	1998/2003	SEK	200	171
SE 312050	9.00 %	1996/2004	SEK	400	269
NO 011324	6.77 %	2001/2004	NOK	700	700
NO 185867	7.40 %	1995/2005	NOK	1,000	1,000
NO 185873	6.15 %	1998/2005	NOK	250	250
XS 140072967 [2]	6.63 %	2001/2011	GBP	250	1,302
XS 84333219 [2]	7.00 %	1998/2013	GBP	200	1,041
Private placements					838
Total					8,736
Certificates at 31 December 2001					
NO 00119241	7.13 %	12.10.01-14.01.02	NOK	105	105
NO 00106016	7.53 %	19.07.01-21.01.02	NOK	395	395
NO 00122070	6.99 %	06.11.01-06.02.02	NOK	180	180
NO 00087323	7.30 %	16.02.01-15.02.02	NOK	325	325
NO 00111446	7.40 %	31.08.01-28-02-02	NOK	180	180
NO 00119720	7.06 %	18.10.01-18.03.02	NOK	65	65
NO 00096167	7.57 %	26.04.01-26.04.02	NOK	310	310
NO 00106818	7.60 %	24.07.01-24.07.02	NOK	100	100
Total					1,660

1) The nominal interest rate is not an expression of the Group's actual interest expense, since various interest-swap agreements have been signed. For the same reason, the market value of bonds has not been stated separately. For actual interest expenses and market value of fixed-interest positions, see note 10 a).
2) Outstanding amounts on bonds issued by Carlsberg Breweries are reported on 100 %-basis.

12 Provisions

There are 3 main types of provision: Provision for pension liabilities (see note 2), Provision for deferred tax (see note 13) and Other provisions.

An enterprise has a liability when it is obliged to transfer financial resources to another party at a future date of settlement. The commitment may be self-imposed if the enterprise through its actions has created expectations of its assuming a financial liability in the future, e.g. in the form of a restructuring of operations. Severance pay to employees may be part of such liability. Other provisions for liabilities are largely made up of items relating to various projects in which the Group, through a restructuring of operations, aims to increase future efficiency and earnings. The provisions relate mainly to Carlsberg Breweries, Orkla Foods and Orkla Media. The provisions are made on the basis of best estimates of expected costs.

Amounts in NOK million	**2001**	2000	1999
Pension liabilities [1]	**955**	1,063	1,036
Deferred tax	**796**	725	608
Other provisions	**396**	305	266
Total	**2,147**	2,093	1,910

1) Pension liabilities are classified as interest-free because interest expenses are presented together with other pension costs under payroll expenses.

Other provisions

Amounts in NOK million	31.12. 2000	This year's provisions	Used this year	31.12. 2001
Restructuring and provisions Orkla Foods	71	13	(47)	37
Restructuring Beverages [1]	59	176	(99)	136
Restructuring and provisions Media	132	43	(21)	154
Demolition projects and provisions Chemical	19	27	(11)	35
Other minor provisions	24	13	(3)	34
Total	305	272	(181)	396

1) Beverages' figures are influenced by the fact that 2000 reflected Pripps Ringnes, whereas 2001 represents 40 % of Carlsberg Breweries.

13 Taxes

Taxes

Tax is computed on the basis of profit/loss in the accounts and is broken down into tax payable and deferred tax. Deferred tax is the result of differences between financial accruals and tax accruals. This applies in particular to the depreciation of operating assets, where the straight-line method is used for financial depreciation while the declining-balance method is used for tax purposes. The difference between financial and tax deductions gives rise to deferred tax, implying that the Group has a future tax liability since depreciation in tax terms has been greater than the corresponding depreciation in accounting terms. This will be reversed as both are to be depreciated to zero. Tax is broken down into tax payable to Norway and tax payable to other countries.

Amounts in NOK million	**2001**	2000	1999
Taxes payable in Norway	**(45)**	(1,022)	(299)
Taxes payable abroad	**(714)**	(371)	(216)
Total taxes payable	**(759)**	(1,393)	(515)
Change in deferred tax Norway	**94**	(47)	(24)
Change in deferred tax abroad	**(108)**	52	12
Total change in deferred tax	**(14)**	5	(12)
Total tax charge	**(773)**	(1,388)	(527)
Taxes as % of «Profit before taxes and minorities»	**23.8**	26.8	22.7

Deferred tax

Deferred tax represents the Group's tax liabilities that are payable in the future. The table below lists the temporary differences between the figures in tax and financial accounting terms. Deferred tax corresponds to the temporary difference multiplied by the nominal tax rate.

The table shows the composition of the Group's deferred tax base, and indicates when deferred taxes are payable. However, continued operations imply that temporary differences can be upheld. Net tax-increasing temporary differences mean that taxes relating to tax-increasing and tax-reducing temporary differences that are payable within the same accounting period are presented together.

Amounts in NOK million	**2001**	2000	1999
Positive/(negative) timing differences:			
Fixed assets	**3,273**	2,833	2,432
Net pension funds	**(50)**	(55)	(38)
Profit and loss account etc.	**610**	529	431
Other long-term items	**(176)**	(15)	93
Total long-term items	**3,657**	3,292	2,918
Short-term receivables	**(77)**	(68)	(54)
Inventories	**(28)**	110	55
Provisions	**(192)**	(189)	(153)
Shares	**(115)**	(104)	(193)
Other short-term items	**298**	278	(186)
Total short-term items	**(114)**	27	(531)
Losses carried forward	**(417)**	(200)	(81)
Basis for computation of deferred tax	**3,126**	3,119	2,306
Deferred tax	**796**	725	608
Change in deferred tax	**(71)**	(117)	73
Purchase/sale of companies, translation diff. etc.	**57**	122	(85)
Change in deferred tax income statement	**(14)**	5	(12)

Latent tax liability on accrued income from Group companies
The accrued RISK (regulation of cost price due to taxed company income) of the subsidiaries exceeds the equity earned by the Group excluding the parent company. In accordance to Norwegian GAAP no provisions for the deferred tax on accrued earnings in subsidiaries, joint ventures and associates have been made. Furthermore no provision for latent tax on accrued earnings in subsidiaries compared to book value in the Group account has been made.

14 Changes in equity over the last 5 years

In theory shareholders' equity from one accounting period to the next will grow by the same amount as the Group's profits. There will be exceptions from this in the case of specific share issues or other direct equity dispositions, e.g. as a result of policy changes. Differences between the opening-balance and closing-balance exchange rates as well as between income-statement (average rates) and balance-sheet (closing rates) exchange rates, will likewise have an impact on the Group's total equity. The effect of exchange-rate movements is shown as a separate item. Sales or purchases of own shares are direct equity transactions. Own shares are presented as a reduction in equity.

Amounts in NOK million	Share capital	Own shares	Premium fund	Total paid-in equity	Other capital	**Orkla ASA**	Group reserve	Total
Equity at 31 December 1996	1,219	-	721	1,940	6,429	**8,369**	1,121	**9,490**
Own shares owned by Group companies at 31 December 1996	-	(39)	-	(39)	-	-	39	-
Profit for the year Orkla ASA	-	-	-	-	676	**676**	(676)	-
Group contribution	-	-	-	-	615	**615**	(615)	-
Allocation to dividend	-	-	-	-	(410)	**(410)**	-	**(410)**
Share issue related to employees' 1993 bonus programme	14	-	-	14	-	**14**	4	**18**
Group profit for the year (after minority interests)	-	-	-	-	-	-	2,562	**2,562**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(19)	**(19)**
Equity at 31 December 1997	1,233	-	721	1,954	7,310	**9,264**	2,377	**11,641**
Own shares owned by Group companies at 31 December 1997	-	(39)	-	(39)	-	-	39	-
Profit for the year Orkla ASA	-	-	-	-	581	**581**	(581)	-
Group contribution	-	-	-	-	516	**516**	(516)	-
Allocation to dividend	-	-	-	-	(426)	**(426)**	-	**(426)**
Share issue related to employees' 1993 bonus programme	1	-	-	1	-	**1**	-	**1**
Group profit for the year (after minority interests)	-	-	-	-	-	-	1,378	**1,378**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	94	**94**
Equity at 31 December 1998	1,234	-	721	1,955	7,981	**9,936**	2,752	**12,688**
Own shares owned by Group companies at 31 December 1998	-	(39)	-	(39)	-	-	39	-
Deferred tax benefit at 1 January 1999 (Orkla ASA)	-	-	-	-	148	**148**	(148)	-
Profit for the year Orkla ASA	-	-	-	-	595	**595**	(595)	-
Group contribution, net	-	-	-	-	1,235	**1,235**	(1,235)	-
Allocation to dividend	-	-	-	-	(527)	**(527)**	(6)	**(533)**
Repurchase of own shares/debentures	-	(13)	-	(13)	(249)	**(262)**	(92)	**(354)**
Pre-emptive rights issue	136	-	-	136	(4)	**132**	-	**132**
Group profit for the year (after minority interests)	-	-	-	-	-	-	1,667	**1,667**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(33)	**(33)**
Equity at 31 December 1999	1,370	(13)	721	2,078	9,179	**11,257**	2,310	**13,567**
Own shares owned by Group companies at 31 December 1999	-	(39)	-	(39)	-	-	39	-
Profit for the year Orkla ASA	-	-	-	-	2,311	**2,311**	(2,311)	-
Group contribution, net	-	-	-	-	1,634	**1,634**	(1,634)	-
Allocation to dividend	-	-	-	-	(630)	**(630)**	-	**(630)**
Repurchase of owns shares	-	(2)	-	(2)	(33)	**(35)**	-	**(35)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	3,601	**3,601**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(56)	**(56)**
Equity at 31 December 2000	1,370	(15)	721	2,076	12,461	**14,537**	1,910	**16,447**
Own shares owned by Group companies at 31 December 2000	-	(39)	-	(39)	-	-	39	-
Profit for the year Orkla ASA	-	-	-	-	1,286	**1,286**	(1,286)	-
Allocation to dividend	-	-	-	-	(685)	**(685)**	-	**(685)**
Repurchase of own shares	-	(3)	-	(3)	(61)	**(64)**	-	**(64)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	2,269	**2,269**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	2	**2**
Equity at 31 December 2001	1,370	(18)	721	2,073	13,001	**15,074**	2,895	**17,969**
Demerger Oktav Invest	-	4	-	4	-	-	(4)	-
Own shares owned by Group companies at 31 December 2001	-	(35)	-	(35)	-	-	35	-

Changes in share capital

Amounts in NOK Date/year	Number of shares	Nominal value	Type of issue	Amount (NOK million)	Ratio	Correction factor 1)	Share capital (NOK million)
31 December 1990	31,894,938	25	conversion	0.1		4.88	797,4
1991	44,314,828	25	merger	310.5		4.88	1,107.9
31 December 1991	44,314,895	25	conversion			4.88	1,107.9
1992	48,746,384	25	bonus issue	110.8	1:10	4.44	1,218.7
31 December 1992	48,746,384	25				4.44	1,218.7
31 December 1993	48,747,241	25	conversion			4.44	1,218.7
31 December 1994	48,747,241	25				4.44	1,218.7
31 December 1995	48,747,241	25				4.44	1,218.7
31 December 1996	48,747,241	25				4.44	1,218.7
31 December 1997	49,333,393	25	share issue	14.8		4.44	1,233.3
1998	49,366,359	25	share issue	0.9		4.44	1,234.2
1998	197,465,436	6.25	split		4:1	1.11	1,234.2
31 December 1998	197,465,436	6.25				1.11	1,234.2
1999	197,527,910	6.25	internat. offering	0.4		1.11	1,234.5
1999	219,246,336	6.25	pre-emptive rights issue	135.7		1.11	1,370.3
31 December 1999	219,246,336	6.25					1,370.3
31 December 2000	219,246,336	6.25					1,370.3
31 December 2001	219,246,336	6.25					1,370.3

1) The correction factor is multiplied by the number of old shares to make these figures comparable to the number of shares in 2001.

Summary of RISK-calculation for Orkla's shareholders (concerns only shareholders who are subject to tax in Norway)

The tax value is made up of the cost price of the share (cost price of shares acquired before 1 January 1989 adjusted upwards) plus accumulated RISK, adjusted for dividends in the years of purchase and sale. Account has been taken of the share split on 15 May 1998. All amounts in NOK.

Year of purchase	The year's RISK at 1.1.	Accumulated RISK for the year of purchase	Dividend paid out	Dividend date
Including 1992	-	39.30	0.85	14.5.1992
1993	(0.60)	39.90	0.94	15.5.1993
1994	3.90	36.00	1.03	10.5.1994
1995	3.23	32.77	1.25	10.5.1995
1996	3.84	28.93	1.50	8.5.1996
1997	6.21	22.72	1.75	7.5.1997
1998	5.16	17.56	2.13	7.5.1998
1999	2.40	15.16	2.25	6.5.1999
2000	5.27	9.89	2.50	4.5.2000
2001	9.89	0.00	3.00	3.5.2001
2002	0.00	-	3.25 1)	2.5.2002

1) Proposed dividend.

The table shows accumulated RISK at different points in time for the Orkla share. When calculating taxable gain on a sale in 2002, accumulated RISK for the year of purchase is adjusted for the following factors:

- If the sale takes place before the year's dividend is paid the dividend can be added.
- If the share was bought in 1992 or 1993 after the dividend for the year was paid out it can be added.
- If the share was bought before the dividend was paid out in a year from 1994 onward, the unpaid dividend in the year of purchase must be deducted.
- RISK at 1 January 2002 is Orkla's estimate. If the estimate varies from the finally determined RISK, the figure must be adjusted for the variance.

For Orkla shares bought before 1 January 1989 the cost price as at 1 January 1992 is adjusted upwards to:
Free A share NOK 39.08
A share NOK 38.20
B share NOK 35.98

Own shares

Amounts in NOK 1,000	Nominal value	Total shares
Shares owned by:		
Orkla ASA	18,404	2,944,670
A/S Drammen Kjexfabrik	3,246	519,320
Rederi-A/S Orkla	4,183	669,276
Chr. Salvesen & Chr. Thams's Comm. A/S	-	56
Oktav Invest A.S	27,652	4,424,380
Total own shares	53,485	8,557,702

Orkla's holdings of its own shares decreased by 130,426 shares in 2001. During the year Orkla bought 750,040 of its own shares. For these shares Orkla paid NOK 102,504,886. Under the share purchase programme for Orkla employees a total of 279,150 shares, worth a total of NOK 31,041,480, were transferred to employees. In connection with the demerger of the minority share holders in Oktav Invest, where Orkla already owned 80 %, these received compensation in the form of 601,316 Orkla shares from Oktav Invest. After these transactions Orkla is left with a total shareholding of 8,557,702 shares in Orkla ASA.

These share purchases were made because Orkla regarded the investments as being to the shareholders' advantage. Some of the shares that were purchased were intended for use in the employee share purchase programme.

Authorisation

The Board of Directors is authorised to increase the share capital by issuing new shares for a total of NOK 90,000,000 divided into 14,400,000 shares, with a nominal value of NOK 6.25 each, without pre-emptive rights for existing shareholders.

The General Meeting resolved on 3 May 2001 to give the Board authorisation to acquire shares in Orkla ASA limited to 13.0 million shares. At the General Meeting on 2 May 2002 the Board will propose that these authorisations be renewed.

For further information about shareholders' equity, see Share and shareholders, pages 40-42.

15 Joint ventures

Joint ventures are investments undertaken by the Group in co-operation with equal external partners. The Group's involvement is accounted for by including income, expenses, assets and liabilities in the Group's financial statements pro rata. The Group has more limited access to e.g. the liquidity of these companies than that of its subsidiaries, and joint ventures will not be represented in the Group accounts system vis-à-vis the banks. In view of the more limited access to joint ventures, the table below shows how much of the main accounting items this type of involvement represents.

The Group's main joint ventures comprise Carlsberg Breweries (40 %), Hjemmet Mortensen (50 %), Rzeczpospolita (51 %) and Chips Scandinavian Company (40 % of the voting rights and 38 % of capital), and are included line by line in the financial statements. The respective amounts for operating revenues, operating profit, cash and cash equivalents and total assets are as follows (excluding goodwill):

Amounts in NOK million	2001	2000	1999
Operating revenues			
Hjemmet Mortensen	**666**	559	520
Rzeczpospolita-gruppen	**275**	249	219
Carlsberg Breweries	**14,924**	-	-
Baltic Beverages Holding	**-**	2,599	1,576
Chips Scandinavian Company	**416**	77	-
Operating profit			
Hjemmet Mortensen	**86**	81	76
Rzeczpospolita-gruppen	**25**	42	33
Carlsberg Breweries	**1,311**	-	-
Baltic Beverages Holding	**-**	627	414
Chips Scandinavian Company	**64**	11	-
Cash and cash equivalents			
Hjemmet Mortensen	**114**	97	140
Rzeczpospolita-gruppen	**103**	74	24
Carlsberg Breweries	**1,194**	-	-
Baltic Beverages Holding	**-**	54	68
Chips Scandinavian Company	**12**	21	-
Total assets			
Hjemmet Mortensen	**460**	387	611
Rzeczpospolita-gruppen	**296**	253	189
Carlsberg Breweries	**16,382**	-	-
Baltic Beverages Holding	**-**	3,116	2,160
Chips Scandinavian Company	**255**	262	-

16 Minority interests

Minority interests consist of external ownership interests in subsidiaries and subsidiaries of subsidiaries. Minority interests in Orkla are only significant in Orkla Beverages (Carlsberg Breweries) and Orkla Media. Carlsberg Breweries' minority interests are split between several items, but the most significant ones are related to ownership in companies owned by Baltic Beverages Holding and Carlsberg Malawi Brewery.

Amounts in NOK million	2001	2000	1999
Minority interests' share of:			
Depreciation	**72**	78	63
Operating profit	**265**	244	143
Profit before tax and minority interests	**265**	235	148
Taxes	**54**	53	23
Development in minority interests:			
Minority interests at 1 January	**854**	659	552
Minority interests share of profit [1]	**211**	182	125
Increase due to the year's acquisition of new companies	**147**	97	58
Decrease due to further acquisition of shares in group companies	**(66)**	(15)	(34)
Balance of dividend to minority interests and translation differences	**(158)**	(69)	(42)
Minority interests at 31 December	**988**	854	659
Minority interests relating to:			
Orkla Foods	**41**	39	37
Orkla Beverages	**808**	608	448
Orkla Brands	**-**	2	28
Orkla Media	**105**	142	91
Chemicals	**23**	20	10
Others	**11**	43	45
Total	**988**	854	659

1) Specification of minority interests per business area may be found on pages 44-45.

17 Mortgages and guarantees

Mortgages and guarantees show how large a part of the Group's assets is pledged to the benefit of external creditors such as lenders. Claims given priority by law (taxes, duties, salaries etc.) must also be taken into consideration in the event of a bankrupty or winding-up. The table shows that the book value of secured assets is far greater than the corresponding liabilities. The Group's most important loan agreements are based on a negative mortgage declaration and hence the Group can only to a very limited extent mortgage its property to secure its liabilities.

Guarantee commitments are made as part of the Group's day-to-day operations and in connection with participation in general and limited partnerships. Guarantee liabilities cover different types of guarantees such as tax withholding guarantees, rent guarantees and guarantees for other payments.

Amounts in NOK million	2001	2000	1999
Liabilities secured by mortgages	**778**	133	106
Mortgaged assets:			
Machinery, vehicles, etc.	**851**	230	646
Buildings and plant	**438**	152	250
Other real property	**119**	85	72
Assets under construction	**-**	20	6
Inventories, etc.	**147**	187	101
Total book value	**1,555**	674	1,075
Guarantees etc.:			
Joint and several liabilities	**3**	7	8
Subscribed, uncalled limited partnership capital	**392**	480	795
Other guarantee liabilities[1]	**768**	392	1,104
Total guarantee liabilities	**1,163**	879	1,907

1) Included guarantee limits for Orkla Finans' brokerage operations of NOK 634 million in 1999.

18 Investments in associates

Investments in associates are investments of a strategic nature in enterprises in which the Group must be regarded as having a significant influence by virtue of its shareholding. Such investments are accounted for in the income statement by the Group reporting its share of the enterprise's result after tax and deductions for the amortisation of excess values if any (goodwill etc). Interests in associates are presented at cost in the balance sheet with additions for the accumulated results, but with deductions for accumulated amortisation of goodwill etc. and any dividends received. Dividends consist in the distribution of accrued assets and cannot be taken to income since the Group's share of the profits has already been entered in the accounts.

Amounts in NOK million	Share owned % [1]	Original cost price at 1.1.	Book value at 1.1.	Additions/ disposals during the year	**Share of profit**	Dividends received/ price ad-justment	**Book value at 31.12.2001**	Amortisation excess values/ goodwill	Book value at 31.12. excess values/ goodwill
Jotun A.S	42.5	174	955	-	**44** [2]	9	**1,008**	(4)	16
AB Chips OY	21.4	-	-	179	**14**	(15)	**178**	(2)	31
Oy Hartwall Abp	-	727	924	(954)	**68**	(38)	**-**	(21)	-
Subsidiaries of Carlsberg Breweries A/S	-	-	-	147	**8**	-	**155**	-	-
Asker og Bærums Budstikke A.S	30.8	78	56	-	**5**	(9)	**52**	(2)	18
Bergens Tidende A.S	28.5	68	94	-	**5**	(5)	**94**	(1)	8
Norsk Telegrambyrå A.S	22.1	4	15	1	**2**	(1)	**17**	-	-
Medieselskaper Danmark	-	-	1	52 [3]	**-**	12	**65**	-	9
Norgesbuss Invest A.S [4]	-	74	68	(74)	**6**	-	**-**	-	-
Team Trafikk	37.0	-	-	55	**1**	-	**56**	-	-
Oskar Syltes Mineralvannfabrikk AS [4]	-	15	27	(27)	**-**	-	**-**	-	-
Orkla Exolon K/S	42.3	4	32	-	**4**	-	**36**	-	-
Miscellaneous	-	67	95	-	**8**	1	**104**	(3)	13
Total Industry division		1,211	2,267	(621)	**165**	(46)	**1,765**	(33)	95
Enskilda Securities	22.5	182	284	-	**70**	(144)	**210**	-	-
Total associates		1,393	2,551	(621)	**235**	(190)	**1,975**	(33)	95
Gain on sale of Oy Hartwall Ab	-	-	-	-	**1,275**	-	**-**	-	-
Sum		1,393	2,551	(621)	**1,510**	(190)	**1,975**	(33)	95

1) The percentage of shares held corresponds to voting rights, except in the case of Jotun where the Group has 38.2 % of the voting rights.
2) Includes NOK 60 million in write down of goodwill related to US-operations.
3) NOK 41 million attributable to reclassification from fixed financial assets to associates, relating to companies under Berlingske.
4) Oskar Syltes Mineralvannfabrikk and Norgesbuss Invest are as at 31 December 2001 owned by Carlsberg Breweries and Team Trafikk, respectively.

Main figures for the largest associates (100 % figures):

Amounts in NOK million	**2001** [1]	2000	1999
Jotun			
Operating revenues	**5,815**	5,379	4,871
Operating profit	**203**	219	251
Profit after taxes and minority interests	**107**	69	(27)
Total assets	**4,568**	4,476	4,234

Amounts in SEK million	**2001** [1]	2000
Enskilda Securities		
Operating revenues	**2,371**	3,563
Operating profit	**364**	1,043
Profit after taxes and minority interests	**232**	702
Total assets	**9,544**	10,168

1) Preliminary figures.

19 Research and Development (R & D)

The Group's business areas have R&D costs totalling NOK 217 million (NOK 211 million). None of the costs meet the requirements for recognition in the balance sheet.

The costs relate mainly to Orkla Foods, Orkla Brands and Chemicals.

Development work in Orkla Foods is market-driven and involves, among other things, establishing new products, line extensions, relaunches, formula optimisation, packaging development and innovation projects (use of new technology).

A great deal of Orkla Brands' costs are linked to development work with Unilever and development work in Nidar.

The aim of Chemicals' R&D work is to "get closer to the customer". The work is divided into three main components: process development (production), product development and technical customer service. Process development primarily involves arriving at optimum production processes for customer specific products or improving existing processes. Product development involves developing new products or improving existing ones, often in collaboration with customers, while technical customer service involves the transfer of competence where the point is to offer the customer more than the physical products.

20 Fixed assets and goodwill, etc.

This table shows the Group's investments in tangible fixed assets (machinery etc, buildings and plants) and intangible assets, primarily represented by goodwill. The difference between these two types of investment is that while tangible assets are exposed to wear and tear during use, thereby creating a need for re-investment, the "use" of goodwill in the form of amortisation has a different meaning financially. Even though goodwill is amortised for accounting purposes, during normal operations the real value of goodwill will normally increase rather than decrease over time. According to Norwegian GAAP goodwill should be amortised and in Orkla this is done over a maximum of 20 years. This note shows historical and book values per group of assets, so that the accounts user can see what values have been invested in the business and what phase the different assets are in. Fixed assets are depreciated on a straight line basis using the following rates: buildings 2-4 %, machinery, fixtures and fittings 5-15 %, transport equipment and reusable bottles and crates 15-25 % and computer equipment 16-33 %.

Fixed assets

Amounts in NOK million	Land, buildings and other property	Machinery and assets	Assets under construction	Fixtures and fittings, vehicles, EDP etc.	Total fixed assets	Intangible assets [1]	**Total**
Cost at 1 January	9,115	15,776	951	4,027	29,869	7,210	**37,079**
Revaluations at 1 January	509	565	-	-	1,074	-	**1,074**
Write-downs at 1 January	(53)	(15)	-	(22)	(90)	(147)	**(237)**
Depreciation at 1 January	(2,847)	(9,216)	(3)	(2,361)	(14,427)	(2,166)	**(16,593)**
Book value at 1 January 2001 with CB	6,724	7,110	948	1,644	16,426	4,897	**21,323**
Difference 1 January - 31 December Beverages	300	1,199	(416)	454	1,537	(1,505)	**32**
Book value at 31 December 2000	6,424	5,911	1,364	1,190	14,889	6,402	**21,291**
Companies acquired [2]	1,002	1,014	-	845	2,861	101	**2,962**
Investments in the year	555	1,877	262	530	3,224	120	**3,344**
Transferred from assets under construction	325	387	(712)	-	-	-	-
Disposals book value	(204)	(266)	-	(111)	(581)	(10)	**(591)**
Ordinary depreciation and write-downs in the year	(302)	(1,361)	-	(470)	(2,133)	(492)	**(2,625)**
Currency translation differences [3]	(311)	(405)	(3)	(64)	(783)	(143)	**(926)**
Book value at 31 December	7,489	7,157	911	1,920	17,477	5,978	**23,455**
Lease agreements (rental) not included in the balance sheet [4]	67	60	-	176	303	-	**303**

1) Goodwill amounts to NOK 5,825 million of book value at 31 December. This year's amortisation on goodwill is NOK 454 million, see below.
2) See Group consolidation next page.
3) Due to large fluctuations in the SEK value in 2001, it is appropriate to present the currency effects on a separate line.
4) Not including Carlsberg Breweries.

Treatment of goodwill etc. distributed between major acquisitions

	Year of acquisition: Amortisation time	Amortisation in 2001 [1]	**Book value at 31.12.2001**
Procordia/Abba	1995: 20 years	(97)	**1,318**
Det Berlingske Officin	2000: 20 years	(38)	**781**
Carlsberg Breweries, Feldschlösschen	2000: 20 years	(30)	**590**
Carlsberg Breweries, Türk Tuborg and Poland	2001: 10 years	(12)	**445**
Carlsberg Breweries, Pripps Ringnes 55 %	1997: 17 years	(45)	**470**
Gøteborgs Kex	1994: 20 years	(17)	**193**
Bob Industrier	1993: 20 years	(13)	**144**
Rzeczpospolita	1996: 10 years	(23)	**98**
Drammens Tidende og Buskeruds Blad	1994: 20 years	(10)	**114**
Odense Marcipan	1990: 20 years	(11)	**93**
Others Orkla Foods		(40)	**314**
Others Orkla Beverages		(11)	**294**
Others Orkla Brands		(20)	**210**
Others Orkla Media		(68)	**681**
Miscellaneous		(19)	**80**
Total		(454)	**5,825**

1) Charged to operating profit, se also note 18 for total goodwill amortisation in associates.

Matching of additions 2001 against cash flow statement (see page 16)

Additions 2001 as presented above			6,306
Replacement expenditures and environmental investments, cash flow		2,412 [1]	
Expansion investments, cash flow	726		
Of which associates	2	728 [2]	
Operating assets and goodwill from acquired companies		2,962	
Investments Financial Investments division		206	
Change in accounts payable investments		(2)	6,306

1) The biggest individual projects are: Watermill Chemicals, relocation of all marzipan production to Denmark, Orkla Foods Ingredients.
2) The biggest individual projects are: Capacity increase at Baltic Beverages Holding plus expansion both of the "RisiFrutti" and pizza lines at Procordia Food.

Group formations 2001

For the Nordic companies goodwill is generally amortised over 20 years. In Poland and Turkey goodwill is amortised over 10 years.

In some cases goodwill reflects the value of trademarks. The value of trademarks can best be estimated by separating the cash flow from the trademark from other cash flows. The Group is of the opinion that a presentation of trademarks would be inaccurate and not very expedient, and inconsistent with the generally accepted principle of charging costs of self-developed trademarks against income. This has led the Group to present all forms of "excess values" (over and above that which can be assigned to material circumstances) as "goodwill".

Company		Date of purchase	Interests bought (%)	Acquisition cost [1]	Goodwill	Sale/disposals decided on	Provision for restructuring
Orkla Beverages:	Feldschlösschen	31 December 2000	100 %	2,565	637	No	-
	Türk Tuborg, Piast, Okocim	30 September 2001		660	460	No	-
	Coca Cola Denmark and Finland	1 January2001	100 %	713	267	No	-
	Continuity Orkla Beverages [2]			558	(1,425)		-
Orkla Media:	Medstrøms	31 March 2001	100 %	85	83	No	-
	Adjusted acquisition balance sheet from DBO				57	No	43
	Miscellaneous wholesale			188	22		-
Total				4,769	101		43

1) The acquisition cost is the price at which the shares were bought, plus any net interest-bearing debt that has been taken over.
2) The difference between 100 % of the equity in Pripps Ringnes and 40 % of the equity in Carlsberg Breweries is adjusted against goodwill from the acquisition of Pripps Ringnes. The calculation also includes NOK 471 million surplus value from buildings in Pripps Ringnes. Costs of acquisition represent differences in net interest bearing liabilities.

21 Long-term cooperation agreements

Long-term cooperation agreements are agreements with external cooperating partners whereby the Group has the right to sell and market specific products for a limited period. The most important agreements of this kind are listed below.

The Unilever agreement
Orkla has a cooperation agreement with Unilever relating to detergents and personal care/cosmetic products. This agreement, which was originally signed in 1958, was renegotiated in February 1995. The renegotiated agreement continues the cooperation on the same main business principles as previously, and runs until 2014.

Agreements with Coca-Cola and PepsiCo
Carlsberg has bottler agreements with Coca-Cola for Denmark and Finland, and with PepsiCo for Norway, Sweden and, through BBH, for the Baltic States. The Coca-Cola agreements initially expire in 2011, while the PepsiCo agreements initially expire in 2020.

Carlsberg also has licences and distribution rights for third-party brands on most markets. Most of these agreements are not of material importance (in terms of volume) for CB as a whole.

23 Other matters

Describes circumstances that may be of significance in assessing the Group's financial position that are not otherwise evident from the figures.

Dragsbæk
Orkla Foods has an obligation to purchase additional shares in Dragsbæk Margarinefabrik A.S (50 %) and Margarinefabriken Blume IS (50 %). The two companies are consolidated in the Group accounts. Orkla's existing holdings were acquired in 1989 for approximately NOK 45 million. The price for additional shares will be based on an indexation of this amount, adjusted for the development in earnings during the three years prior to the obligation/right being exercised. The acquisition must be finalised before 2006.

22 Other revenues and expenses [1]

Other revenues and expenses are income statement items of a special nature and of material importance to the business areas. These have been entered collectively as a separate item to improve the comparability of the remaining items in the income statement.

In terms of amounts, these items must each amount to at least NOK 10 million if they are to be posted as "Other revenues and expenses". The sum of several similar items may also qualify, even though the individual amounts are less than NOK 10 million, provided that the total amounts to more than NOK 10 million.

Amounts in NOK million	2001	2000	1999
Gains on disposal of Viking Fottøy		65	
Wind-up biscuits production at Kolbotn, Norway		(29)	
Gains on disposal of Regal			110
Restructuring Chemicals			(19)
Gains on sale of Fredrikstad Blikk & Metallvarefabrikk	**48**		
Provision demoliton project Chemicals	**(27)**		
Gains on sale of Kalnapilis	**20**		
Restructuring HO Carlsberg Breweries	**(13)**		
Total	**28**	36	91
Of this:			
Write-downs fixed assets	(23)[1]		(77)[2]

1) Chemicals has utilised a former provision for write-downs in LignoTech USA.
2) In Pripps Ringnes a provision of NOK 77 million from 1998 has been used for a write-down in 1999.

Accounts for Orkla ASA

The accounts of the holding company Orkla ASA cover, in addition to all Head Office activities, the Group's share portfolio, the Peter Möller company and real estate activities which for business purposes are grouped under Orkla Eiendom.

The activity at the Head Office includes the Group's senior management and staff functions in the following departments: information, legal, corporate development, personnel and accounting/finance. The staff departments largely carry out assignments for the Group's other companies, and charge the companies for these services.

The Orkla Treasury Centre acts as a Group bank which is responsible for the Group's external financing, management of the Group's liquidity and overall management of the Group's foreign exchange and interest risks.

All holdings in subsidiaries are presented using the cost method. In certain cases the notes for the Group will include Orkla ASA.

Income statement

Amounts in NOK million	Note	2001	2000
Revenues		**293**	235
Other operating revenues		**138**	114
Cost of materials		**(51)**	(46)
Payroll expenses	1	**(173)**	(229)
Other operating expenses		**(132)**	(159)
Ordinary depreciation of fixed assets	5	**(17)**	(18)
Operating profit		**58**	(103)
Income from investment in other companies		**562**	553
Financial income, Group companies		**2,804**	2,703
Other financial income		**311**	299
Financial expenses, Group companies		**(169)**	(81)
Other financial expenses		**(1,257)**	(1,166)
Net agio/disagio		**(173)**	(61)
Portfolio gains		**(747)**	2,891
Profit before tax		**1,389**	5,035
Taxes	7	**(103)**	(1,089)
Profit for the year		**1,286**	3,946
Allocated to dividend		**(685)**	(630)
Allocated to other equity		**(601)**	(3,316)

Cash flow statement

Amounts in NOK million	2001	2000
Operating profit	**58**	(103)
Depreciation and write-downs	**17**	18
Changes in net working capital	**(37)**	16
Cash flow from operating activities	**38**	(69)
Sales of tangible fixed assets	**6**	0
Replacement expenditure and environmental investments	**(8)**	(18)
Free cash flow from operating activities	**36**	(87)
Dividends received	**677**	553
Financial items, net	**(249)**	(527)
Free cash flow before tax	**464**	(61)
Increased investment in subsidiaries	**-**	(3)
Net purchase/sale of portfolio shares	**184**	1,298
Taxes paid	**(796)**	(130)
Dividends paid	**(631)**	(526)
Net received Group contribution	**1,219**	1,521
New equity	**(64)**	(35)
Miscellaneous	**57**	(42)
Cash flow after capital transactions	**433**	2,022
Change in interest-bearing liabilities	**102**	1,123
Change in financial investments	**(535)**	(3,145)
Change in net interest-bearing liabilities	**(433)**	(2,022)
Net interest-bearing liabilities	**5,976**	6,409

Balance sheet

Assets

Amounts in NOK million	Note	2001	2000
Fixed assets	5	**146**	158
Investments in subsidiaries	6	**9,058**	8,744
Loans to companies in the same Group		**13,150**	13,000
Shares and investments in other companies		**230**	200
Other financial assets		**994**	123
Long-term assets		**23,578**	22,225
Inventories		**26**	26
Receivables		**157**	146
Loans, Group companies		**2,918**	2,802
Portfolio investments		**10,953**	12,120
Cash and cash equivalents		**271**	509
Short-term assets		**14,325**	15,603
Total assets		**37,903**	37,828

Equity and liabilities

Amounts in NOK million		2001	2000
Paid-in equity	*See note 14 Group*	**2,073**	2,076
Earned equity		**13,001**	12,461
Equity		**15,074**	14,537
Long-term liabilities to Group companies		**1,144**	1,190
Provisions		**61**	68
Other long-term liabilities		**13,571**	15,195
Long-term liabilities and provisions		**14,776**	16,453
Certificates		**1,660**	3,123
Tax payable		**34**	823
Short-term liabilities to Group companies		**5,418**	1,311
Dividends		**685**	631
Other short-term liabilities		**256**	950
Short-term liabilities		**8,053**	6,838
Equity and liabilities		**37,903**	37,828

Notes

1 Wages and pension related items

Amounts in NOK million	2001	2000
Wages, salaries, bonus and holiday pay	**(111)**	(118)
Employer's national insurance contribution	**(24)**	(40)
Remuneration of the Board, Corporate Assembly and other related costs [1]	**(35)**	(70)
Net pension expenses	**(3)**	(1)
Payroll expenses [2]	**(173)**	(229)
Number of employees (average)	**165**	163

1) See note 4.
2) Including costs on sales of shares to employees at a discount of NOK 7 million (NOK 6 million).

Breakdown of net pension costs

Amounts in NOK million	2001	2000
Present value of the year's acquired pension rights (including national insurance contribution)	**(8)**	(7)
Interest expense on pension liability	**(12)**	(11)
Expected return on pension funds	**18**	17
Amortisation of deferred liabilities due to deviation from plan/assumptions	**(1)**	0
Net pension costs	**(3)**	(1)

Breakdown of net pension liabilities at 31 December

Amounts in NOK million	2001	2000
Gross pension liability	**(221)**	(201)
Pension funds (market value)	**249**	247
Actual net pension funds	**28**	46
Unamortised deviation from plan/assumptions	**44**	21
Capitalised net pension funds	**72**	67

Breakdown of pension funds (market value) at 31 December

	2001	2000
Liquid assets	**7 %**	4 %
Money market investments	**16 %**	6 %
Bonds	**33 %**	42 %
Shares	**44 %**	48 %
Total pension funds	**100 %**	100 %
Number of employees covered by the Orkla pension fund	**151**	156
Number of retirees covered by the Orkla pension fund	**318**	332

2 Guarantees and mortgages

Amounts in NOK million	2001	2000
Guarantees for Group companies	**183**	181
Other guarantee liabilities	**183**	314
Joint and several liabilities	**3**	3
Subscribed, uncalled limited partnership capital	**350**	480

3 Loans to employees

Other receivables include loans to employees totalling NOK 43 million. In addition, the company has provided guarantees totalling NOK 8.2 million.

4 Remuneration and contractual arrangements

When he began in his post as President and Group CEO on 2 July 2001, Finn Jebsen was awarded an annual salary of NOK 3.3 million. Orkla's Board of Directors also decided to give him a bonus programme (index options), which is dependent on the price performance of company shares. The bonus is such that Mr Jebsen, each year for four years from 2001, is entitled to the equivalent of the rise in value of 75,000 Orkla shares in excess of 110 % of the market price on the day after publication of the annual results. For the allocation in 2001, this meant that the bonus programme applied when the share price exceeded NOK 195.80 per share. For each allocation, the right to the bonus may be exercised at the earliest three years and at the latest six years after it has been granted. When it is exercised, the increase in value is paid out in cash and taxed as ordinary salary income. Finn Jebsen has also retained the bonus programme from his previous post. This programme is from 1995 and is linked to the price performance of 100,000 Orkla shares in excess of the value on the date of allocation, which was NOK 47.08 and is adjusted in accordance with the Consumer Price Index. Mr Jebsen's retirement age has been set at 62 and his pension at 66 % of his salary. The company and Mr Jebsen both have the right to give notice from the date he reaches the age of 60. The pension expense for Finn Jebsen for the year amounted to NOK 259,124. Other benefits that must be reported to the tax authorities amounted to NOK 104,941 for the year as a whole.

The mutual period of notice for the Group President and CEO is 6 months. If Orkla gives notice, or if Mr Jebsen gives notice by mutual agreement in the best interests of the company, he will retain his salary for 1 1/2 years after the period of notice has expired. 75 % of the income from any other permanent post will be deducted from his pay after termination of employment.

Jens P. Heyerdahl d.y. retired from his post as Group President and CEO on 1 July 2001. Since leaving Orkla, Jens P. Heyerdahl d.y. has received a post-employment salary of NOK 4.4 million. This amount will be regulated each year in accordance with the Consumer Price Index. From the date he reaches retirement age (62 years), Mr Heyerdahl will receive a pension equivalent to 80 % of his salary until he reaches the age of 65. Thereafter, his pension will be equivalent to 66 % of his salary. Mr Heyerdahl will not receive any bonuses or remuneration over and above this, and ceased to be employed by the company on 31 December 2001. From the date he left until he reaches the retirement age of 62, Jens P. Heyerdahl d.y. is at Orkla's disposal.

The total remuneration for the Group President and CEO (salary for Jens P. Heyerdahl d.y. until he left and salary for Finn Jebsen from the date he started) amounted to NOK 3,719,761 in 2001.

The other members of the Group Executive Board, Executive Vice President Roar Engeland, Executive Vice President Dag Opedal and Executive Vice President Halvor Stenstadvold, each participate in a bonus programme linked to the value of 50,000 Orkla shares and based on the market value of the Orkla share at the time of allocation. The exercise price was NOK 160. They are also included in the bonus programme that is linked to EVA performance. Both programmes are described in Note 3 to the Group Accounts. In 2001, bonuses of NOK 289,218, NOK 650,569 and NOK 420,000 were paid out to these individuals. The mutual period of notice for the Group Executive Board is 6 months. If the company, or the employee by mutual agreement in the best interests of the company, gives notice, each individual will receive his salary and contractual benefits for 12 months over and above the period of notice. 75 % of the income from any other permanent post will be deducted from post-employment pay.

Shares and loans to executives

	Shares owned by executives	Interest-bearing loans to executives
Finn Jebsen	205,204	0
Roar Engeland	4,302	0
Dag Opedal	11,763	410,000
Halvor Stenstadvold	5,300	1,350,000

All loans are secured by mortgage bonds in real estate, and covered by credit insurance. The interest rate is at all times the lowest that does not entail a taxable benefit on a low-interest loan pursuant to the rules of the Directorate of Taxes. Loans fall due at the latest on the date of termination of employment.

Directors' fees, remuneration of the Corporate Assembly and auditor's fee

Directors' fees amounted to NOK 1,785,002 in salaries and NOK 21,451 in other compensation. Remuneration to the Corporate Assembly amounted to NOK 759,446.

Auditor's fee amounted to NOK 620,000. Payment for additional consulting from auditor amounted to NOK 280,000.

5 Tangible fixed assets

Amounts in NOK million	Land and other property	Buildings	Machinery, fixtures and fitting, vehicles etc.	**Total fixed assets**	Goodwill etc.	**Total**
Cost at 1 January	19	131	128	**278**	20	**298**
Depreciation at 1 January	-	(41)	(79)	**(120)**	(20)	**(140)**
Book value at 1 January	19	90	49	**158**	0	**158**
Investments in the year	-	2	6	**8**	-	**8**
Disposals book value	-	(1)	(2)	**(3)**	-	**(3)**
Ordinary depreciation and write-downs in the year	-	(5)	(12)	**(17)**	0	**(17)**
Book value at 31 December	19	86	41	**146**	-	**146**
Depreciation rates	-	0-5 %	15-25 %	-	20 %	-
Leases not included in the balance sheet (rental)	-	8	2	**10**	-	-

6 Shares in subsidiaries (directly owned)

Amounts in NOK million	Book value	Company's share of capital
Orkla AB	5,469	100.0 %
Orkla Foods A.S	517	100.0 %
Bakers AS	249	100.0 %
Lilleborg as	87	100.0 %
Sætre AS	11	100.0 %
Kantolan OY	41	100.0 %
Swebiscuits AB	513	100.0 %
Nidar AS	110	100.0 %
Orkla Media A.S	883	100.0 %
Borregaard Industries Limited		
Ordinary shares	271	100.0 %
Preference shares	43	99.9 %
Denofa A.S	118	100.0 %
Kemetyl AB	36	100.0 %
Borregaard NEA AS	101	100.0 %
Borregaard Skoger A.S	3	100.0 %
Orkla Finans ASA	34	97.4 %
Orkla Eiendom A.S	125	100.0 %
Oktav Invest A.S	61	100.0 %
Chr. Salvesen & Chr. Thams's Comm. A/S	36	100.0 %
Vfot AS	27	100.0 %
Viking Askim A.S	110	100.0 %
Rederi-A/S Orkla	-	100.0 %
AB Orklaprodukter	6	100.0 %
A.S Drammen Kjexfabrik	105	100.0 %
Nora A.S	1	100.0 %
NINO A.S	24	100.0 %
Karenslyst Holding	29	100.0 %
Scan-TV A.S	44	100.0 %
Reach	4	75.0 %
Total	9,058	

Only the directly owned subsidiaries are included in the above table. The Group also has indirect ownership of approximately another 300 subsidiaries, the profit/loss and equity of which is important in the evaluation of the above companies. The most important indirectly-owned subsidiaries are shown in the company overview at the end of the annual report.

Own shares

Own shares increased in 2001 by 470,890 shares. Orkla bought 750,040 shares. For these shares Orkla paid NOK 102,504,886.

Under the share purchase programme for Orkla employees a total of 279,150 shares, worth a total of NOK 31,041,480, were transferred to employees.

After these transactions Orkla is left with a total shareholding of 8,557,702 shares in Orkla ASA (see note 14 Group).

7 Relationship between profit before tax and the year's tax base for Orkla ASA

Amounts in NOK million	**2001**	2000
Profit before tax	**1,389**	5,035
Timing differences:		
Realisation of previously written down shares	-	14
Change in currency exchange gain	**23**	(301)
Differences between FIFO/average shares	**21**	(87)
Change in other timing differences	**3**	76
Total	**47**	(298)
Permanent differences:		
Non-deductible expenses	**14**	14
Cost price adjustment for shares sold	-	(7)
RISK adjustments for shares sold	**(33)**	(210)
Non-deductible interest	**408**	(520)
Total	**389**	(723)
Total taxable income	**1,825**	4,014
Tax computed	**(274)**	(1,000)
Deduction for allowance on share dividends, and withholding tax at source	**126**	60
Withholding tax foreign dividends	**1**	(10)
Correction due to differences in tax estimates in previous years	**26**	(15)
Total tax payable	**(121)**	(965)
Change in deferred tax	**18**	(124)
Tax	**(103)**	(1,089)
Group contributions:		
Taxes on Group contributions contributed	**112**	116

Deferred tax

Amounts in NOK million	**2001**	2000
Unrealised currency exchange gain	**356**	380
Fixed assets	**(2)**	6
Net pension funds	**72**	65
Other long-term items	**(24)**	(21)
Shares	**(126)**	(105)
Other short-tem liabilities	**(99)**	(101)
Basis deferred tax	**177**	224
Deferred tax	**(50)**	(68)
This year's change in deferred tax	**18**	(124)

Auditor's Report for 2001 to the Annual Shareholders' Meeting of Orkla ASA

We have audited the annual accounts of Orkla ASA as of 31 December 2001, showing a profit of NOK 1,286 million for the parent company and a profit of NOK 2,480 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern the appropiation, and the proposal for allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements are the responsibility of the Company's Board of Directors and the President and Group CEO. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2001, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway.
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway.
- the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit is consistent with the financial statements and comply with law and regulations.

Oslo, 6 March 2002
Arthur Andersen & Co.

Erik Mamelund
State Authorised Public Accountant (Norway)

Statement from the Corporate Assembly to the Annual General Meeting of Orkla ASA

The Corporate Assembly of Orkla ASA has received the Board of Directors' proposed annual report and accounts for 2001 for Orkla ASA and the Group and recommends that the Annual General Meeting adopt the accounts and the proposal of the Board of Directors for the allocation of profit for 2001.

Oslo, 14 March 2002
The Corporate Assembly of Orkla ASA

Harald Arnkværn
Chairman of the Corporate Assembly

Shares and shareholders

Shareholder policy

Orkla's goal is to deliver competitive returns to its shareholders over time in the form of a combination of dividends and a rise in the share price. Shareholders should have a steady, stable increase in dividends, provided that the underlying development of the business is satisfactory. Orkla pursues a policy in which the interests of existing shareholders are paramount.

Orkla has introduced the EVA® (Economic Value Added) model as a management tool to further ensure that all parts of the Group focus on increased value creation. Consequently, Orkla's management incentive programmes are also based on the EVA concept.

Creating shareholder value

Over time, Orkla shareholders have had a good return on their investments. Since 1986, when the current strategy and structure were established, the annual return has averaged 19.2 %, compared with an average annual return of 9.6 % for the Oslo Stock Exchange. In 2001 the return on the Orkla share was -11 % (dividends reinvested) while the return on the Oslo Stock Exchange All-Share Index in the same period was a negative -17.2 %.

At the end of 2001, the Orkla share was quoted at NOK 152.00. This represented a market capitalisation value of NOK 32.0 billion, which was NOK 4.8 billion lower than on 31 December 2000. Orkla is one of the largest companies listed on the Oslo Stock Exchange, accounting for approximately 9.6 % of the Oslo Stock Exchange Benchmark Index at year-end (based on closing prices on 2 January 2002).

For 2001, the Board of Directors proposes a dividend of NOK 3.25 per share, compared with NOK 3.00 in 2000. The dividend will be paid on 23 May 2002 to shareholders of record on the date of the Annual General Meeting.

Average annual return

	1982-01	1986-01	1991-01
The Orkla share (dividend reinvested)	27.5 %	19.2 %	18.2 %
OSE All Share Index	13.5 %	9.6 %	10.3 %

Orkla share price 2001

	NOK
Close at 29 December 2000	174.00
High	183.00
Low	135.00
Close at 28 December 2001	152.00

Trading in the Orkla Share

The Orkla share is listed on the Oslo Stock Exchange. It may also be traded on SEAQ in London and through Orkla's Level-1 ADR programme in the USA. Almost 572 million shares were registered as traded in 2001, over 2.6 times the number of shares outstanding. This is 5 % lower than the volume traded in 2000. The value of Orkla shares traded on the Oslo Stock Exchange amounted to NOK 46.8 billion, equivalent to 8.3 % of the Exchange's total turnover. A total of 137.2 million shares, amounting to GBP 1,687.6 million, were traded on SEAQ in 2001. Call and put options and forwards with the Orkla share as the underlying share are listed on the Oslo Stock Exchange. Due to cooperation on stock exchange and clearing operations between the Oslo Stock Exchange, OM Stockholm and OMLX London, options are also available on these markets.

Shareholder Structure

As of 31 December 2001, Orkla had 37,192 shareholders, compared with 37,004 the year before. International investors and analysts continued to show interest in the Orkla share in 2001. At year end, 35.5 % of the shares were owned by foreign investors, compared with 36.5 % on 1 January 2001. Most of the brokerage houses in Oslo and some in London follow the Orkla share. Analyses are also published in Stockholm.

Share price development 2001


Orkla
Oslo Stock Exchange All Share Index
Index 1.1.2001 = 1
1.5
1.0
0.5
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Share price development 31.12.1982 - 31.12.2001


Orkla
Oslo Stock Exchange All Share Index
Index 31.12.1982 = 1
120
100
80
60
40
20
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Shares by size of shareholding on 31.12.2001

No. of shares	No. of shareholders	% of capital
1-100	14,827	0.3 %
101-1,000	17,322	2.8 %
1,001-10,000	4,335	5.5 %
10,001-100,000	524	7.2 %
100,001-500,000	128	12.1 %
Over 500,000	56	72.1 %

The twenty largest shareholders on 31.12.2001

Aksjonærer	Antall aksjer	Eier-andel
Folketrygdfondet	21,816,400	9.95 %
Sveaas, Christen [1]	19,600,777	8.94 %
Capital Research c/o Chase[2] [3]	18,109,714	8.26 %
Storebrand [1]	12,781,249	5.83 %
State Street Bank (NOM)	8,834,741	4.03 %
Orkla [1]	8,557,702	3.90 %
JP Morgan Chase Bank (NOM)	8,315,635	3.79 %
Morgan Stanley & Co (NOM)	6,695,929	3.05 %
Canica AS	6,149,171	2.80 %
Mutual [2]	4,987,612	2.27 %
SE-Banken	4,803,440	2.19 %
DnB / Vital	4,444,537	2.03 %
Gjensidige	4,099,549	1.87 %
DnB Investor	4,001,561	1.83 %
Avanse / G-Fondene	3,591,981	1.64 %
KLP Forsikring	2,942,566	1.34 %
Nordea Fondene	2,609,565	1.19 %
K-Holding AS	2,525,382	1.15 %
Goldman Sachs	2,324,991	1.06 %
UBS AG	1,794,250	0.82 %
Total	148,986,752	67.95 %
Total all shares	219,246,336	100.0 %

1) A group of several legal entities with intercompany relationships.
2) Divided between several separate funds.
3) On 7 February 2002 Capital Research flagged an interest of 10.01 %

Voting rights and ownership

Orkla has one class of share, and each share carries one vote and has a par value of NOK 6.25. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. Notice of attendance at the Annual General Meeting must be received by Orkla no later than 3.00 p.m. on the third working day before the date of the Annual General Meeting.

Issue of shares

The Board of Directors holds an authorisation, granted on 3 May 2001 and valid until the Ordinary General Meeting in 2003, to increase share capital by means of new share subscriptions by a total value of up to NOK 90,000,000 divided between a maximum of 14,400,000 shares, each with a par value of NOK 6.25. This authorisation may be utilised for one or more share issues. The authorisation was initially granted at an Extraordinary General Meeting on 2 September 1991 and has subsequently been renewed, but has not as yet been utilised.

Buyback of own shares

On 3 May 2001, the General Meeting adopted a resolution authorising the Board of Directors to acquire shares in Orkla ASA up to a maximum of 13.0 million shares. Since this authorisation was granted, Orkla has purchased a total of 750,040 shares in Orkla ASA.

In connection with the employee share purchase programme, Orkla transferred a total of 279,150 shares in Orkla ASA to employees in 2001. After these transactions and the demerging of the former minority shareholders in Oktav Invest, Orkla owns a total of 8,557,702 shares in Orkla ASA, which is equivalent to 3.9 % of the total number of shares issued.

At the General Meeting on 2 May 2002, the Board of Directors will present a proposal to extend the authorisation to buy back the company's own shares, limited to 13.0 million shares. The text of the proposal is as follows: "The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA at par value for up to NOK 81,250,000, divided between a maximum of 13,000,000 shares. The price paid per share may be no lower than NOK 20.00 and no higher than NOK 500.00. The Board of Directors has a free hand with respect to methods of acquisition and sale of the company's own shares. This authorisation will replace the authorisation granted at the General Meeting on 3 May 2001 and will apply from 3 May 2002 until 2 November 2003."

The extent to which this authorisation is utilised will be determined by the extent to which the buyback of Orkla shares is considered advantageous for the company's shareholders.

Ownership by foreign investors


Votes
Capital
%
50
40
30
20
10
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Market Capitalisation 31.12.1982 - 31.12.2001


NOK million
40000
35000
30000
25000
20000
15000
10000
5000
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Dividend per share


NOK
3.5
3.0
2.5
2.0
1.5
1.0
0.5
92 93 94 95 96 97 98 99 00 01

EMPLOYEE SHARE PURCHASE PROGRAMME

To encourage employees to make a long-term commitment to Orkla, in autumn 2001 employees in Norway, Sweden, Denmark, Finland and the USA were offered an opportunity to purchase up to 100 shares in Orkla ASA each at a 20 % discount. Orkla employees purchased a total of 279,150 shares at a discounted price of NOK 111.20, which is equivalent to 80 % of the market price of NOK 139.00 on 2 November 2001. The Group aims to continue this programme in the years ahead.

The Orkla Group has a bonus programme for management staff under which the amount of the bonus is linked to the Orkla share price. As of 31 December 2001, the programme applied to approximately 100 management staff. Reference is also made to Note 3 of the Notes to the Accounts for Orkla ASA on "Payroll expenses".

RISK REGULATION

Under Norwegian tax law, when calculating gains on the sale of assets, company shareholders who are liable to tax in Norway must adjust the historical cost price of the shares upwards or downwards by the RISK amount, which is equivalent to the tax-related profit or loss after taxes and dividends. In this way, shareholders avoid double taxation of the gain that is related to the retention of previously taxed profits. The RISK amount for 2000 was NOK 9.89 per share, and the corresponding amount for 2001 is provisionally estimated to be NOK 0 per share. The final RISK amount for 2001 will not be available until after 1 January 2003. Shareholders who are not liable to tax in Norway are not affected by the Norwegian RISK rules. See Note 14 regarding "Summary of RISK calculation for Orkla's shareholders" for an explanation of the RISK calculation for Orkla shareholders.

INVESTOR RELATIONS

Communication with shareholders, investors and analysts, both in Norway and abroad, is a priority for Orkla. The Group's objective is to see to it that financial markets have sufficient information about the company to ensure that pricing reflects underlying values. Orkla arranges regular presentations in the main financial centres in Europe and the USA, in addition to holding meetings with investors and analysts. Important events affecting the Group are reported immediately.

WWW.ORKLA.COM

Orkla publishes all financial information on its own home page. Presentations, quarterly reports, annual reports, environmental reports, other financial information, notices to the stock exchange and press releases are continuously posted on Orkla's home page, from which they may be downloaded.

INVESTORS MAY CONTACT THE FOLLOWING PERSONS:

Erik Barkald
Tel.: +47 22 54 44 07
e-mail: erik.r.barkald@orkla.no

Rune Helland
Tel.: +47 22 54 44 11
e-mail: rune.helland@orkla.no

Erik Thuestad
Tel.: +47 22 54 44 25
e-mail: erik.thuestad@orkla.no

FINANCIAL CALENDAR 2002

2 May	Ordinary General Meeting
3 May	Shares quoted excluding dividend
8 May	First quarter report published
23 May	Dividend paid out
8 August	Second quarter report published
7 November	Third quarter report published

All dates subject to change

AVERAGE NUMBER OF SHARES OUTSTANDING, FULLY DILUTED [1]

	2001	2000	1999	1998	1997
Average no. of shares issued	219,246,336	219,246,336	218,792,545	218,024,995	216,127,383
Average no. of own shares [2]	-7,875,710	-7,758,821	-6,966,965	-5,210,208	-5,277,140
Average no. of externally owned shares	**211,370,626**	**211,487,515**	**211,825,580**	**212,814,787**	**210,850,243**
Convertible bonds [3]	-	-	9,796,839	9,796,839	9,796,839
Own convertible bonds [3]	-	-	-9,769,784	-9,769,784	-9,769,784
Employee share option programmes, average number	-	-	10,000	237,727	1,695,697
Estimated anti-dilution effect	-	-	-3,117	-40,328	-142,282
Average number of externally owned shares, fully diluted	211,370,626	211,487,515	211,859,518	213,039,241	212,430,713
Share price applied when estimating anti-dilution effect (NOK):	-	-	108	135	128

1) Adjusted for rights issue in connection with amalgamation of A and B shares
2) Includes 80 % of the shares owned by Oktav Invest under the period 1997-2000.
3) Upon expiry on 31.12.1999 the bonds were not converted into shares. Orkla ASA paid compensation to external bearers equivalent to the amount they would have received if the loan had been converted.

Summary Accounts for the Business Areas

INDUSTRY DIVISION (BRANDED CONSUMER GOODS, CHEMICALS AND HEAD OFFICE/UNALLOCATED)

	2001	2000	1999	1998	1997
INCOME STATEMENT (NOK million)					
Operating revenues	**44,567**	33,694	30,966	30,409	30,519
Operating expenses	**(38,780)**	(29,120)	(27,010)	(26,498)	(26,460)
Ordinary depreciation and write-downs	**(2,130)**	(1,598)	(1,539)	(1,438)	(1,326)
Operating profit before goodwill	**3,657**	2,976	2,417	2,473	2,733
Goodwill amortisation and write-downs	**(454)**	(479)	(442)	(419)	(417)
Operating profit before other revenues and expenses	**3,203**	2,497	1,975	2,054	2,316
Other revenues and expenses	**28**	36	91	(335)	181
Operating profit	**3,231**	2,533	2,066	1,719	2,497
Profit from investments in associates	**1,440**	145	114	165	442
Financial items, net	**(1,308)**	(862)	(805)	(888)	(577)
Profit before tax	**3,363**	1,816	1,375	996	2,362
CASH FLOW (NOK million)					
Cash flow from operating activities	**5,849**	4,257	3,756	3,624	4,270
Replacement expenditure and environmental investments	**(2,412)**	(1,730)	(1,454)	(1,814)	(1,733)
Expansion investments	**(726)**	(1,233)	(546)	(847)	(441)
Acquisitions of companies	**(4,769)**	(2,280)	(665)	(514)	(4,977)
KEY FIGURES					
International sales (NOK million)	**32,240**	20,397	17,532	16,745	16,492
Operating margin (%)	**7.3**	7.5	6.7	5.7	8.2
Return on capital employed (%)	**12.7**	12.4	11.1	10.4	16.7
Total man-years	**30,251**	25,475	24,202	23,514	23,209
TOTAL ASSETS, EXTERNAL (NOK MILLION)					
Intangible assets	**5,895**	6,401	5,654	5,637	5,655
Tangible fixed assets	**16,723**	14,282	11,569	11,357	10,162
Investments in associates	**1,765**	2,267	2,021	2,086	1,911
Other financial long-term assets	**2,957**	816	1,353	1,344	1,326
Long-term assets	**27,340**	23,766	20,597	20,424	19,054
Inventories	**4,527**	3,941	3,487	3,210	3,069
Receivables	**7,806**	5,491	4,379	4,342	4,226
Portfolio	**205**	136	6	42	39
Financial short-term assets	**1,858**	1,164	473	690	1,180
Short-term assets	**14,396**	10,732	8,345	8,284	8,514
Total assets	**41,736**	34,498	28,942	28,708	27,568
Net interest-bearing liabilities	**16,999**	15,713	12,434	12,312	10,743

FINANCIAL INVESTMENTS DIVISION

	2001	2000	1999	1998	1997
INCOME STATEMENT (NOK million)					
Operating revenues	**255**	417	548	432	472
Operating expenses	**(208)**	(323)	(410)	(333)	(337)
Ordinary depreciation and write-downs	**(18)**	(20)	(27)	(21)	(18)
Operating profit	**29**	74	111	78	117
Portfolio gains	**(760)**	2,727	595	769	876
Dividends received	**544**	548	315	318	292
Profit from investments in associates	**70**	97	-	-	-
Financial items, net	**7**	(91)	(77)	(104)	(110)
Profit before tax	**(110)**	3,355	944	1,061	1,175
SECURITIES PORTFOLIO (NOK million)					
Market value	**14,140**	18,053	20,875	12,624	14,410
Book value	**11,394**	12,622	11,340	8,495	8,188
Unrealised gains before tax	**2,746**	5,430	9,535	4,129	6,222
Net asset value [1]	**12,909**	15,922[2]	16,604	10,410	11,542
TOTAL ASSETS, EXTERNAL (NOK million)					
Intangible assets	**83**	-	-	-	-
Tangible fixed assets	**754**	608	610	627	441
Investments in associates	**210**	284	-	-	-
Other financial long-term assets	**47**	36	15	29	28
Long-term assets	**1,094**	928	625	656	469
Receivables	**159**	149	124	25	420
Portfolio	**11,394**	12,622	11,368	8,809	8,149
Financial short-term assets	**262**	450	565	434	149
Short-term assets	**11,815**	13,221	12,057	9,268	8,718
Total assets	**12,909**	14,149	12,682	9,924	9,187
Net interest-bearing liabilities	**2,133**	2,268	3,275	2,232	2,924

1) Market value - liabilities
2) Change from 15,981 in Annual Report for 2000.

THE ORKLA GROUP

Summary Accounts for the Business Areas

INDUSTRY DIVISION	BRANDED CONSUMER GOODS				
	2001	2000	1999	1998	1997
INCOME STATEMENT (NOK million)					
Operating revenues	**37,884**	26,488	24,842	24,233	24,289
Cost of goods sold	**(14,744)**	(10,390)	(9,721)	(9,407)	(9,690)
Payroll expenses	**(8,629)**	(6,027)	(5,740)	(5,770)	(5,534)
Other expenses	**(9,530)**	(6,132)	(5,929)	(5,785)	(5,517)
Ordinary depreciation and write-downs	**(1,775)**	(1,232)	(1,191)	(1,124)	(1,033)
Operating profit before goodwill amortisation	**3,206**	2,707	2,261	2,147	2,515
Goodwill amortisation and write-downs	**(436)**	(460)	(422)	(399)	(399)
Operating profit before other revenues and expenses	**2,770**	2,247	1,839	1,748	2,116
Other revenues and expenses	**7**	(29)	110	(303)	253
Operating profit	**2,777**	2,218	1,949	1,445	2,369
Profit from investments in associates	**1,426**	144	118	163	413
Minority interests' share of net profit	**(196)**	(180)	(123)	(106)	(94)
CASH FLOW (NOK million)					
Cash flow from operating activities (see page 16)	**5,266**	3,788	3,443	3,196	3,934
Replacement expenditure and environmental investments (see page 16)	**(2,090)**	(1,440)	(1,188)	(1,412)	(1,266)
Expansion investments (see page 16)	**(701)**	(1,168)	(456)	(756)	(214)
Acquisitions of companies	**(4,769)**	(2,280)	(665)	(486)	(4,931)
CAPITAL EMPLOYED AT 31 DECEMBER (NOK million)					
Net working capital	**1,672**	629	908	1,070	1,017
Associates	**1,623**	2,138	1,928	1,991	1,806
Intangible assets	**5,834**	6,210	5,473	5,452	5,510
Tangible fixed assets	**14,542**	11,922	9,121	8,874	7,825
Capital employed	**23,671**	20,899	17,430	17,387	16,158
KEY FIGURES					
International sales (NOK million)	**27,103**	14,852	13,160	12,293	12,005
Operating margin before goodwill amortisation (%)	**8.5**	10.2	9.1	8.9	10.4
Return on capital employed (%) [1]	**13.0**	13.8	12.2	12.6	15.9
Total man-years	**27,918**	22,538	21,143	20,367	19,996

1) (Operating profit before goodwill amortisation + Profit from associates)/(Average net working capital + Average associates + Average tangible fixed assets + Average goodwill at cost)

BRANDED CONSUMER GOODS	ORKLA FOODS					ORKLA BEVERAGES				
	2001	2000	1999	1998	1997	**2001**	2000	1999	1998	1997
INCOME STATEMENT (NOK million)										
Operating revenues	**11,133**	11,039	10,757	10,233	10,087	**14,924**	7,424	6,373	6,741	7,656
Cost of goods sold	**(5,779)**	(5,566)	(5,463)	(5,269)	(5,285)	**(5,782)**	(2,199)	(1,685)	(1,825)	(2,291)
Payroll expenses	**(2,086)**	(2,000)	(1,922)	(1,912)	(1,826)	**(2,861)**	(1,810)	(1,656)	(1,822)	(1,950)
Other expenses	**(1,938)**	(2,154)	(2,126)	(1,980)	(1,838)	**(4,020)**	(1,973)	(1,895)	(1,944)	(1,993)
Ordinary depreciation and write-downs	**(378)**	(364)	(373)	(334)	(314)	**(950)**	(558)	(507)	(500)	(484)
Operating profit before goodwill amortisation	**952**	955	873	738	824	**1,311**	884	630	650	938
Goodwill amortisation and write-downs	**(161)**	(168)	(164)	(162)	(169)	**(98)**	(172)	(148)	(142)	(139)
Operating profit before other revenues	**791**	787	709	576	655	**1,213**	712	482	508	799
Other revenues and expenses	**-**	-	110	(60)	46	**7**	-	-	(174)	171
Operating profit	**791**	787	819	516	701	**1,220**	712	482	334	970
Profit from investments in associates	**2**	1	2	1	1	**1,350**	70	53	75	36
Minority interests' share of net profit	**(12)**	(13)	(7)	(7)	(5)	**(179)**	(153)	(106)	(89)	(84)
CASH FLOW (NOK million)										
Cash flow from operating activities (see page 16)	**1,228**	1,222	1,346	1,185	1,195	**2,731**	1,199	1,116	980	1,832
Replacement expenditure and environmental investments (see page 16)	**(438)**	(375)	(290)	(524)	(325)	**(1,286)**	(716)	(519)	(431)	(298)
Expansion investments (see page 16)	**(130)**	(72)	(70)	(58)	(166)	**(454)**	(1,072)	(386)	(670)	-
Acquisitions of companies	**(7)**	(359)	(114)	(166)	(22)	**(4,676)**	(40)	(244)	(113)	(4,902)
CAPITAL EMPLOYED AT 31 DECEMBER (NOK million)										
Net working capital	**1,198**	1,146	967	1,083	1,069	**811**	(93)	(254)	(160)	(88)
Associates	**20**	9	8	4	4	**155**	975	756	775	675
Intangible assets	**1,871**	2,108	2,175	2,341	2,415	**1,799**	2,019	2,143	2,085	2,092
Tangible fixed assets	**2,821**	2,785	2,398	2,566	2,203	**8,202**	5,446	4,605	4,243	3,742
Capital employed	**5,910**	6,048	5,548	5,994	5,691	**10,967**	8,347	7,250	6,943	6,421
KEY FIGURES										
International sales (NOK million)	**7,279**	7,195	6,754	6,189	5,889	**13,869**	5,068	4,068	4,089	4,554
Operating margin before goodwill amortisation (%)	**8.6**	8.7	8.1	7.2	8.2	**8.8**	11.9	9.9	9.6	12.3
Return on capital employed (%) [1]	**13.5**	14.2	13.3	11.2	13.2	**12.5**	11.3	9.1	10.6	15.5
Total man-years	**7,628**	6,527	6,286	6,534	6,342	**10,887**	9,220	8,254	7,457	7,685

1) (Operating profit before goodwill amortisation + Profit from associates)\(Average net working capital + Average associates + Average tangible fixed assets + Average goodwill at cost)

Chemicals					Head office/Unallocated				
2001	2000	1999	1998	1997	**2001**	2000	1999	1998	1997
6,581	6,926	5,621	5,726	5,684	**244**	441	676	638	721
(3,012)	(3,547)	(2,565)	(2,594)	(2,749)	**(6)**	(9)	(213)	(262)	(278)
(964)	(919)	(920)	(900)	(853)	**(216)**	(327)	(316)	(241)	(264)
(1,703)	(1,662)	(1,560)	(1,548)	(1,496)	**(118)**	(267)	(219)	(178)	(254)
(333)	(333)	(312)	(280)	(265)	**(22)**	(33)	(36)	(35)	(28)
569	465	264	404	321	**(118)**	(195)	(108)	(78)	(103)
(15)	(15)	(14)	(13)	(12)	**(3)**	(5)	(6)	(7)	(6)
554	450	250	391	309	**(121)**	(200)	(114)	(85)	(109)
20	-	(19)	-	(50)	**-**	65	-	(32)	(22)
574	450	231	391	259	**(121)**	(135)	(114)	(117)	(131)
4	(1)	(3)	(1)	1	**11**	2	(1)	2	27
(10)	(2)	(3)	(9)	(4)	**(5)**	(1)	2	(9)	(14)
747	636	385	490	455	**(164)**	(168)	(74)	(63)	(120)
(302)	(228)	(231)	(345)	(414)	**(20)**	(63)	(34)	(55)	(56)
(45)	(29)	(89)	(91)	(202)	**19**	(36)	(1)	-	(24)
-	-	-	(27)	(2)	**-**	-	-	-	(44)
1,799	1,677	1,502	1,327	1,111	**(108)**	(135)	(80)	(65)	(59)
25	21	23	22	24	**101**	108	71	73	82
166	194	180	176	125	**(23)**	(2)	1	13	18
2,085	2,138	2,210	2,228	2,085	**97**	222	238	252	253
4,075	4,030	3,915	3,753	3,345	**67**	193	230	273	294
5,121	5,530	4,220	4,298	4,291	**17**	15	151	153	197
8.6	6.7	4.7	7.1	5.6					
13.7	10.8	6.8	11.6	10.2					
2,194	2,388	2,433	2,538	2,583	**139**	549	627	610	630

Orkla Brands					Orkla Media				
2001	2000	1999	1998	1997	**2001**	2000	1999	1998	1997
4,527	4,586	4,531	4,273	4,146	**7,453**	3,585	3,332	3,153	2,569
(1,890)	(1,999)	(2,006)	(1,813)	(1,746)	**(1,446)**	(770)	(717)	(667)	(540)
(792)	(827)	(857)	(819)	(792)	**(2,890)**	(1,390)	(1,305)	(1,217)	(966)
(1,076)	(1,050)	(1,010)	(1,017)	(1,000)	**(2,497)**	(956)	(897)	(844)	(683)
(121)	(134)	(147)	(141)	(122)	**(326)**	(177)	(165)	(149)	(113)
648	576	511	483	486	**294**	292	248	276	267
(37)	(33)	(34)	(27)	(28)	**(139)**	(87)	(77)	(68)	(63)
611	543	477	456	458	**155**	205	171	208	204
-	(29)	-	(25)	20	**-**	-	-	(44)	16
611	514	477	431	478	**155**	205	171	164	220
58	42	57	80	366	**16**	30	7	8	11
2	(3)	(1)	(2)	(1)	**(8)**	(12)	(10)	(7)	(5)
822	867	574	584	554	**485**	500	407	447	353
(114)	(145)	(123)	(161)	(282)	**(251)**	(203)	(256)	(296)	(361)
-	-	-	(20)	(12)	**(116)**	(25)	-	(8)	(36)
-	84	(200)	-	-	**(86)**	(1,964)	(106)	(207)	(7)
191	245	430	296	261	**(528)**	(670)	(236)	(149)	(225)
1,185	955	929	972	894	**264**	199	236	240	233
404	418	441	327	355	**1,760**	1,665	714	699	648
795	821	907	961	979	**2,723**	2,869	1,211	1,104	900
2,575	2,439	2,707	2,556	2,489	**4,219**	4,063	1,925	1,894	1,556
1,380	1,548	1,457	1,234	1,156	**4,574**	1,041	881	781	406
14.3	12.6	11.3	11.3	11.7	**3.9**	8.1	7.4	8.8	10.4
23.6	20.0	18.6	19.5	23.0	**6.6**	13.3	11.2	14.0	16.9
2,353	2,628	2,592	2,615	2,837	**7,050**	4,163	4,011	3,761	3,133

Key Figures

	Notes		2001	2000	1999	1998	1997
Income statement							
1 Operating revenues		(NOK million)	**44,799**	34,083	31,492	30,819	30,970
2 Operating profit before goodwill and other rev. and exp.		(NOK million)	**3,686**	3,050	2,529	2,553	2,851
3 Operating profit		(NOK million)	**3,260**	2,607	2,177	1,797	2,613
4 Operating margin	1	(%)	**7.3**	7.6	6.9	5.8	8.4
5 Profit before tax		(NOK million)	**3,253**	5,171	2,319	2,057	3,537
6 Profit for the year		(NOK million)	**2,480**	3,783	1,792	1,502	2,674
7 Non-recurring items (before tax)		(NOK million)	**(90)**	3	91	(488)	545
8 - Of which other revenues and expenses		(NOK million)	**28**	36	91	(335)	181
9 Goodwill amortisation and write-downs charged against operating profit		(NOK million)	**(454)**	(479)	(443)	(421)	(419)
Cash Flow							
10 Net cash flow (Group)		(NOK million)	**(1,567)**	(2,227)	(1,294)	(789)	(4,984)
Key figures							
11 Return on capital employed (industry division)	2	(%)	**12.7**	12.4	11.1	10.4	16.7
12 Return on portfolio investments		(%)	**(15.3)**	(1.5)	48.2	(7.0)	24.5
Capital as per 31.12.							
13 Book value of total assets		(NOK million)	**54,645**	48,647	41,624	38,632	36,755
14 Market capitalisation	3	(NOK million)	**32,025**	36,812	29,242	21,278	29,910
15 Equity ratio	4	(%)	**34.7**	35.6	34.2	34.3	33.0
16 Equity ratio incl. unrealised portfolio gains before tax	5	(%)	**37.8**	42.0	46.4	40.6	42.7
17 Net interest-bearing liabilities	6	(NOK million)	**19,132**	17,981	15,709	14,544	13,667
18 Interest coverage ratio	7		**3.7**	6.9	3.7	3.5	6.1
19 Average borrowing rate		(%)	**6.0**	5.3	5.5	5.7	5.5
20 Share of floating interest-bearing liabilities	8	(%)	**84**	85	65	62	80
21 Average time to maturity, lans		(year)	**4.2**	3.8	4.4	5.0	4.0
SHARES [1]							
22 Average no. of externally owned shares (fully diluted)		(x 1.000)	**211,371**	211,488	211,860	213,039	212,431
23 Average no. of externally owned shares		(x 1.000)	**211,371**	211,488	211,826	212,815	210,850
Share-related key figures							
24 Share price at 31.12.		(NOK)	**152.0**	174.0	138.0	100.1	140.0
25 Earnings per share (fully diluted) [2]	9	(NOK)	**10.7**	17.0	7.9	6.5	12.0
26 Earnings per share (adjusted) [2]	10	(NOK)	**13.3**	19.5	9.7	10.3	11.8
27 RISK per share	11	(NOK)	**0**	9.89	5.27	2.40	5.16
28 Dividend per share (proposed for 2001) [2]		(NOK)	**3.25**	3.00	2.50	2.03	1.93
29 Payout ratio	12	(%)	**30.4**	17.6	31.6	31.2	16.1
30 Price / earnings ratio	13		**14.2**	10.2	17.5	15.4	11.7
Personnel							
31 Number of employees			**31,767**	31,145	25,037	24,833	23,946
32 Number of manyears			**30,356**	25,592	24,402	23,709	23,378

1) See also page 42.

1. (Operating profit/Operating revenue) x 100
2. (Operating profit + Goodwill amortisation + Profit from associates)/(Average interest -free current assets - Average interest-free current liabilities + Average long-term assets + Average historic goodwill + Average investments in associates)
3. Market capitalisation is calculated on the basis of number of shares held externally x average share price at year end
4. Book equity/Total assets
5. (Book equity + Unreleased portfolio gains)/(Book value of total assets + unrealised portfolio gains)
6. Total interest-bearing debt - Interest-bearing receivables and liquid assets (cash, bank deposits etc.)
7. (Profit before tax + Net interest expenses)/(Net interest expenses)
8. Debt with remaining fixed interest for less than one year.
9. Profit for the year/Average number of shares held externally (fully diluted) at year end
10. Profit for the year (adjusted for goodwill amortisation and non-recurring items)/Average number of shares held externally (fully diluted) at year end
11. RISK: regulation on input value of taxable value of shares. The RISK amount as of 1 January 2002 is estimated to be NOK 0 and will be paid to Norwegian shareholders as of 1 January 2002.
12. Dividend per share/Earnings per share (fully diluted) x 100
13. Share price/Earnings per share (fully diluted)

Asset values

ASSET VALUES

One possible model for valuing Orkla is to distinguish between industrial assets, where the value is related to future earnings from continuing operations, and the Group's negotiable assets, which have identifiable market values.

Set out below are the main data necessary for a valuation of Orkla's assets. On this basis, and on the basis of his own assumptions, the investor will be able to assess the value of the various assets in order to undertake a valuation of the Group.

THE INDUSTRY DIVISION

Orkla owns a number of brands that are important for the Group's future earnings. Since 1958 Orkla has also had long-term contracts with Unilever relating to cooperation on detergents, personal care products and cosmetics. The current contracts expire in 2014. Most of the brands covered by the agreements are owned by Orkla for use in Norway.

The Industry division's results for 2001 were affected by non-recurring items totalling NOK 1,185 million. NOK 454 million in goodwill amortisation and write-downs was charged against the Industry division's reported operating profit in 2001. Operating profit, cash flow and investments for the various business areas are shown in the tables on pages 44 and 45. As of 31 December 2001, the Industry division had net interest-bearing liabilities of NOK 16,999 million.

POWER

In a normal year, the Group's production of hydropower totals 650 GWh, of which 585 GWh is derived from waterfalls not subject to reversion. In addition, there is 45 GWh of replacement power. Power is sold internally within the Group or externally on the power market under short-term or long-term contracts. The book value under "Long-term assets" of assets related to the power business is NOK 173 million.

THE FINANCIAL INVESTMENTS DIVISION

As of 31 December 2001, the Group's securities portfolio had a market value of NOK 14,140 million. The book value was NOK 11,477 million. The real estate section's total rental revenues amounted to NOK 69 million in 2001. The book value of Orkla's real estate investments as of 31 December 2001 was NOK 647 million. Book value of areas hired out was NOK 386 million.

FORESTS

The Group owns about 110,000 hectares of forest, of which approximately 80,000 hectares are productive. Forests have a book value under "Long-term assets" of NOK 112 million. The annual quantity harvested is approximately 105,000 sm^3, which is sold at market price. The market price for comparable timber in 2001 was approximately NOK 336 per sm^3.

ASSOCIATES

Orkla owns interests in a number of companies that are reported as associates. The largest of these are Jotun A.S. (Industry division) and Enskilda Securities (Financial Investment division). The main figures for these companies are shown in Note 18 in the Group Accounts. Goodwill amortisation totalling NOK 33 million was charged against profit from associates.

TAX

The average tax rate for the Industry division is generally around 30 %. As a result of dividends received from the share portfolio, RISK adjustments of the cost price base and unutilised cost price adjustments related to the tax reform, the tax charge for the Financial Investments division is lower.

Adjusted profit, Industry division	2001	2000	1999	1998	1997
Operating profit, Industry division	**3,231**	2,533	2,066	1,719	2,497
Adjustments for power	**(146)**	(115)	(80)	(84)	(53)
Goodwill amortisation and write-downs	**454**	479	442	419	417
Other revenues and expenses	**(28)**	(36)	(91)	335	(181)
Adjusted operating profit	**3,511**	2,861	2,337	2,389	2,680
Revenues from investments in associates [1]	**225**	178	114	180	139
Goodwill amortisation/write-downs associates	**33**	39	39	41	38
Net financial expenses [2]	**(1.251)**	(862)	(805)	(750)	(638)
Adjusted profit before tax	**2,518**	2,216	1,685	1,860	2,219
Minority interests	**209**	180	122	120	107

1) Excluding NOK 1,275 million relating to the gain on the sale of the interest in Hartwall in 2001 and NOK 60 million relating to the amortisation and write-down of US investments at Jotun in 2001. NOK 33 million relating to the write-down of US investments at Jotun in 2000. NOK 15 million relating to currency losses at BBH in 1998, minus the gains on the sale of Jotun Polymer (NOK 283 million) and of ships in KS Swan Sea (NOK 20 million) in 1997.
2) Excluding NOK 58 million relating to the write-down of Internet investments. NOK 138 million relating to currency losses at BBH in 1998, minus the gain on the sale of Hansa (NOK 61 million) in 1997.

Branded Consumer Goods


ROYAL

Focus in 2002

- Improve and develop brands that create consumer loyalty and preferences
- Increase the rate of expansion in selected markets and product categories in Eastern Europe
- Make more efficient use of resources spent on advertising and other sales-promoting measures
- Optimise the product portfolio and continue efforts to rationalise production

Branded consumer goods are among Orkla's most valuable assets. A strong branded product is perceived by consumers as being positively different from other products on the market and thereby generates consumer preference and loyalty.

Orkla focuses considerable effort on bonding its branded goods companies into one common branded goods culture. A strong culture builds strong brands that offer opportunities for high earnings, a high innovation rate and cost effectiveness in all parts of the value chain.

Orkla's Branded Consumer Goods business

Orkla's Branded Consumer Goods business comprises Orkla Foods, Orkla Beverages (Orkla's 40 % stake in Carlsberg Breweries), Orkla Brands and Orkla Media. In 2001, these companies reported operating revenues totalling NOK 37.9 billion and accounted for about 85 % of Group sales and 86 % of Group operating profit. Operating profit before other revenues and expenses rose by 23 % to NOK 2,770 million.

Orkla is the leading supplier of grocery products to Nordic households, in addition to which several businesses have expanded their operations in Central and Eastern Europe. Carlsberg Breweries, in particular, has established strong positions in Eastern Europe, besides holding strong market positions in Western Europe and Asia.

Orkla owns a number of brands that hold strong No. 1 and No. 2 positions. These brands have largely been built up over a long period of time through substantial investments in product development and marketing, and are of key importance to the Group's future earnings.

Orkla has established a category-based organisational structure across national borders for several of its product segments, thereby allowing individual segments scope for improving both product development and positioning.

Orkla intends to strengthen its national brands on their home markets. If market conditions permit, national products may be developed into multinational products. New products and concepts will increasingly be launched in several target countries.

Proximity to consumers, leading market positions, sound marketing and product development expertise, a continued moderate price policy and cost-effective operations throughout the value chain are Orkla's most important competitive parameters in the face of competition from international players and private labels.

Branded Consumer Goods in the Nordic region

Orkla increasingly regards the Nordic region as a single market area for branded consumer goods for the grocery sector. However, there are significant national differences in the Nordic region as regards consumer attitudes and the way the trade operates that necessitate a good knowledge of and adaptation to local market conditions.

Some players in the grocery trade cooperate across national borders and the current trend is towards the establishment of Nordic chains. In 2001 cooperating partners in the Scandinavian countries merged their grocery businesses to form Coop Norden. The formation of Nordic grocery chains will make greater demands of Orkla as supplier, but can also offer Orkla opportunities to increase its sales through its strong positions on the Nordic market.

Total operating revenues through the grocery market in the Nordic region amount to approximately NOK 420 billion (including VAT).

Net sales by market

- Norway 28 %
- Sweden 17 %
- Denmark 17 %
- Finland 4 %
- Eastern Europe 12 %
- Other European countries 18 %
- Asia 3 %
- Other 1 %



Net sales NOK 37,607 million

Operating revenues by business area

- Orkla Foods 29 %
- Orkla Beverages 39 %
- Orkla Brands 12 %
- Orkla Media 20 %



Total operating revenues NOK 37,884 million

Operating profit by business area

- Orkla Foods 28 %
- Orkla Beverages 44 %
- Orkla Brands 22 %
- Orkla Media 6 %



Operating profit NOK 2,770 million (excl. other revenues and expenses)


1. Lov
Du skal belønne deg selv!

← KiMs' first law is that you must reward yourself, and KiMs is entitled to do just this after a successful launch of the product in 2001.

In 2001 Stabburet sold 20 million units of Pizza Grandiosa. In the same year a new product, Grandiosa Mild Taco, was launched, which further strengthened Stabburet's position.
↓


Mild Taco
NYBAKT

The Carlsberg brand is the global premium brand in Carlsberg Breweries' branded product portfolio. The brand is sold in approximately 140 countries.
↓



The three largest Nordic retail chains account for about 90 % of sales.

Thanks to its strong market positions, its Nordic business system and its objective of developing Nordic products/concepts, Orkla is well positioned to tackle the market changes that are currently taking place.

Up to now, there have been few "hard discount" store concepts in the Nordic grocery market. These are shops which have a limited range of products and a relatively high proportion of their own brands (private labels), and which offer low prices as their main competitive advantage. The Nordic chains may adopt this type of concept to some degree in future, in addition to which international players such as the German company Lidl have already established operations in Denmark and appear to be making further investments in the other Nordic countries. Such stores may in future carry a smaller proportion of Orkla's products than other types of stores. However, these stores are not expected to win a large enough share of the market to represent a significant threat to Orkla.

The proportion of private labels is still modest in the Nordic region compared with several other Western European markets. Market shares for private labels have increased slightly over the past few years. However, the ongoing consolidation of operations between chains may give them enough critical mass to increase the focus on private labels.

While Orkla's market positions are clearly strongest in Norway and Sweden, the Group has well-developed sales teams in all the Nordic countries. The Group is concentrating particularly on increasing its presence in Finland and Denmark.

Orkla has a good relationship with Nordic retailers and wishes to strengthen this cooperation. Orkla's goal is to be a preferred supplier who helps to increase the profitability of the retail trade. Considerable importance is therefore attached to making a professional contribution in such areas as product development and category management.

BRANDED CONSUMER GOODS OUTSIDE THE NORDIC REGION

Orkla aims to increase its activities in selected markets in Eastern Europe. However, certain important product markets are fragmented, with numerous small manufacturers. In areas such as these, industrial growth will take longer. In 2001, sales from the Branded Consumer Goods business in Eastern Europe totalled NOK 4,4 billion, equivalent to 12 % of this business area's total operating revenues.

Markets in Eastern Europe are at an early stage of development and have considerable growth potential. Orkla wishes to acquire companies with competent local managers who, backed by Orkla's financial strength, branded goods expertise and industrial know-how, will be capable of developing strong market positions. There must also be, or it must be possible to develop, a suitable sales and distribution system for the geographical area in question. In the initial stage following an acquisition, resources will be invested in upgrading product quality, strengthening local brands and training management and other personnel. Importance is also attached to establishing good relations with local authorities.

Through Carlsberg Breweries, Orkla also has operations in several Western European countries and in selected Asian countries.

RETAILER ALLIANCES' SHARE OF THE NORDIC GROCERY MARKET

- ☐ Coop 31 %
- ■ ICA/Hakon/Kesko 34 %
- ☐ Norgesgruppen/Spar Finland/ D&D/Dagr. 24 %
- ☐ Other 11 %



Total sales on the Nordic grocery market NOK 420 billion (incl. vat)
Source: ACNielsen Norway

THE THREE LARGEST RETAILERS' MARKET SHARE


%
100
80
60
40
20
Norway
Sweden
Denmark
Finland

Source: ACNielsen Norway

DEVELOPMENT IN OPERATING MARGIN FOR THE BRANDED CONSUMER GOODS AREA*


%
12
10
8
6
4
2
10.4
8.9
9.1
10.2
8.5
1997
1998
1999
2000
2001

* Before goodwill amortisation

GROCERY SALES IN THE NORDIC COUNTRIES


NOK billion
150
120
90
60
30
Norway
Sweden
Denmark
Finland

Incl. vat
Source: ACNielsen Norway

Orkla Foods

Branded Consumer Goods

Focus in 2002

- Brand-building and innovation
- Cost reductions and operational improvements
- Further development of the company's category-based organisational structure
- Acquisitions in Central and Eastern Europe
- Increased emphasis on management development
- Maintaining consumer confidence in the company and its products


tomat


Vilken Soppa!
FELIX
Nyhet!

Felix soups are produced in five varieties and have already made progress in Sweden. This frozen product is to be launched in Norway in 2002.

Orkla Foods is the leading developer, marketer and supplier of manufactured food products in the Nordic region. Activities are concentrated around the company's own strong brands and well-developed concepts. Orkla Foods aims to strengthen its positions in Central and Eastern Europe.

About 85 % of operating revenues were derived from the Nordic market in 2001. Orkla Foods (excluding Bakers) has 41 production plants in 11 countries: Sweden, Norway, Denmark, Finland, Iceland, Estonia, Lithuania, Poland, Austria, Hungary and the Czech Republic. Approximately 95 % of operating revenues in the Nordic grocery trade are generated by products holding number one or number two positions. Orkla Foods has a workforce of 7,628 man-years.

Results

Operating revenues totalled NOK 11,133 million in 2001, on a par with 2000. Operating profit before other revenues and expenses amounted to NOK 791 million, compared with NOK 787 million the year before.

Since a substantial proportion of its operating revenues are derived from Sweden, Orkla Foods was significantly affected by the weaker Swedish krone in 2001. The value of the SEK in 2001 was, on average, 9 % lower than in 2000. This had a negative effect when profit was translated into Norwegian kroner. In 2001 Orkla Foods reported around 2.5 % growth for continuing business, adjusted for currency effects. Furthermore, purchase prices were higher in local currency due to the weak SEK. Increased competition on the Swedish market also contributed towards somewhat lower profit for Orkla Foods.

2001 was the first full year following the introduction of the company's new category-based organisational structure. Three international product categories have been established: Tasty Meals (pizzas/pies), Taste Enhancers (sauces) and Snacking. Orkla Foods will continue to develop its category-based structure in areas where there is potential for international cooperation. Products and concepts that have proved to be successful in one country will be considered for launch in other countries. At the same time, new products will be developed for multi-country launches.

After the acquisition of the Polish company Superfish in 2000, no further acquisitions were made in Central and Eastern Europe in 2001. However, Orkla Foods is currently considering several projects.

To increase its competitiveness on the international market, Orkla Foods is assessing the number of its plants, their capacity utilisation and their degree of specialisation. In these assessments, account must be taken of the plants' capacity to meet demand, national taste preferences and trade barriers. Systematic efforts to increase Orkla Foods' operating efficiency were initiated in 2001.

High priority was given to food safety in 2001. Orkla Foods kept close track of the situation in Europe as regards BSE (mad cow disease) and foot and mouth disease, and implemented a number of preventive measures. The company sustained no commercial loss due to these animal diseases.

Stabburet

Stabburet posted operating revenues of NOK 2,614 million in 2001, which was an increase of 6.5 % for continuing business. Operating profit was higher than in 2000.

The volume of the Norwegian grocery market grew by 2 %, although there is still considerable cross-border trade. A number of Stabburet's branded goods performed better than the market as a whole: Pizza Grandiosa, Pizza Big One, Stabburet's liver paste, Stabbur mackerel in tomato sauce, Nugatti sweet spread and Big One hamburgers.

The catering market is in a state of change, and there is pressure on prices and focus on private labels. 2001 was the first year of operation under the agreement between Stabburet and Statoil to supply Chef sausages to the Norwegian and Swedish markets. This cooperative venture is developing satisfactorily.

Several new Stabburet products were launched successfully in 2001, such as Pizza Grandiosa Mild Taco and the Big One Fresh Baked Half & Half pizza. Sales of products launched in the last three years accounted for 17 % of Stabburet's operating revenues in 2001.


Sinep
Sinep
FELIX
PÕLTSAMAA
FELIX

The Felix brand is present in Estonia and Lithuania. Põltsamaa Felix sells mustard and mayonnaise in Estonia. The company is part of Felix Abba, which also includes Suslavicius-Felix in Lithuania.

Procordia Food

Procordia Food posted operating revenues of SEK 3,304 million, an improvement of about 3 %. Operating profit in Swedish krone was in line with the year before, despite the higher cost of imported raw materials due to the weak Swedish krone. This cost increase was largely offset by cost-cutting measures and price adjustments.

The Swedish grocery market grew by about 2,3 % in terms of value. The restructuring of the Swedish grocery trade continued, resulting in a smaller number of larger chains where decision-making authority is more centralised. Successful launches boosted growth in sales and market shares for important products such as RisiFrutti, Felix Minipizza and Fun Light. RisiFrutti and Felix Minipizza accounted for half of the increase in sales compared with the previous year. The launches of BOB jam and "squeezy" marmalade in tubes, Felix Minipizza (multipack), Felix frozen soup and Fun Light Wild Berries were well received in the market.

The Swedish catering market grew by around 3 % in terms of value. Procordia Food reported approximately 7 % growth in this market.

Beauvais

Beauvais' operating revenues totalled DKK 533 million in 2001, up approximately 2 %, and operating profit improved. The Danish company's positive performance is partly ascribable to operating efficiency, combined with focus on systematic brand-building.

RisiFrutti continued to report improved results, and Fra Den Gamle Fabrik juice achieved substantially higher sales.

Felix Abba

Felix Abba reported operating revenues of FIM 421 million in 2001, which is an increase of about 6 % for continuing business. Operating profit improved compared with the previous year.

Felix Abba strengthened its position in the ketchup, mayonnaise, soft drinks and herring markets. While the Estonian market grew, market growth was slower in Lithuania.

Abba Seafood

Abba Seafood's operating revenues for 2001 totalled SEK 1,869 million, which is an increase of 9 % for continuing business. Operating profit was higher than in 2000.

On the whole, Abba Seafood maintained its market positions. Abba's new «Bredbara Pålägg» spread was widely distributed in Swedish grocery stores and was well received by consumers.

The integration of the Polish company Superfish, is proceeding as planned. Sales revenues from the Polish market declined slightly compared with 2000 due to a targeted adjustment of the product range to focus on the most profitable products.

There was a shortage of raw materials in some periods of 2001, and Abba Seafood experienced a significant rise in the price of raw materials. These cost increases were offset by a rise in the prices of finished products. In spite of this, Kalles Kaviar fish roe spread maintained its strong market position.

Operating revenues by product group

- Pizza/pies 9 %
- Ready Meals 9 %
- Beverages 6 %
- Sauces 7 %
- Vegetables 5 %
- Seafood 18 %
- Baking ingredients 18 %
- Potato products 4 %
- Snacks 9 %
- Jam and marmelade 5 %
- Sweet spreads 1 %
- Bread and bakery products 9 %



Total operating revenues
NOK 11,133 million

Revenues by segment

- Retail 81 %
- Catering sector 12 %
- Export/other 7 %



Total operating revenues
NOK 11,133 million

Net sales by market

- Norway 34 %
- Sweden 36 %
- Denmark 10 %
- Finland 5 %
- Poland 7 %
- Other 8 %



Net sales
NOK 11,082 million


RisiFrutti
Blåbär/Hallon
Lätt


NORA

↗ RisiFrutti was launched in Sweden in 1993 and is now also sold on the Norwegian, Danish and Finnish markets. The product has a strong position as a between-meal snack/dessert on all markets.

← Nora uses more berries in its home-made jam and has therefore managed to distinguish itself from the standard range in Norway.

ORKLA FOODS INTERNATIONAL

Orkla Foods International reported operating revenues of NOK 496 million in 2001, compared with NOK 520 million the year before. Although operating profit remained negative, there was marked improvement compared with 2000. The main reason for the increase in profit was a reduction in fixed costs at Kotlin, combined with profit growth for Felix Austria.

The workforce at Kotlin was reduced by 159 employees in 2001. At year-end, the company had 219 employees. Sales revenues for jam, vegetables and pizza declined. New ketchup and jam products were launched to counter stronger price competition.

Felix Austria reduced its fixed costs, thereby doubling its operating profit measured in local currency. The company achieved 6 % sales growth for branded goods in the grocery sector, which account for the bulk of its operating revenues. Successful launches in 2001 included Sugo Pasta sauces and Für Mich ready meals.

The Czech pizza market grew by 24 % in 2001. There was also growth in the Slovak pizza market. In both markets, there is low brand awareness and fierce price competition. Guseppe lost some market share in 2001, and will therefore take action to regain the offensive.

2001 was the first full year of operation for Felix Hungaria. The launch of the Guseppe brand strengthened the company's position on the Hungarian pizza market.

ORKLA FOOD INGREDIENTS

Orkla Food Ingredients' operating revenues totalled NOK 1,928 million in 2001, compared with NOK 2,132 million the previous year. The decline in revenues was largely due to the sale of KåKå's restaurant wholesaler in early 2001.

Due to increased competition in important product groups and the implementation of several major restructuring projects in this division, operating profit was lower than in 2000. These projects included the concentration of all marzipan production in Odense, the sale of KåKå's restaurant wholesaler and Idun's acquisition and integration of its network of agencies in Norway. Since a large proportion of Orkla Food Ingredients' operating revenues are generated in Sweden, the company was also negatively affected by the weaker Swedish krone.

Orkla Food Ingredients has undergone a series of acquisitions and mergers. In the course of three years, the company has developed into the Nordic region's leading supplier of bakery ingredients for bakeries and the food manufacturing industry.

BAKERS

Bakers is market leader for fresh bakery products in Southern and Central Norway. The Company reported a 2.3 % increase in operating revenues for 2001 to NOK 1,028 million, and continued to achieve satisfactory profit growth in 2001. Since entering into an agreement on sales and production cooperation in Northern Norway, Bakers has nation-wide market coverage. Bakers is also the leading player in the bake-off segment, having established agreements with Statoil and Narvesen.

To be able to strenghten is competetiveness, Bakers has begun work on building a state-of-the-art bakery at Økern, Oslo. Bakers otherwise focuses on continuous product development and rationalisation.

Orkla Beverages

Focus in 2002

- Profitable growth
- Position the Carlsberg name as a leading international beer brand
- Continue growth in Eastern Europe
- Bring Carlsberg Asia to the operational stage
- Realise synergy gains and improvement programmes, with particular focus on Switzerland, Sweden, Poland and Turkey


Carlsberg
Beer
Carlsberg



Ramlösa is one of Sweden's strongest branded products and is exported to some 40 countries.

Orkla Beverages consists of Orkla's 40 % stake in Carlsberg Breweries, which was established in February 2001 when Orkla's and Carlsberg A/S' brewery operations were merged to form a new, jointly-controlled company.

The establishment of Carlsberg Breweries has created an international brewing business with strong positions on both mature beer markets and markets with considerable growth potential. Carlsberg Breweries is market leader in the four largest Nordic countries and on a number of other markets in its main geographical regions: Northern and Western Europe, Central and Eastern Europe, and Asia. Carlsberg Breweries aims to strengthen its position on the international market and thereby be equipped to participate in the further consolidation of the global brewery industry.

An ambitious and targeted strategy is also designed to secure Carlsberg Breweries' further progress by improving its market positions and profitability on existing markets and continuing to spread the Carlsberg brand, particularly on markets where it is possible to achieve strong distribution.

Carlsberg Breweries is a brewery group that focuses on beer, and on other commercial beverages on markets where these beverages support beer operations. The group was re-organised in November in order to increase its focus on the brewery business, while traditional export and licence activities were de-merged to form a separate business area.

Operating revenues by market

- Northern and Western Europe 76 %
- Central og Eastern Europe 17 %
- Asia 7 %



Total operating revenues NOK 14,924 million

Beer volume by market

- Northern and Western Europe 40 %
- Central and Eastern Europe 43 %
- Asia 17 %



Total volume 67.9 million hectolitres

Volume sold by product group

- Beer 77 %
- Softdrinks 15 %
- Water 6 %
- Other 2 %



Total volume 88.2 million hectolitres

Results

Orkla Beverages (40 % of Carlsberg Breweries) reported operating revenues of NOK 14,924 million in 2001, up 101 % compared with Orkla Beverages in 2000. The rise was due to the establishment of Carlsberg Breweries, further expansion and growth in Eastern Europe and the acquisition of the Swiss brewery group, Feldschlösschen. Operating profit before other revenues and expenses totalled NOK 1,213 million, compared with NOK 712 million for Orkla Beverages in 2000. The rise in profit was largely ascribable to the strong growth of Baltic Beverages Holding (BBH), although other areas also performed well in 2001.

Carlsberg Breweries' total beer volume was 67.9 million hl in 2001, 9.1 million hl higher than in 2000. The Group's total volume of soft drinks and water rose 23 % to 20.3 million hl.

Western Europe

The market region Northern and Western Europe consists of brewing operations in the Nordic region, Carlsberg-Tetley in the UK, the Swiss brewery Feldschlösschen, Carlsberg Italy, the Portuguese brewery Unicer-Bebidas and the Hannen Bräuerei in Germany.

In 2001, operating revenues in Northern and Western Europe (40 %) were 15 % higher than Carlsberg Breweries' pro forma figures for 2000, amounting to NOK 11,348 million. Operating profit before goodwill amortisation increased by NOK 33 million to NOK 820 million. This strong performance was due to Feldschlösschen, which was only included for one month in 2000, and growth in the Nordic region, with the exception of Sweden.

The consolidation of Feldschlösschen contributed towards increasing the total volume of beer sold in Northern and Western Europe by approximately 7,5 %, to 27.2 million hl.

Denmark

The Danish beer market dropped 3 % in 2001 and Carlsberg Denmark's operating revenues were somewhat lower than in 2000. Profit was on a par with the previous year. As a result of increased cross-border sales, Danish beer consumption is estimated to be at much the same level as in previous years. The premium segments grew at the expense of low-price labels and private labels. Carlsberg Denmark maintained its market shares.

Coca-Cola Tapperiene A/S was integrated as a subsidiary of Carlsberg Denmark. The integration process proceeded as intended and the anticipated cost reductions were realised. Higher taxes on soft drinks had a negative impact on sales and led to a rise in parallel imports.


TUBORG

Tuborg is one of the key brands in Carlsberg Breweries' portfolio of strong regional brands. Tuborg strengthened its position on several markets in 2001, particularly in Eastern Europe.

Sweden

Carlsberg Sweden reported lower sales than in 2000. The company's unsatisfactory profit performance was a result of weak growth on the overall market and high costs in connection with the integration of the Pripps and Falcon breweries. A new management is in place and a decision has been made to close down the Gothenburg brewery in April 2002.

Swedish beer sales have been declining in recent years, while consumption has been rising as a result of increased cross-border sales. Market surveys indicate that 15-20 % of the total Swedish beer market consists of private imports and smuggling. The Carlsberg brand made significant progress, while the total market share for beer was 54 %, 4 percentage points lower than in 2000.

Carlsberg Sweden is market leader for water and holds a number two position for soft drinks.

Norway

Ringnes achieved sales and profit growth in 2001. Ringnes confirmed its position as Norway's leading brewery by increasing its market share for beer to 59 %. Ringnes is also market leader for water and holds a number two position for soft drinks, with market shares of 68 % and 26 % respectively.

In 2001, beer brewing operations were moved from the old brewery in the centre of Oslo to the new plant at Gjelleråsen, just outside Oslo.

Finland

Sinebrychoff increased its operating revenues in 2001 and achieved significant profit growth. Sinebrychoff strengthened its market share for beer to 43 % on a slowly-growing Finnish market. In 2001, the operations of Coca-Cola Juomat OY were successfully integrated with Sinebrychoff.

UK

Carlsberg-Tetley increased its operating revenues in 2001 in comparison with the previous year. The UK beer market declined slightly in 2001, but Carlsberg-Tetley's volume was on a par with the year before. Carlsberg-Tetley's strategic brands grew as a proportion of total sales, accounting for 73 % of total sales volume in 2001. Growth was particularly strong in the off-licence trade.

Switzerland

Sales and profit growth were better than expected in 2001. Last year, Feldschlösschen initiated a comprehensive cost reduction programme to rationalise sales, logistics and administration, which achieved extremely positive results in 2001.

Despite growth in the premium segments, the Swiss beer market declined by about 1 % in 2001. Feldschlösschen's market share was 44 %.

Italy

Carlsberg Italy increased its operating revenues in 2001. The Italian beer market grew slightly. Despite its number three position, Carlsberg Italy increased its market share and grew in the premium segment. Per capita consumption in Italy is still the lowest in Europe. The company achieved profit growth.

Other operations in Western Europe

The Portuguese beer market was affected by poor weather in 2001 and declined by 4 %. Unicer Bebidas, in which Carlsberg Breweries has a 44 % stake, nevertheless succeeded in maintaining its leading market position and had a market share of about 59 %.

Hannen Bräuerei maintained its volume share of the German beer market. The new management has rationalised the organisation and increased its focus on strategic brands in core markets. Profit is still unsatisfactory.

Central and Eastern Europe

The market region Central and Eastern Europe includes Carlsberg Breweries' 50 % stake in BBH, Vena in Russia, Svyturys in Lithuania and operations in Poland, Turkey and Malawi.

Operating revenues for Central and Eastern Europe (40 %) rose by 51 % in 2001 to NOK 2,616 million. Operating profit before goodwill amortisation in Eastern Europe increased from NOK 309 million in 2000 to NOK 511 million in 2001. Due to strong market growth in Russia and capacity expansion, BBH continued to achieve significant volume growth.

Beer volumes in Central and Eastern Europe increased by 6.4 million hl to 29.4 million hl in 2001.

Market share beer Northern and Western Europe


%
70
60
50
40
30
20
10
DK SV NO FIN UK CH POR IT

Market share beer Central and Eastern Europe


%
70
60
50
40
30
20
10
RUS UKR EST LAT LIT PL* TUR

*Incl. Okocim, Piast, Kasztelan and Bosman

Sales volume


Baltic states
Russia
Ukraine
Million hectolitres
25
20
15
10
5
0.33
0.75
1.51
2.02
3.18
6.17
9.13
12.8
18.3
23.8
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Norway's biggest beer brand, Ringnes, is celebrating its 125th anniversary in 2002. The brand achieved growth in 2001 and alone accounts for approximately 32 % of beer sales in Norway.


Pilsener

Baltika is leading the way on the growing Russian beer market.


КЛАССИЧЕСКОЕ

Baltic Beverages Holding

BBH consists of brewery operations in Russia, Ukraine, Estonia, Lithuania and Latvia. The group expanded significantly between 1991 and 2001, and by 31 December 2001 BBH had 12 breweries and 5 malteries. BBH is market leader in Russia and the Baltic States and is one of the three largest players in Ukraine.

BBH's strategy is to acquire breweries in the growing markets of Russia, Ukraine and the Baltic States and invest in technology, expertise, marketing and distribution. There is particularly strong focus on beer quality. BBH takes over a majority interest in the breweries but allows the operational management to be local, and preferably to have a stake in the brewery.

In 2001 BBH achieved strong sales growth in Russia and Ukraine. Despite tougher competition, BBH strengthened its market shares in Russia, Ukraine and the Baltic States to 30 %, 18 % and 45 % respectively. After the consolidation of Vena and the acquisition of Voronezh brewery in Southern Russia, BBH's market share in Russia will be approximately 32 %

BBH implemented significant capacity expansion programmes in existing breweries in 2001. Towards the end of the year, it also acquired new businesses. Kalnapilis was sold to meet the Lithuanian competition authorities' requirements for the establishment of Carlsberg Breweries. Carlsberg Breweries' operations in Russia, the Baltic States and Ukraine were ensured unified ownership and operational responsibility by BBH acquiring 49.9 % of Vena and merging Utenos Alus and Carlsberg Breweries' owned Svyturys towards the end of 2001.

The year 2001 was a period of stabilisation of both the economic and the political situation in Russia and Ukraine. The economies of the Baltic States also developed positively. Increased purchasing power led to a rise in beer consumption in Russia and Ukraine for the fifth year in succession. This growth is ascribable to changes in consumption habits, particularly in urban areas and among the younger generation, intensified competition, larger investments in marketing, and improved beer quality.

In 2001 volume sales rose 30 % and totalled 23.8 million hl (BBH 100 %). BBH's operating revenues (50 %) amounted to DKK 3,659 million compared with DKK 2,382 million in 2000. Operating profit before goodwill amortisation was DKK 989 million, compared with DKK 620 million in 2000. The operating margin in 2001 was 27 %.

Per capita consumption is still low in Russia and Ukraine and substantial growth is still anticipated in these countries. However, growth rates must be expected to decline gradually.

Trends in beer consumption pr. capita


Estonia
Latvia
Lithuania
Russia
Ukraine
Litres
70
60
50
40
30
20
10
1997 1998 1999 2000 2001

BBH: breweries 2001

Country	Brewery	BBH interest 31.12.2001	Aquired	Sales volum	Growth	Market share	No. of employees
Russia	Baltika	75 %	1993	14.04	32 %	22 %	5.503
	Baltika-Don [1)2)]	83 %	1997	-	-	-	-
	Tula [1)]	74 %	1997	-	-	-	-
	Yarpivo	60 %	1996	3.54	40 %	6 %	945
	Zolotoy Ural	75 %	1999	0.72	13 %	1 %	527
	Pikra	61 %	1999	0.77	51 %	1 %	653
Ukraine	Slavutich	82 %	1996	2.08	20 %	14 %	709
	Lvivska Pivovarnia	99 %	1998	0.51	119 %	4 %	261
Estonia	Saku	75 %	1991	0.55	6 %	49 %	268
Latvia	Aldaris	75 %	1992	0.76	15 %	45 %	464
Lithuania	Svyturys Unenos Alus	44 %	1997	1.08	16 %	45 %	673
	Internt salg			-0.22			
Total BBH				**23.84**	30%		**10.012**

*) Million hectolitres
1) Included in the Baltika Group


FELDSCHLÖSSCHEN

↑
Feldschlösschen is the biggest beer brand in Switzerland.

In addition to Carlsberg, Tetley is one of the strategic brands in the UK. The strategic brands accounted for 73% of Carlsberg-Tetley's beer sales.
↓



In January 2002, BBH entered into an agreement to acquire the Russian Voronezh brewery and a decision was made to build a new brewery in Samara, Russia, to be completed in 2003.

Poland

Okocim reported a rise in operating revenues compared with 2000. In 2001 Carlsberg Breweries received permission from the Polish authorities to increase its interest in Okocim and increased its stake to 80.4 % through a public offering. The Piast brewery was acquired in August. An agreement was also entered into concerning the acquisition of two Polish breweries, Bosman and Kasztelan, with a view to merging these companies to form Carlsberg Okocim.

When these transactions are completed, the new brewery group Carlsberg Okocim will hold a number three position on the growing Polish beer market.

Turkey

In 2001, Carlsberg Breweries acquired a majority of the shares in Türk Tuborg and the company was consolidated in the accounts from July 2001. As a result of the devaluation of the Turkish lira and high inflation, profit in 2001 was affected by high financial expenses.

Carlsberg Asia

Operating revenues from Asia (40 %) totalled NOK 816 million in 2001, 1 % higher than in 2000. Operating profit before goodwill amortisation increased by NOK 25 million to NOK 180 million, mainly due to the sale of a unprofitable brewery in China.

Beer volume in Asia was 11.3 million hl, up 7.6 % compared with 2000.

Most of Carlsberg Breweries' activities in Asia have been transferred to the joint venture company Carlsberg Asia, which is owned on a 50-50 basis by Carlsberg Breweries and the Chang Beverage Company. Carlsberg Asia was established in the latter half of 2001 and is operational from the beginning of 2002. In 2001, Asia was therefore consolidated in accordance with Carlsberg Breweries' old Asian structure. Carlsberg Asia will have business interests in China, Hong Kong, Malaysia, Nepal, Singapore, South Korea, Sri Lanka, Thailand and Vietnam.

In January 2002, Carlsberg Asia increased its original stake in the South Korean brewery Hite to 25 % and Carlsberg Brewery Hong Kong entered into an agreement to purchase 25 % of the Lao Brewery in Laos.


Group management
Nils S. Andersen
CEO
Paul Bergqvist
EVP
Bjørn Erik Næss
CFO
Staff
Nordic
Sweden
Norway
Denmark
Finland
Europe
Italy
Switzerland
Germany
Portugal
Rest of the world
Poland
Turkey
Israel
Croatia
Romania
Greenland
Export/licence
UK
BBH (50%)
Carlsberg Asia (50%)

Branded Consumer Goods

Orkla Brands

Focus in 2002

- Brand-building and innovation
- Strengthen position among consumers by concentrating innovation and marketing campaigns on major brands and products with significant growth potential
- Continue to strengthen competitiveness by reducing costs
- Improve the profitability of Household Textiles Sweden and Biscuits Sweden


OMER

Blenda dominates the sensitive segment, which currently accounts for 25 per cent of the laundry detergent market. With the Color variety that was launched in 2001, Blenda has strengthened its grip on the market.


Blenda

Dove is one of Lilleborg's strongest brands in the personal care segment and several new Dove products have been launched in the past year.


Dove
Dove



Troika is one of Nidar's strong brands. The product has existed since 1939 and has been growing strongly in recent years.

Orkla Brands comprises many of Orkla's most advertising and marketing-intensive product groups. The product portfolio includes strong, well-known brand names such as Omo, Blenda, Zalo, Stratos, Doc, Ballerina, Kornmo, Möllers Tran, OLW, KiMs and LaMote. Orkla Brands aims to further develop the Nordic region as its home market and expand in selected markets in Eastern Europe. 89 % of operating revenues derived from the Nordic market in 2001. Lilleborg has a 20-year agreement with Unilever to cooperate on research and product development. The agreement was renewed in 1995 and expires in 2014.

Orkla Brands' strategy is to focus on strong brands and concentrate innovation and market support on these brands. Orkla Brands generally maintained its strong market positions in 2001. The establishment of the Chips Scandinavian Company (CSC) at the end of 2000 has reinforced Orkla Brands' position in the snacks sector in the Nordic region.

Results

Operating revenues in 2001 totalled NOK 4,527 million. For continuing business, growth was 5 %. Operating profit before other revenues and expenses amounted to NOK 611 million, up 12 % compared with the year before for continuing business adjusted for currency effects. With the exception of Lilleborg Industrial Detergents and Biscuits, all business areas reported profit growth. Profit growth at Orkla Brands was primarily a result of systematic efforts to increase revenues combined with measures to rationalise structures and reduce costs.

Lilleborg Home and Personal Care

The positive trend from 2000 continued in 2001 and Lilleborg Home and Personal Care reported higher turnover on both domestic and export markets. Thanks to many successful product launches on the domestic market and a rise in exports of detergents to Unilever, Lilleborg Home and Personal Care reported a 10 % rise in operating revenues in comparison with 2000, to a total of NOK 1,572 million. The most important launches in 2001 were Blenda Sensitive Color, Jif Glass and Window Cloths, Jif Spray & Mop, Jif Oxy-gel, the Dove SPA series and the Digimon children's series. Several of the products launched in 2000 also contributed to higher sales in 2001, including Jif Mop, Zalo Anti-Bacterial detergent and Dr. Greve Intimate Soap. Exports to Unilever grew strongly in the first half of the year, largely driven by a new product launched in 2000, Coral Black Velvet. However, export sales declined somewhat towards the end of 2001. Due to the positive growth in revenues, profit was higher than in 2000. Lilleborg Home and Personal Care maintained its market position in 2001.

Lilleborg Industrial Detergents

Lilleborg Industrial Detergents reported unsatisfactory profit performance in 2001. There was little growth on this market. Technological advances are leading to a gradual decline in the consumption of detergents, although this is offset by sales of accessories and equipment. Lilleborg Industrial Detergents is pursuing a strategy of expanding its market by introducing new product portfolios and supplementary services. In order to ensure growth in operating profit despite stable or slightly declining markets, an organisational change was implemented in 2001, mainly focused on the sales and marketing sector.

Net sales by market

- ☐ Norway 69 %
- ■ Other Nordic countries 23 %
- ☐ Outside Nordic region 8 %



Net sales NOK 4,398 million

Business area

- ☐ Lilleborg Home and Personal Care 35 %
- ■ Lilleborg Industrial Detergents 7 %
- ☐ Biscuits 16 %
- ☐ Confectionery 20 %
- ■ Snacks 9 %
- ☐ Household Textiles 10 %
- ☐ Dietary Supplements 3 %



Total operating revenues NOK 4,527 million



The new product Jif Mop has been highly successful since its launch in early 2000 and is driving modern approaches to cleaning.

The new organisation is intended to improve contact with customers and reduce costs. Operating revenues for Lilleborg Industrial Detergents totalled NOK 313 million, 1 % lower than in 2000. The company maintained its market position.

Confectionery

The confectionery business achieved profit growth in 2001. Nidar continued its strategy of intensifying its focus on its own brands. There were several major successful product launches in 2001, the most important being Laban Jelly Ladies, a big bar series (almond and rice) and Doc Mandarin. The re-launch of Christmas marzipan also made a positive contribution. Nidar's operating revenues increased 5 % to NOK 926 million. The company strengthened its market position in 2001 for both its own products and agencies.

Snacks

The snacks business underwent a comprehensive restructuring process at the end of 2000 when the joint Nordic snacks company Chips Scandinavian Company (CSC) was established (controlled 40 % by Orkla and 60 % by Chips Abp). CSC comprises OLW Sverige AB, KiMs Norge AS and KiMs Danmark A/S. The new constellation has given the Snacks business a strong position in the Nordic region. The establishment of CSC and cooperation between the parties has been successful.

Operating revenues for the Snacks business amounted to NOK 416 million in 2001, equivalent to 3 % growth for continuing business. Profit growth was satisfactory and market positions were strengthened, particularly in Norway and Denmark. OLW's profit was also up thanks to an improved market position and improved distribution in Sweden.

Biscuits

The biscuits business reported operating revenues of NOK 704 million in 2001. As a result of successful campaigns and product launches and satisfactory growth for several of its major established brands, Sætre did well in 2001, achieving 6 % growth in operating revenues and strengthening its market position in Norway. Due to ongoing structural changes in the Swedish grocery market, Göteborgs Kex performed less well. Production has now been amalgamated at the Kungälv factory and an improvement project was initiated towards the end of 2001 to ensure efficiency in all parts of the value chain. This is expected to have a positive impact on profit from 2003 onwards.

Household Textiles

Operating revenues for Household Textiles totalled NOK 458 million. Sales growth was negatively affected by the decline in the value of the Swedish krone. As a result of ICA's focus on private labels, sales in Sweden were on a par with the previous year. The establishment of a joint Nordic warehouse in Norway for the entire business area at the beginning of 2002 will lead to cost reductions. Household Textiles maintained its dominant market position in Norway and slightly strengthened its position in Sweden.

Dietary Supplements

Dietary Supplements reported 11 % sales growth in 2001 and operating revenues totalled NOK 146 million. In addition to a rise in turnover on the domestic market, growth was also highly satisfactory on export markets. The strongest growth was in Finland, which is the largest export market for Dietary Supplements. The company strengthened its dominant position on the Norwegian market.

Personal products market (value) Norway


NOK million
3000
2500
2000
1500
1000
500
1997 1998 1999 2000 2001

Detergents market (value) Norway


NOK million
1000
800
600
400
200
1997 1998 1999 2000 2001

Snacks market (value)


Norway
Denmark
Sweden
NOK million
2500
2000
1500
1000
500
1997 1998 1999 2000 2001

Biscuits market (value)


Norway
Sweden
Finland
NOK million
1500
1200
900
600
300
1998 1999 2000 2001

Orkla Media

Focus in 2002

- Further develop Berlingske
- Implement cost reduction programmes, including at printing plants and in IT/administrative services
- Focus on editorial product development


Berlingske


NR 4/2001 KR 57 DANMARK KR 57 www.bonytt.com
BONYTT
6 norske
Vinn week


www.metropol.dk/
Home
Apple
iTools
Apple Support
metropol.dk
NYHED:
Kristeligt Dagblad

Metropol Online, which is owned by Det Berlingske Officin, passed 450,000 hits a week on its various Internet services in 2001.

← Bonytt is Norway's biggest interior decorating magazine and in 2001 its circulation increased by 2.5 %.

Orkla Media is the fifth largest media group in the Nordic region. Its business activities comprise newspapers, magazines, direct marketing and Internet/electronic publishing. Orkla Media owns several newspapers that hold number one positions in Norway, Denmark and Poland. Det Berlingske Officin is Denmark's largest newspaper group, which operates primarily in the printed media and Internet sectors. Orkla Media is the largest player in the Polish newspaper market, with daily circulation of around 620,000. Through its interest in Hjemmet Mortensen, Orkla Media is market leader in the Norwegian magazine market. The acquisition of Medströms Media AB has made Hjemmet Mortensen a major player in the Swedish magazine market as well.

Results

Operating revenues totalled NOK 7,453 million in 2001. For continuing business, this is a decline of around 4 % compared with 2000. Operating profit before other revenues and expenses amounted to NOK 155 million, which is a decline of NOK 50 million. For continuing business, adjusted for currency effects, the drop was 41 %. Profit was lower in all sectors except for Magazines and Direct Marketing. This fall in profit was primarily due to slow growth in advertising volumes in the newspaper companies in Orkla Media's markets.

The Orkla Media Group's direct investments in the Internet/Electronic Publishing sector are treated as a portfolio investment. Several of the shareholdings were sold and the portfolio was written down by NOK 47 million in 2001.

Newspapers Denmark

Operating revenues for the businesses in Det Berlingske Officin totalled NOK 3,487 million in 2001, down 8 % for continuing business compared with the pro forma figures for 2000. Berlingske was strongly affected by the slowdown in the Danish advertising market, which was particularly severe in the second half of 2001. Advertising volumes dropped approximately 14 % in 2001 for Berlingske newspapers, which is around 5 percentage points lower than the total market decline. Growth in advertising volumes varied somewhat for the Group's newspapers, with Berlingske Tidende reporting the biggest decline.

Circulation for the Group's newspapers was about 3 % lower than in 2000, which is on a par with the overall market trend. The newspaper BT was relaunched in spring 2001 and has so far generated circulation growth.

The process of integrating Berlingske into the Orkla Media Group was a main area of focus in 2001. This process will continue in 2002. To counter the slowdown in the advertising markets and lay a sound foundation for future growth, Berlingske made substantial workforce cuts in 2001. Further rationalisation measures will be necessary to offset the continuing decline in advertising volumes. The free newspaper Urban was launched in September 2001 to meet new competition in Copenhagen. This entailed launch costs in 2001 and more costs will be charged against profit in 2002.

Trends in operating margin*


%
12
10
8
6
4
2
10.4
8.8
7.4
8.1
3.9
1997 1998 1999 2000 2001

* Before goodwill amortisation

Breakdown of operating revenues


Circulation
Advertising
Other
%
100
80
60
40
20
16 %
46 %
38 %
19 %
49 %
32 %
10 %
21 %
69 %
12 %
47 %
41 %
Newspapers Denmark
Newspapers Norway/Sweden
Magazines
Newspapers Eastern Europe


FREDLØSE • Offentligt ansatte i København risikerer fyr
BØVL • De Konservative køres ud på et sidespor i kampen
URBAN
DET ER DIN D

← Denmark has a long tradition of free newspapers. URBAN, Berlingske's new product for the Copenhagen area, has a daily circulation of 180,000 copies.

Orkla Media has a wide variety of newspapers in Norway, Sweden, Denmark, Poland, the Baltic States and Ukraine. Rzeczpospolita is one of the biggest newspapers in Poland and a strong contributor to Orkla Media's leading position on the Polish newspaper market, measured in terms of circulation. →


RZECZPOSPOLITA

Newspapers Norway/Sweden

Operating revenues amounted to NOK 1,819 million, up 2 % from 2000 for continuing business. A weaker advertising market in the latter part of 2001, combined with a 13 % rise in paper prices and higher distribution costs, led to reduced profit compared with 2000.

The sector's Norwegian newspapers reported a 4 % decline in advertising volumes, which is 1 percentage point less than the total market fall. The decline was particularly noticeable in the second half of 2001. Circulation for Orkla Media's 28 newspapers in Norway and Sweden remained stable. Figures published by the Norwegian Newspaper Publishers Association showed a 0.5 % decrease compared with the previous year.

The establishment of the Shared Service Centre for finance, accounting, wages and IT in Norway is developing as planned. The printing operations in this sector were made a separate operational unit in order to make better use of the capacity of the printing plants. Furthermore, a joint marketing office and brand name (Mediasite) were established to strengthen and coordinate marketing aimed at advertisers. There is still strong focus on editorial product development.

Newspapers Eastern Europe

Operating revenues totalled NOK 974 million in 2001, a decrease of 5 % for continuing business. Operating profit before other revenues and expenses was lower than in 2000. The Polish advertising market also suffered a slowdown, which intensified in late 2001. Higher paper prices and the introduction of VAT on newspapers also contributed towards the decline in profit. To counter the negative profit trend, several cost reduction and restructuring measures were initiated, including an 8 % workforce cut (152 man-years) in 2001. These measures will be continued in 2002, while maintaining strong focus on editorial product development.

Orkla Press is now the biggest player in terms of circulation on the Polish newspaper market with a market share of 23 % as of the end of 2001. Circulation growth is still negative, but is better than for the other regional newspapers and the market as a whole.

Magazines

The Magazines business posted operating revenues of NOK 666 million in 2001, up 3 % for continuing business. The rise in profit in 2001 is largely ascribable to positively growth in advertising volumes and productivity improvements. The HMT 2000 printing plant project (new offset press and new pre-printing and finishing technology) has progressed satisfactorily and is now producing in line with the efficiency targets that were set for the project.

Hjemmet Mortensen reported 13 % growth in advertising volumes, which is 8 percentage points higher than the total market growth. Its market share, measured in volume, was around 45 %, which is 3 percentage points higher than in 2000. While total circulation for the Norwegian magazine sector rose by approximately 4 % in 2001, Hjemmet Mortensen achieved growth of over 7 %.

The weekly TV/celebrity magazine Her og Nå has improved its circulation growth after experiencing a declining curve immediately after its launch in January 2001. Hjemmet Mortensen acquired the Swedish specialised magazine publishing company, Medstrøms Media AB, with accounting effect as from 1 April 2001. This investment is developing as anticipated after a major restructuring of parts of the company in autumn 2001.

Direct Marketing

Operating revenues for the Direct Marketing business totalled NOK 515 million. For continuing business, this is on a par with the previous year. The rise in profit was primarily attributable to growth in operating revenues in the Swedish business and cost savings. The Norwegian fulfilment business reported weaker growth than in the previous year due to a lower level of new sales. Cost reduction measures were initiated to offset this negative trend, in parallel with efforts to strengthen the marketing system.

Operating revenues by sector

- ☐ Newspapers Denmark 47 %
- ■ Newspapers Norway/Sweden 24 %
- ☐ Magazines 9 %
- ☐ Direct Marketing 7 %
- ■ Newspapers Eastern Europe 13 %



Total operating revenues NOK 7,453 million



FOCUS IN 2002

- Achieve growth by focusing on priority market segments in core businesses
- Continue to specialise by investing in concentrated research and development
- Strengthen competitiveness by implementing improvement programmes, fully utilising management tools and concentrating on core activities
- Secure long-term supplies of thermal energy on internationally competitive terms

← Borregarrd Lignotech is the world's leading producer of lignin-based dispersing agents. One of their many applications is as additives in ceramic products.
Cellulose ethers add consistency to tile adhesives.

Borregaard is an international chemicals company and an innovative supplier to industrial markets. The company has strong global market positions and expertise in selected niches of the organic chemicals sector. Borregaard's core businesses are based on a targeted, long-term strategy that focuses on developing highly processed products that offer possibilities for differentiation and specialisation. The company's core businesses comprise lignin-based binding and dispersing agents, speciality cellulose for chemical applications, fine chemicals for the pharmaceutical industry, the food manufacturing industry and other selected markets, and oils, fats and proteins for the food manufacturing and animal feed industries. The company also produces a range of basic chemicals for internal use and external sale. Borregaard has more than 20 production plants in 13 countries and a network of sales offices in Europe, America, Asia, the Middle East and Africa.

In 2001 Borregaard continued to pursue its long-term strategy of specialisation, niche orientation and focus on added-value products. In a year marked by an international economic slowdown and a generally weak cellulose market, this strategy demonstrated its advantages by delivering stronger market positions and improved profitability.

OPERATING REVENUES BY BUSINESS AREA

- Specialty chemicals 43 %
- Fine chemicals 14 %
- Ingredients 34 %
- Other 9 %



Total operating revenues NOK 6,581 million

NET SALES BY MARKET

- Norway 21 %
- Other Nordic countries 13 %
- Other European countries 38 %
- Asia 12 %
- America 15 %
- Other 1 %



Net sales NOK 6,450 million

Borregaard ChemCell is the leading speciality cellulose manufacturer in Europe and a global leader in selected market segments. In 2001 Borregaard ChemCell introduced several new speciality cellulose products, including newly developed qualities to replace cotton-based cellulose that have opened up new markets. These new qualities are used in food products, tablets, the construction industry, toothpaste, nail varnish and skin creams, all of which are applications in branches where there is growth, good profitability and stability. Borregaard ChemCell is planning to further specialise its cellulose operations in order to underpin its leading position.

For Borregaard LignoTech, 2001 was a year of strong demand in a market where supply was reduced after the company's chief competitor, Georgia-Pacific, closed down its lignin operations. To meet this demand, the company sought to fully utilise its existing capacity, in addition to drawing on new raw material sources and reducing stockpiles of lignin products. In the longer term, it is crucial that Borregaard LignoTech further increase its capacity, particularly for products for the construction and oil drilling industries. A decision was made to triple the capacity of the plant in South Africa. This work has begun and is due to be completed in 2003. For Borregaard, which is the only global supplier of lignin products, this will mean an increase of about 20 % in its overall capacity. The capacity of its Finnish factory for manufacturing high-added-value products for the oil drilling industry has also been increased.

Borregaard is dependent on steam and hot water for its production processes. At Borregaard's main plant in Sarpsborg, substantial investments are now being made in the production of thermal energy, energy saving projects and water supplies. Energos and Østfold Energi will build and operate an energy plant on Borregaard's site to recover energy from waste. Borregaard itself is building an incineration plant for waste products from the cellulose and vanillin production process. These plants offer environmental benefits in the form of reduced consumption of oil as a source of thermal energy, and support the specialisation strategy for the cellulose business. A



Denofa is a leading global player on the fish oils market. Omega 3 products are an important element of Denofa's speciality oils business.

number of energy saving measures are also being put in place. A new waterworks will be completed at the end of 2003. Water must meet high quality standards, particularly for products that are used in food and pharmaceutical products.

Borregaard's businesses are committed to achieving continuous improvement. New improvement programmes were initiated at the Sarpsborg plant, in Borregaard LignoTech's global operations and in Borregaard Synthesis' operations in Italy. Work is continuing on the improvement programme at Denofa. These programmes are expected to result in cost reductions and productivity improvements amounting to more than NOK 50 million in 2002.

Results

Borregaard's operating revenues for 2001 totalled NOK 6,581 million. For continuing business, adjusted for currency effects, growth was 3 % higher than in 2000. Borregaard LignoTech achieved the highest growth, totalling 22 %.

Operating profit before other revenues and expenses amounted to NOK 554 million, up from NOK 450 million in 2000. Significant profit improvement at Borregaard LignoTech made a particularly strong contribution to this rise in profit. Borregaard ChemCell and Borregaard Energi also contributed towards profit growth, while Borregaard Synthesis posted substantially lower profit.

Speciality chemicals

Borregaard's speciality chemicals business is based on use of the various substances found in timber, which are further processed to manufacture high-purity products. The speciality chemicals business comprises Borregaard LignoTech and Borregaard ChemCell.

With its twelve production plants in ten countries, Borregaard LignoTech is the world's leading supplier of binding and dispersing agents based on lignin technology. The dispersing agents are used in concrete, ceramic products, textile dyes, agrochemicals and drilling mud, and the binding agents in products such as animal feed and briquettes.

For Borregaard LignoTech, 2001 was a year of considerable activity and satisfactory results in most markets and for most applications. Operating revenues rose to NOK 1,676 million. This rise is ascribable to sales to the construction industry in Asia and America and to the oil drilling sector in the USA, where a certain shortage of supply arose when Borregaard's competitor, Georgia-Pacific, closed its US west coast factory.

Borregaard ChemCell is the leading European supplier of speciality cellulose for chemical applications and a global leader for selected applications for food products, pharmaceuticals, cosmetics and personal hygiene products. Borregaard ChemCell primarily supplies customised products that add specific properties to customers' products and processes. This makes the business less sensitive to cyclical fluctuations and stabilises and improves earnings.

Operating revenues totalled NOK 1,122 million, on a par with the previous year. Borregaard ChemCell achieved marked profit improvement compared with 2000. The company's high degree of specialisation softened the impact of the generally weak cellulose market. Improved markets for sodium hydroxide and ethanol and favourable currency effects were offset by higher energy costs. The increased supply of sulphuric acid, combined with lower demand, led to pressure on prices and lower sales in 2001.

Fine chemicals

Borregaard Synthesis is a leading international supplier of fine chemicals based on selected core technologies for the pharmaceutical, food manufacturing and agricultural industries. The business has production plants in Norway, Italy, the USA, China and India (minority interest).

In 2001 operating revenues fell 9 % to NOK 908 million, and profit was considerably lower than in 2000. Deliveries of intermediates for the pharmaceutical industry declined and capacity utilisation was lower at certain plants. There is currently overcapacity of supply in the pharmaceutical-related fine chemicals industry. Reduced demand and pressure on prices for several products contributed towards lower profitability. Efforts to develop new products have been intensified, and an expansion of the pilot plant in Sarpsborg is expected to be completed in the course of 2002.

Borregaard Synthesis is a leading vanillin producer and the only company that can offer both lignin-based and synthetic vanillin as well as ethyl vanillin. Vanillin is used for flavouring and aroma in the food manufacturing and cosmetics industry and as an intermediate in the manufacture of pharmaceuticals. The business reported sales in line with the previous year. Increased market competition and higher raw materials prices led to considerably lower profit than in 2000.

Diphenols and diphenol derivatives are manufactured at the company's plants in Italy. These are fine chemicals for use in pharmaceuticals, agrochemicals and photochemicals and strategic input factors for the production of vanillin in Norway and agrochemicals in China. Throughout the year, the business in Italy was affected by lower demand, particularly for agrochemicals, and higher prices for raw materials and energy. Due to the highly competitive market, it

Borregaard's fine chemicals business supplies advanced intermediates for the production of many medicines. Borregaard's speciality cellulose is used in many different areas. One of them is the production of microcrystalline cellulose, which is used as a filler in tablets.
↓



was not possible to compensate for higher costs by raising sales prices.

The factory in China, which produces an active substance used in crop protection chemicals, experienced weak demand throughout the year.

INGREDIENTS

Denofa processes marine and vegetable raw materials to manufacture oils, fats and animal feed products. The company is a leading supplier of oils, fats, proteins and associated products to the Nordic food manufacturing and animal feed industries, and to other selected industries and markets. Denofa is the primary supplier of soya protein for animal feed to both the Norwegian and Swedish markets. The company is also a major supplier to the growing fish feed market and supplies speciality oils for nutritional supplements. Denofa's soya products are based on traditional, non-genetically modified soya beans. Research and development are focused on the health and nutritional aspects of products, in addition to their functional properties.

Denofa's operating revenues totalled NOK 2,225 million, a rise of 1 % for continuing business. Lower sales of oil and fat products to export markets and of fish oil for fish feed production were offset by higher sales prices, and profit was higher than in 2000. Improved market conditions for soya meal in Norway and on the continent were partly offset by lower sales of oil and fat products to export markets and lower margins on similar products for the domestic market. The decline in sales to export markets was primarily due to significantly higher raw material prices for marine oils and the resultant reduced competitiveness of Denofa's marine-based edible fats.

OTHER BUSINESSES

Operating revenues from other businesses totalled NOK 637 million, up 13 % compared with 2000. Profit was higher than the year before, particularly for Borregaard Energy where higher prices for electric power and financial trading generated substantial profit growth. The company's own production of hydroelectric power totalled 703 GWh. Increased volumes boosted profit for Kemetyl, while Borregaard Vafos experienced a slower market for mechanical pulp in the latter half of 2001. Borregaard Hellefos achieved profit growth due to satisfactory market conditions for wood-containing paper.

Fredrikstad Blikk- og Metallvarefabrikk was sold to AB Hannells Industrier with effect from 1 January 2001. The sale generated an accounting gain of NOK 48 million.

PRODUCTS AND APPLICATIONS

SPECIALITY CHEMICALS

Lignin
Dispersing agents for use in concrete, textile dyes, ceramics, crop protection chemicals and oil drilling mud. Binding agents for animal feed and briquetting.

Speciality cellulose
Cellulose esters (CMC, MC, HEC) for use as thickening, binding and dispersing agents in food products, cosmetics, pharmaceuticals, paint, building products, paper and board coating formulations, oil drilling chemicals, textile fibres, film, varnish, moulded plastics and special filters.

FINE CHEMICALS

Pharmaceutical products
Intermediates for medicines and X-ray contrast media (diagnostic applications).

Aroma chemicals
Flavourings and fragrances in foods and cosmetics, raw materials for pharmaceuticals.

Diphenols
Photochemicals, intermediates for aroma chemicals, agrochemicals and pharmaceutical chemicals.

INGREDIENTS

Oils, fats and proteins
The food manufacturing industry, animal and fish feed production and dietary and nutritional supplements.

OTHER AREAS

Electric power, book paper, mechanical pulp, ethanol-based products for consumer and industrial markets, silicon carbide.

OPERATING MARGIN*


%
10
8
6
4
2
5.4
6.8
4.4
6.5
8.4
1997 1998 1999 2000 2001

* Excl. other revenues and expenses

OPERATING PROFIT*


NOK million
600
500
400
300
200
100
1997 1998 1999 2000 2001

* Excl. other revenues and expenses

RETURN ON CAPITAL EMPLOYED


%
15
10
5
10.2
11.6
6.8
10.8
13.7
1997 1998 1999 2000 2001

TOTAL INVESTMENTS


NOK million
700
600
500
400
300
200
100
1997 1998 1999 2000 2001

Financial Investments



FOCUS IN 2002

- Stronger focus on foreign listed companies
- Greater concentration of the portfolio
- A selective investment strategy based on the division's own, detailed analyses
- Continued development of expertise and further development of a strong analytical community

Orkla manages one of Norway's largest share portfolios and has long traditions as a stock market investor. Value creation has been high over time, both in absolute terms and in relation to the Oslo Stock Exchange. Since 1982, the average annual return on the portfolio has been 17.9 %, while the return on the Oslo Stock Exchange has been 13.7 %. The division also provides Orkla with broad insights into and contacts with the Norwegian and international stock markets.

MARKET SITUATION

After a poor year on the stock markets in 2000, the decline intensified in 2001. In a historical context, the corrections that have taken place on the stock markets in the past two years have been relatively substantial. The markets bottomed out at the end of September 2001 and, seen in isolation, the upswing towards the end of the year was strong. Nevertheless, the overall decline was significant. The Oslo Stock Exchange Benchmark Index dropped 14.6 %, while the FT World Local Currency Index dropped 14.9 %.

In the Nordic region, the Danish market fell 13.2 %, the Swedish market fell 17.5 %, and the Finnish market fell as much as 32.4 %, mainly due to the decline in the price of Nokia shares.

In 2001, the global economy was affected by a synchronised downturn, led by recession in the USA. The global economic boom peaked in the second quarter of 2000. The upswing in 1999-2000 was largely investment-driven, with high growth in IT and telecom investments underpinned by rising share prices and an increased burden of debt in the private sector. The global economy in general and the US economy in particular is struggling to eliminate the investment overhang created in recent years. This has led to over-capacity in many sectors and declining returns on invested capital. The terrorist attack on the USA on 11 September 2001 contributed towards declining growth in private consumption and an exacerbated risk situation. To offset the more gloomy economic prospects, governments pursued expansive monetary and fiscal policies. The year was punctuated by significant interest rate reductions, particularly in the USA, where the Federal Reserve cut rates from 6.5 % to 1.75 % during the year. Towards the end of the year, leading indicators appeared to point to an economic upswing in the course of 2002 and, in conjunction with expectations about the effects of the expansive monetary and fiscal policy measures that had been introduced, this generated renewed optimism on the stock markets.

In 2001 the stock markets were hit by continuing significant declines in the entire IT and telecom sector. The high-tech NASDAQ Index dropped 21.1 %, while the IT Index in Norway dropped 26.4 %. On a global basis, energy, commodity and consumer shares performed best, relatively speaking, although these sectors also posted negative returns. All in all, there was a substantial decline in company earnings in both the USA and Europe. In general, company accounts reflected major write-downs, and also by a negative trend in operational earnings.

On the Norwegian stock market, Statoil was listed in June, which increased oil exposure on the Oslo Stock Exchange. High oil prices, a strong US dollar and high tank rates in the first part of 2001 supported a relatively positive trend on the Oslo Stock Exchange until the summer. However, declining oil prices, the Kværner crisis, the terrorist attack on the USA and a difficult liquidity situation led to a sharp decline on the market in the course of the summer that lasted until 21 September, after which the Oslo Stock Exchange and other stock markets rose significantly until the end of the year.

MAIN SHAREHOLDINGS 31.12.2001

Principal holdings	Share of portfolio (%)	Ownership (%)	Market value (NOK million)
Elkem	16.8 %	32.2 %	2,369
Storebrand	10.4 %	10.0 %	1,465
Norway Seafoods Holding [1] [2]	7.2 %	20.6 %	1,017
DnB Holding	3.5 %	1.6 %	492
Bergesen	3.0 %	4.5 %	424
Telia Overseas [2]	3.0 %	13.1 %	420
Industrikapital 97 [2]	2.9 %	8.0 %	408
Industrikapital 1000 [2]	2.9 %	3.6 %	408
Amersham Plc	2.7 %	0.7 %	381
Nordstjernen Holding [2]	2.7 %	35.0 %	381
Total principal holdings	54.9 %		7,765

1) Shares and convertible bonds
2) Not listed



Drawing on its strong analytical staff, Orkla will continue to be a significant long-term equity investor.

The portfolio

The overall return on the portfolio was -15.3 %, while the Oslo Stock Exchange Benchmark Index fell 14.6 %. Elkem and Amersham in particular made a positive contribution to the return on Orkla's portfolio, while Nokia, Stepstone and Merkantildata had a negative impact.

In 2001, net divestments on the share portfolio totalled NOK 234 million. The largest divestments were Nokia, NOK 794 million, and Amersham, NOK 326 million. Orkla bought Elkem shares for NOK 568 million and shares in DnB for NOK 182 million.

As a result of net acquisitions of Norwegian shares and net divestments of foreign shares, the proportion of foreign shares in the portfolio was reduced from 43 % to 32 %.

The number of items in the portfolio was reduced during the year and the focus was on achieving greater concentration. The decline on the stock markets sharpened the focus on investing in listed companies. Nevertheless, the relatively greater decline in the value of listed investments and the calling in of funds previously committed to investment companies led to an increase in the proportion of unlisted investments during the year, which amounted to 24 % at year-end.

At the end of 2001, the market value of the portfolio was NOK 14,140 million and the net asset value be-fore tax was NOK 12,909 million. The value-adjusted debt ratio increased from 13.8 % to 14.7 %.

In 2002 the division intends to increase its focus on investing in foreign listed companies and further concentrate the portfolio.

Results

The Financial Investments division posted a total loss before tax of NOK 110 million, compared with a profit of NOK 3,355 million the previous year. It realised portfolio losses of NOK 760 million including the write-down of Stepstone shares to NOK 0.30, which brought a loss of NOK 285 million. Dividends received totalled NOK 544 million.

Pre-tax profit for the Orkla Finans Group amounted to NOK 82 million, compared with NOK 178 million the year before. The Orkla Finans Group comprises the 22.5 % stake in Enskilda Securities AB and the 100 %-owned equity management and insurance broking business. The drop in profit compared with the previous year was largely due to a decline in profit from the stake in Enskilda due to lower revenues from brokerage, stock exchange introductions and share issues.

The Real Estate Section achieved pre-tax profit of NOK 22 million, compared with NOK 20 million the previous year. The Real Estate Section manages properties no longer used for Orkla's industrial operations. It also develops and manages an investment portfolio largely based on the Skøyen area of Oslo. It participates in some fairly large development projects, the most important of which are the sites formerly used by the Ringnes brewery in Oslo, the former Hamar brewery, and Fornebu Næring AS and Fornebu Boligspar AS on the site of the former Oslo Airport.

The Skøyen area has been fully developed and rented out at satisfactory prices. The occupancy rate is currently 96 % and the average remaining rental period is 5.6 years. All the real estate properties and projects are valued at cost price in the accounts and amount to NOK 647 million. The total rental area is approximately 55,600 square metres and another approximately 64,400 square metres are currently being developed. Rental revenues in 2001 totalled NOK 69 million.

Orkla's forest properties come under the Financial Investments division and comprise about 110,000 hectares of forest, of which some 80,000 hectares are productive. The annual quantity of timber harvested is approximately 105,000 sm³. The properties have a book value of NOK 100 million and generated a pre-tax profit of NOK 14 million, compared with NOK 17 million in 2000.

Portfolio structure 31.12.2001

- Norwegian listed shares 57 %
- Foreign listed shares 19 %
- Norwegian unlisted shares 11 %
- Foreign unlisted shares 13 %



Market value NOK 14,140 million

Growth of NOK 1 (31.12.1982 - 31.12.2001)


Orklas's portfolio
Oslo Stock Exchange
Money market
NOK
30
25
20
15
10
5
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Market value and net asset value 1982-2001


Market value
Net asset value
NOK million
25000
20000
15000
10000
5000
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Measuring value creation – EVA® at Orkla

Orkla's goal is to achieve long-term value creation that exceeds that of relevant competitors. For shareholders, this is reflected in the long-term appreciation of the Orkla share price combined with dividend income. As shown in the chapter on Shares and Shareholders on pages 40-42, the Orkla Group has achieved very good growth in value in the last twenty years. Orkla is concerned to ensure that its internal management and incentive systems align managers' interests to the greatest possible extent with shareholders' interest in long-term value creation. Since the traditional system of accounting has a number of deficiencies in terms of reflecting the underlying value creation that has taken place over a period of time, in further developing its internal management systems the Group has chosen to introduce the EVA® (Economic Value Added) concept as the main financial measurement of the Group's industrial operations.

WHAT IS EVA®?

Generally speaking, EVA® is an economic model and a tool that focuses on the value that an enterprise or company has created after real charges for the capital that has been employed to operate the enterprise. An EVA® result of zero therefore means that the company has achieved the same return on both equity and interest-bearing liabilities as the total market, while a positive result indicates that the company, over time, has delivered a better return than the market average. The system focuses on improvement in EVA®, and provided the improvement is sustained, empirical studies show that there is a strong correlation between the added value created by a company, measured as EVA®, and growth in the return on shareholders' investments over time.

ORKLA'S CAPITAL CHARGE

Orkla's financing consists of both borrowed capital and equity capital, and the Group's average capital charge is a weighted average of the costs of this financing. Orkla assumes an equity ratio of 60 %, which is approximately the Group's actual equity ratio based on market value. The cost of borrowed capital is based on a long-term weighted interest rate for relevant countries in which Orkla operates, plus an imputed loan margin. The cost of equity is calculated using the capital asset pricing model (CAPM). The calculation of the average cost of capital is shown in the table below.

Description	Rates	Relative share of capital	Weighted capital charge
Weighted average Beta for the Industry division [1]	1.00		
x Market risk premium	4.0 %		
= Risk premium Equity	4.0 %		
+ Risk-free long-term interest rate	5.3 %		
= Cost of equity capital	**9.3 %**	**60 %**	**5.6 %**
Imputed borrowing rate before tax [2]	6.7 %		
x Imputed tax charge	28 %		
= Imputed borrowing rate after tax	**4.8 %**	**40 %**	**1.9 %**
After tax weighted average cost of capital for Orkla			**7.5 %**

1) Beta expresses the way the share value covaries with stock market values. Orkla's weighted beta is calculated on the basis of the sector beta relevant to Orkla's businesses.
2) The imputed borrowing rate is calculated independently of Orkla's real borrowing rate, and is intended as a representative reflection of a long-term market level. Orkla's loans mainly have floating interest rates and the Group's actual borrowing rate may vary from year to year. In 2001 the borrowing rate was approximately 6 %.

For businesses in countries with a stable economy, an average cost of capital of 7.5 % after tax, corresponding to approximately 10.5 % before tax, is applied. For other countries, additional individual adjustments are made for country and currency risk. After adjustment for country and currency risk, the weighted average after tax cost of capital for the Industry division is approximately 8.0 %.

MEASURING EVA® – EVA®-GROWTH IN 2001

Orkla's measurement of EVA® seeks to reflect the underlying growth in value creation in a better way than the traditional calculation of return on capital employed, which does not show clearly the cost of the capital employed by the company. In the internal measurement of EVA®, certain adjustments are made in operating profit before goodwill amortisation and in capital employed. The purpose of the adjustments is mainly to eliminate from the EVA® result any elements that are not related to operations, and to ensure that the principle of accruals accounting is applied more correctly to certain revenues and expenses.

The most important adjustments relate to the capitalisation and depreciation of some advertising investments, the capitalisation of non-recurring items and the non-amortisation of goodwill. In addition, adjustments may be made in connection with major strategic acquisitions which in the long term will create value for the Group, but which in the short term may have a negative impact on EVA®.

IN 2001 ORKLA'S INDUSTRIAL OPERATIONS ACHIEVED THE FOLLOWING RETURNS:

Return on capital employed [1] (%)	2001
Orkla Foods	13.5
Orkla Beverages	12.5
Orkla Brands	33.0
Orkla Media	6.6
Branded Consumer Goods	**13.4**
Chemicals	13.7
Industry division	**12.8**

1) The capital contribution is calculated before other revenues and expenses and goodwill amortisation. The capital base includes historic goodwill.

The table shows that the total return for the Industry division exceeds the cost of capital, i.e. has generated superprofit. The same applies to all the business areas, except for Orkla Media, which had particularly weak advertising markets in 2001.

Total EVA® for the Industry division for 2001 amounted to NOK 510 million. All the business areas, except for Orkla Media, showed positive EVA®.

In 2001 the Industry division reported EVA® improvement, but the performance of the business areas varied. Chemicals and Orkla Brands achieved substantial EVA® improvement, well exceeding their targets. Orkla Beverages also reported growth, but due to significant expansion and hence high capital charges the improvement in EVA® was somewhat lower than targeted. Orkla Foods posted more or less flat growth in EVA®, while Orkla Media reported a decline in EVA® in 2001.

In sum, the Industry division achieved total EVA® growth of around NOK 140 million compared with the year before. Provided that this improvement is sustained, according to the EVA® system this represents value creation for shareholders on the order of NOK 1.5 - 2.0 billion.

SETTING TARGETS AND INCENTIVES FOR THE INDUSTRY DIVISION

As mentioned above, Orkla's primary aim is to achieve greater, long-term value creation than its competitors, and the Group has developed an incentive system to support this objective. The EVA® system at Orkla is therefore based on a comparison and value assessment of a selection of representative international competitors in each business area. On this basis, long-term targets for EVA® improvement over a three-year horizon have been set for each business. These targets represent value creation that is competitive with that of the above-mentioned companies (peer group).

Orkla has established a bonus programme linked to the achievement of EVA® improvement targets. This programme applies to over 200 management staff who earn bonuses in proportion to the extent to which targets are achieved. The bonuses earned are placed in a bonus bank account for each manager. One third of the accumulated bank balance is paid out each year. The goal is obviously to achieve as much growth in EVA® as possible, thereby creating value, and substantial EVA® improvement is rewarded with a substantial bonus, which is deposited in the manager's bonus bank account. However, the system is "strict" in the sense that a significant negative change in EVA® may result in a negative bonus, which is then deducted from the current balance in the manager's bonus bank account. The bonus bank system and the possibility of a negative bonus ensures a long-term, improvement-oriented approach. Bonuses are only paid for sustained EVA® improvement; short-term improvement one year that disappears the next generates little or no bonus.

In 2001, as mentioned earlier, there was improvement in EVA® for the Group's industrial operations amounting to NOK 140 million which, if sustained, represents a value of NOK 1.5-2.0 billion. Bonuses earned in 2001 totalled approximately NOK 50 million. Bonuses for 2001 have been deposited in the bonus bank and the amounts paid out in the years ahead will depend on whether the EVA® improvements are maintained.

Human resource development: -Improving one of Orkla's strong points

The Orkla Group has been engaged in human resource development for many years. All Orkla's companies and business areas have been implementing training and education programmes for a long time, and some of them have been very comprehensive. At the same time, Orkla has developed systematic group programmes, particularly in the fields of marketing, sales, management and corporate culture. The best known of them outside the Group is probably Orkla's marketing training programme, which has for many years operated under the title «The Orkla Brand School».

Orkla wishes to attract competent employees by offering them interesting work and career opportunities in a large group. Training activities are arranged in order to enhance expertise in all Orkla's most important competitive arenas. If Orkla is to hold a leading position and create more value than its competitors, the Group can never be satisfied with what is already being done. On the contrary, Orkla must continuously and systematically improve its human resource development programmes so that the development of attitudes, knowledge and skills is sustained at a high level. In this context, improvement means concetrating training on the areas that have a significant impact on the Group's earnings. Such training must be of high professional quality, practically applicable and effectively organised, and it must not entail unnecessary expense for the Group. It must also be arranged in such a way that the benefits of training are applied in and have an effect on our day-to-day work.

HUMAN RESOURCES DEVELOPMENT BOARD

Group President and CEO (Chairman)
Other members of the Group Executive Board
Heads of Business Areas
Senior VP Human Resources

DIRECTOR HUMAN RESOURCES DEVELOPMENT

FUNCTION	RESPONSIBILITY OF
Corporate culture	Human Resources Development Board
Management	Human Resources Development Board
Marketing	Marketing Forum
Sales	Sales Forum
Production	Production Forum
Procurement	Procurement Forum
Administrative functions Finance, IT, Personnel, Information	Internal networks and forums

MAIN PRINCIPLES

Most training at Orkla takes place on the job; each individual gradually improves his or her mastery of the challenges of the job by receiving guidance and training while performing his or hers day-to-day tasks. It is, therefore, essential that the guidance, or "coaching", that is provided on the job is as effective, proximate and good as possible. The development of all individuals must also be supported by gradually giving them more demanding challenges and relevant know-how. In this way, over time, employees are given the necessary tools to master bigger tasks and new responsibilities, and in a good organisation this provides a basis for systematic advancement and career development. Consequently, the fundamental question in all in-house training is: "How do we ensure that the training we provide is actually useful in job and career development so that it contributes towards improving the local company and towards the profitable development of the Group?"

Orkla has decided to apply a number of simple principles in order to meet this challenge:

Firstly, the management of human resource development has been lifted to senior group management level. A special Human Resource Development Board has been established, chaired by the Group President and CEO and with the other members of the Group Executive Board, the heads of the largest business areas and the Senior Vice President Human Resources as members. This has been done in order to achieve a coherent, coordinated approach to human resource development activities, and to emphasise the importance of these activities and provide a basis for focus and improved interaction throughout the Group. Secondly, work on human resource development has been organised under the Human Resource Development Board in such a way that it is the sector groups and management teams of individual companies that plan the content of both the training for which they are responsible themselves and the training that is common to the Group as a whole. In order to achieve this, a sector forum has been established for each professional area, comprising representatives of Orkla's most competent groups of experts in the area concerned. The sector forums present proposals to the Human Resource Development Board concerning the content and design of training programmes in their respective professional areas. The overall organisation may be seen from the figure below.

As much of the training as possible must have a normative objective. This means that it must communicate working methods, skills and know-how that will function as a "good Orkla standard"; in important areas, it must clarify "how we do it at Orkla". In this way, we will transfer the skills and guidelines that experience has shown to have positive effects in Orkla companies. This will rationalise training, improve employee mobility and ensure that training programmes yield a practical return. In order to help ensure that training is as useful as possible, we must at the same time try to give it clear proprietary elements. In practice, this will be achieved by basing important parts of the courses on examples, methods and experience gained from Orkla companies and by passing on the best techniques and guidelines that have been tested within the Group. Finally, training must be linked to systems for personnel planning and career development.

Career ladders and human resource development

Orkla's career ladders and human resource development are illustrated by using marketing as an example. Recruitment is the first step on any career ladder, and it is essential that the threshold be clearly defined so that employees begin their careers with good enough qualifications to enable them to develop rapidly. In the employee's first job, as Brand Manager, most of the training takes place on the job. The coach's task is to set clear targets for the development of the individual and provide good coaching and genuine, constructive feedback. Developing coaching into a methodical discipline is, therefore, an important part of the whole "competence package". On the first step of the ladder in a marketing career, the employee also acquires brand understanding by attending the introductory course at the Orkla Brand School.

When the employee moves up to the next step, as Marketing Manager, on-the-job coaching continues, and the employee also gradually becomes a coach for younger colleagues. He or she therefore has personnel responsibilities for the first time. This is where the first, basic management training must come in, with emphasis on holistic understanding and practical management know-how and skills. At the same time, brand understanding must be further developed. This takes place on the main course at the Orkla Brand School. Since the content of this course is normative and, to a certain extent, consists of adapted "proprietary" content, the employee acquires knowledge of prior experience, techniques and guidelines that are directly applicable to his or her work. Once again, active coaching is required to assist in the further development and application of what the employee has learned. It is clear that progression up the career ladder must be correctly timed – it must neither be so quick that the employee does not spend the necessary amount of time on methodical development and learning, nor so slow that the employee does not experience a motivating connection between professional and career progression.

On the top step as Marketing Director, the management training element is strengthened, while further branded product expertise is acquired by attending the Orkla Brand School's special further education programme for senior marketing staff, the Senior Brand Course. On this top step of the ladder, it is particularly important to develop understanding of the holistic nature of management responsibilities so that the individual manager is helped to understand and react adequately to changing challenges in the activity for which he or she has management responsibility.

Local and Group training

Ideally, our goal is to develop as many as possible of the Group's individual companies into good "training bases". A good training base has, firstly, a systematic, well-defined recruitment programme. Furthermore, it develops coaching into a methodical discipline and makes extremely serious efforts to develop good coaches among its managers. If training is to be good, the company must also make it

Career ladder and human resource development
example marketing


Brand Manager
• On the job training/ coaching
• Orkla Brand School Introductory Course
Marketing Manager
• On the job training/ coaching
• Local management training
• Orkla Brand School Main Course
Marketing Director
• Middle Management Courses (local and joint)
• Senior Brand Course
Marketing Director
• Senior Management Program

possible for individuals to constantly be stretched in their work, both professionally and personally. That is when the conditions for individual growth are best. At the same time, systematic efforts must be made to apply normative tools which have proved to have a genuine impact in various parts of the enterprise, for example in the fields of production, procurement, sales or marketing. In order to promote the development of such tools, knowledge of their use and effects must be incorporated into the curricula of local and central training programmes.

All Orkla's business areas support the educational activities of their companies by offering a variety of local courses and training programmes. Their content and design are tailored to the needs of the company and they may vary greatly. However there are certain characteristics that are the same in many places: for example, the Group's Norwegian companies have cooperated on offering operators relevant vocational training in cooperation with public educational institutions. The purpose is to increase their skills and strengthen their theoretical base so that each operator is equipped to handle greater responsibility. One of the practical goals of activities in this area is to increase the number of operators holding apprenticeship certificates. Another example concerns training for junior managers. In this case, relatively similar local programmes are offered in many parts of the Group, so it is important to ensure that good elements from the training programmes in one company can be borrowed and used by other companies in the Group. At the same time, we must ensure that the Orkla Group's common management principles are incorporated into local training programmes.

Orkla has chosen to concentrate its group training activities in three main areas: development of a strong, sound corporate culture, joint management training, and further development of professional skills in areas that are particularly important for our commercial success. In our experience, we achieve the greatest effect if we promote a good combination of attitudes, professional skills and management expertise. In the case of professional skills, the joint training programmes focus on procurement, production improvement, marketing and sales.

The Human Resource Development Board reviews the training programmes that are offered on an ongoing basis. Its purpose is to move them even further in a direction that effectively supports profit growth in Orkla companies. This also applies to the course activities that have been going on for many years, such as those at the Orkla Brand School. The Orkla Brand School was established in the early 1990s and since then almost 1,200 marketing staff have taken part in the school's various programmes. One important purpose of the improvement effort is to further develop the content of brand training in a normative direction so that the school teaches methods and techniques that will bring direct benefits in the form of improvements in marketing and advertising in Orkla companies. Similarly, since the mid-1990s relatively comprehensive training has been provided in sales and sales management, both in the branded goods sector and for senior sales staff working in the field of "business-to-business" selling. So far, almost 400 employees have participated in one of these programmes. The overall programme is currently being reviewed once more in order to take into account the fact that the challenges faced by senior sales staff who are mainly concerned with relation-related industrial sales are different from the challenges faced by the branded consumer goods companies, which range from relation marketing to consumer-oriented marketing. Similarly, training in the fields of procurement and production improvement is being further developed. In both these areas, there is also a need to further develop thresholds and career ladders.

Summary

At Orkla, work on attitudes and human resource development is regarded as been crucial for the Group's commercial competitiveness and capacity for growth. That is why this work has high priority among the Group's senior management and why there is strong focus on it in individual Orkla companies. In practice, this work is governed by relatively tight organisation at Group level, with the active participation of the Group Executive Board and the senior management of the business areas. The professional content is developed by the expert groups in the line. The purpose is to ensure that training activities are based on performance in relation to the needs of the line and do not become staff or activity-driven. Each training programme must contribute as directly as possible towards creating value in Orkla companies. In order to increase efficiency and keep costs down, we seek to cooperate on reaping joint benefits from good programmes and promoting "best practices". Practical training must have a clear normative content and must preferably be based on our own experience. This has the best effect because it gives employees greater confidence to know that they are learning methods and acquiring knowledge that have already been successful in other parts of the Group.

Govering Bodies and Elected Representatives

CORPORATE ASSEMBLY

Elected by the shareholders
Harald Arnkværn (2.658)
Chairman

Svein Erik Amundsen (3.232)
Deputy Chairman

Johan H. Andresen jr. (900.000)
Kurth A. Augustson (0)
Elisabeth Grieg (0)
Marianne Lie Harg (0)
Jan Kildal (11.815)
Bjørn Kristoffersen (0)
Tore Lindholt (57)
Svein Rennemo (1.200)
Anniken Thue (100)
Bjørn Trondsen (0)
Allan Åkerstedt (0)
Svein Aaser (2.285)

Deputies
Atle Eide
Niels G. Stolt-Nielsen
Astrid E. Sørgaard
Terje R. Venold
Gunn Wærsted
Margareth Øvrum

Election Committee
Harald Arnkværn
Svein Erik Amundsen
associate member

Elisabeth Grieg
Tore Lindholt
Allan Åkerstedt

Elected by the employees
Stefan Andersson (200)
Jon-Ivar Fjeld (90)
Gitte Møller Hansen (0)
Harald Johansen (0)
Gunn Liabø (448)
Esa Mäntylä (0)
Sverre Olsen (16)

Observers
Robert Johansson (0)
Solveig Kvidal (0)
Eli Raaen-Iversen (153)

Personal deputies for the Swedish and Danish representatives
Johnny Dahlström
Kent Fink
Karin B. Nielsen
Margareta Nordström

Deputies elected by the employees
Arne Amundsen
Thor Åge Christiansen
Kolbjørn Hole
Pål Isnes
Heidi Bjerkelien Leiksett
Trygve Leivestad
Roy Løkkemyhr
Tor Wangen

BOARD OF DIRECTORS

Tom Ruud (1.000)
Chairman

Frode Alhaug (100)
Kjell E. Almskog (500)
Jonny Bengtsson *) (0)
Svein S. Jacobsen (10.000)
Åse Aulie Michelet (500)
Björn Savén (28.000)
Arvid F. Strand *) (100)
Stein Stugu *) (348)
Christen Sveaas (19.600.777)
*) Elected by the employees

Board observers elected by the employees
Eva Bergquist (300)
Kjell Kjønigsen (318)

Personal deputies for the Swedish representatives
Monica Bengtsson (200)
Benny Löfgren (100)

Deputy board members elected by the employees
Thor Arild Bolstad (0)
Håkon Edgren (156)
Steinar N. Johansen (300)
Oddbjørg Mølslett (0)
Tom R. Stokstad (858)

AUDITOR

Arthur Andersen & Co. (0)
Erik Mamelund (0)
State Authorised Public Accountant

Figures in brackets indicate the number of shares owned at 31 December 2001, including shares owned by spouse and dependent minors.

INDUSTRIAL DEMOCRACY AT ORKLA

Active participation by the employees in the governing bodies both at Group level and in the individual subsidiaries is an important element of the decision-making processes at Orkla. A common aim has been to evolve representational arrangements which adequately secure a broad base for involvement and genuine influence.

The employees elect three of the ten members of Orkla's Board of Directors and two observers. One third of the Corporate Assembly's members are elected by the Group's employees.

The industrial democracy arrangements encompassing the employees in the Norwegian, Swedish and Danish companies in the Group have been organised in the form of an International Committee of Union Representatives. This arrangement ensures broad representation for the Group's employees, by company, union and country. The Committee of Representatives has regular meetings with the Group's management to discuss matters relevant to the Group.

To ensure that the employees in the Group's other companies in Europe are also informed of important matters concerning the Group and that their opinions on such matters are heard, an agreement regarding a European corporate committee at Orkla has been established.

In addition to the Group arrangements mentioned here, the employees have representatives on the Board of Directors of the individual subsidiaries.

The following is a list of members of Orkla's International Committee of Union Representatives as of 15 December 2001.

THE INTERNATIONAL COMMITTEE OF UNION REPRESENTATIVES (IFR)

Working Committee

Stein Stugu Chairman
Eva Bergquist
1. Deputy Chairman
Bjarne Poulsen
2. Deputy Chairman
Thor Arild Bolstad Secretary
Aage Andersen
Committee Member
Jonny Bengtsson
Committee Member
Kjell Kjønigsen
Committee Member
Åke Ligardh
Committee Member

Committee of Representatives
Monica Bengtsson
Paul Hallberg
Harald Iversen
Harald Johansen
Steinar N. Johansen
Solveig Kvidal
Gunn Liabø
Jan Lillebo
Ulf Ling
Benny Löfgren
Karin B. Nielsen
Sidsel Eidam Kjeldaas Salte
Tom Stokstad
Arvid Frode Strand

Deputies
Åsmund Dybdahl
Jan Inge Holm
Bjørn T. A. Høiesen
Kristin Kvikstad
Terje Nygaard
Grete Sandstad
Roger Vangen
Tor Wangen

Personal deputies for the Swedish and Danish representatives
Roger Börjesson
Kent Frick
Stefan Hall
Mona Lisa Jagstedt
Christer Johansson
Jette Kofoed
Bo Lindquist
Jens Nielsen
Peer Sørensen

Group directory

THE PARENT COMPANY

Orkla ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel: +47 22 54 40 00
Fax: +47 22 54 45 90
www.orkla.no / www.orkla.com

Orkla ASA
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel: +47 69 11 80 00
Fax: +47 69 11 87 70

Orkla ASA
P.O. Box 8
NO-7331 Løkken Verk, Norway
Tel: +47 72 49 90 00
Fax: +47 72 49 90 01

The registered office is in Sarpsborg. The Group Management is located in Oslo.

BRANDED CONSUMER GOODS

ORKLA FOODS

Orkla Foods A.S
P.O. Box 711
1411 Kolbotn, Norway
Tel: +47 66 81 61 00
Fax: +47 66 80 63 78

Stabburet

Stabburet AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel: +47 66 81 61 00
Fax: +47 66 80 63 67

- Stabburet AS, Fredrikstad
- Stabburet AS, Gressvik
- Stabburet AS, Brumunddal
- Stabburet AS, Rygge
- Stabburet AS, Ualand
- Stabburet AS, Vigrestad
- Stabburet AS, avd. Idun Rygge, Rygge
- Stabburet AS, Gimsøy Kloster, Skien
- Stabburet AS, Stranda
- Stabburet AS, avd. Sunda, Oslo

Procordia Food

Procordia Food AB
Ellingevägen 14
SE-241 81 Eslöv
Sweden
Tel: +46 413 65 000
Fax: +46 413 14 984

Procordia Food
- Eslövsfabrikerna, Eslöv, Sweden
- Tollarpsfabriken, Tollarp, Sweden
- Fågelmarafabriken, Fågelmara, Sweden
- Ölandsfabriken, Färjestaden, Sweden
- Kumlafabriken, Kumla, Sweden
- Örebrofabriken, Örebro, Sweden
- Vansbrofabriken, Vansbro, Sweden

Empaco AB
Åhus, Sweden

Beauvais

Aktieselskabet Beauvais
P.O. Box 139
DK-2630 Tåstrup
Denmark
Tel: +45 43 58 93 00
Fax: +45 43 58 93 93

- Aktieselskapet Beauvais, Svinninge, Denmark

Felix Abba

Felix Abba Oy Ab
P.O. Box 683
FI-20361 Åbo
Finland
Tel: +358 2 410 414
Fax: +358 2 410 4100

- AS Põltsamaa Felix, Põltsamaa, Estland
- Felix Abba Lahden tehdas, Lathi, Finland
- UAB Suslavicius-Felix, Kaunas, Litauen

Orkla Foods International

Orkla Foods International
Top 402 - Building D
Wienerbergerstrasse 7
AT-1810 Wien, Austria
Tel: +43 1 641 6330
Fax: +43 1 641 633010

- Felix Austria GmbH, Mattersburg, Østerrike
- Kotlin Sp. z o.o., Kotlin, Polen
- Kotlin Sp. z o.o., Warszawa, Polen
- Guseppe a.s., Hradec Králové, Czech
- Felix Hungaria Kft., Budapest, Hungary

Abba Seafood

Abba Seafood AB
P.O. Box 206
SE-401 23 Göteborg
Sweden
Tel: +46 31 701 44 00
Fax: +46 31 701 44 90

- Abba Seafood AB, Kungshamn, Sweden
- Abba Seafood AB, Uddevalla, Sweden
- Abba Skaldjur AB, Kungshamn, Sweden
- Superfish S.A., Ustronie Morskie, Poland

Orkla Food Ingredients

Idun Industri A.S
P.O. Box 4214 Nydalen
NO-0401 Oslo, Norway
Tel: +47 22 09 48 00
Fax: +47 22 22 07 11

- Idun Industri AS, Oslo
- Idun Industri AS, Avd. Rakkestad
- Idun Industri AS, Avd. Kokstad

BaKo Serviceprodukter A.S
Oslo

Bake-Line AS
Hvalstad

Bakeridistribusjon AS
Larvik

Odense Marcipan A/S
Odense, Denmark

Dragsbæk Margarinefabrik A/S
Thisted, Denmark

Margarinefabriken Blume I/S
Randers, Denmark

KåKå AB
Helsingborg, Sweden

MaltCentralen A/S
Vejle, Denmark

Seba Baking s.r.o.
Praha, Czech

Jästbolaget AB
Sollentuna, Sweden

Kjarnavörur HF
Hafnarfjördur, Island

UAB Minordija
Kaunas, Lithuania

Bakery products

Bakers AS
P.O. Box 43 Økern
NO-0508 Oslo, Norway
Tel: +47 22 88 03 00
Fax: +47 22 65 82 12

- Bakers AS, avd. Økern
- Bakers AS, avd. Arendal
- Bakers AS, avd. Berthas Bakerier
- Bakers AS, avd. Bryne
- Bakers AS, avd. Bærum
- Bakers AS, avd. Heba
- Bakers AS, avd. Kløfta
- Bakers AS, avd. Larvik
- Bakers AS, avd. Martens
- Bakers AS, avd. Norgeskaker
- Bakers AS, avd. Singsås Bakeri
- Bakers AS, avd. Slottslompa
- Bakers AS, avd. Trøndelag
- Kvalitetsbakeren AS, Nesttun
- Bakeri Invest AS, Oslo

ORKLA BEVERAGE

Carlsberg Breweries A/S
Ny Carlsberg Vej 100
DK-1760 København V
Denmark
Tel: +45 33 27 33 00
Fax: + 45 33 27 47 00

ORKLA BRANDS

Detergents, Personal Care Products, etc.

Lilleborg as
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel: +47 22 89 50 00
Fax: +47 22 15 74 89

- Lilleborg as, Ski
- Lilleborg as, avd. Ello, Kristiansund N
- Lilleborg as, avd. Elico, Oslo

Household textiles

La Mote AS
P.O. Box 4248 Nydalen
NO-0401 Oslo, Norway
Tel: +47 22 89 27 00
Fax: +47 22 89 27 50

- Freds La Mote AB, Limhamn, Sweden
- Freds La Mote OY, Helsingfors, Finland

Dietary supplements

Peter Möller
P.O. Box 364 Økern
NO-0513 Oslo, Norway
Tel: +47 22 09 47 00
Fax: +47 22 09 47 01

Biscuits

Göteborgs Kex AB
SE-442 82 Kungälv
Sweden
Tel: +46 303 20 90 00
Fax: +46 303 20 90 50

- Sætre AS, Oslo
- Esskå, avd. i Sætre AS, Sagstua

Snacks

Chips Scandinavian Company Ab
Strandgatan 6 D
FI-22 100 Mariehamn
Åland, Finland
Tel: +358 18 25 800
Fax: +358 18 25 801

- KiMs A/S, Søndersø, Denmark
- KiMs Norge AS, Oslo
- KiMs Norge AS, Skreia
- OLW Sverige AB, Solna, Sweden

Confectionery

Nidar AS
NO-7005 Trondheim, Norway
Tel: +47 73 58 30 00
Fax: +47 73 91 78 28

- Nidar AS, Oslo

ORKLA MEDIA

Orkla Media AS
P.O. Box 424 Skøyen
NO-0213 Oslo, Norway
Tel: +47 22 54 43 00
Fax: +47 22 54 43 90

Newspapers Denmark

- Det Berlingske Officin A/S

Newspapers Norway/Sweden

Norway
- Avisenes Pressebyrå, Oslo
- Avisenes Rotasjonstrykkeri AS, Fredrikstad
- Buskerud Distribusjon AS, Drammen
- Drammens Tidende og Buskeruds Blad AS, Drammen
- Driva Trykk AS, Sunndalsøra
- Fellesdistribusjon AS, Fredrikstad
- Fjordenes Tidende AS, Måløy
- Fredriksstad Blad AS, Fredrikstad
- Gjengangeren AS, Horten
- Gudbrandsdølen Dagningen, Lillehammer
- Hamar Dagblad, Hamar
- Haugesunds Avis AS, Haugesund
- Kragerø Blad Vestmar AS, Kragerø
- Lierposten AS, Lier
- Laagendalsposten AS, Kongsberg
- Mediasite Buskerud AS, Drammen/Oslo
- Mediasite Hedmark AS, Elverum/Oslo
- Mediasite Oslofjord AS, Moss/Oslo
- Mediasite Telemark/Agder AS, Skien/Oslo

- Mediasite Vestfold AS, Tønsberg/Oslo
- Mediasite Vestkysten AS, Molde/Oslo
- Mediateam Orkla Trykk AS, Skien
- Moss Avis AS, Moss
- Nordstrands Blad AS, Oslo
- Orkla Media SSIT, Tønsberg
- Orkla Media SSM, Tønsberg
- Orkla Trykk AS, Stokke
- Ringsaker Blad, Moelv
- Romsdals Budstikke AS, Molde
- Røyken og Hurums Avis AS, Slemmestad
- Sandefjords Blad AS, Sandefjord
- Sandes Avis AS, Sande i Vestfold
- Sunnmøringen AS, Stranda
- Sunnmørsposten AS, Ålesund
- Telemark Distribusjon AS, Skien
- Telen AS, Notodden
- TV Buskerud – Kanal 1 AS, Drammen
- TV Vestfold AS, Tønsberg
- Tønsbergs Blad AS, Tønsberg
- Varden AS, Skien
- Vestfold Distribusjon AS, Tønsberg
- Vikebladet Vestposten AS, Ulsteinsvik
- Østlandets Blad AS, Ski
- Østlendingen AS, Elverum
- Åndalsnes Avis AS, Åndalsnes

Sweden
- Norrländska Socialdemokraten, Luleå

Magazines

- Hjemmet Mortensen AS
  P.O. Box 5001 Majorstua
  NO-0301 Oslo, Norway
  Tel: +47 22 58 50 00
  Fax: +47 22 58 50 69

- Hjemmet Mortensen Trykkeri AS, Oslo
- Medströmsförlagen AB, Stockholm, Sweden

Direct Marketing

- Selektiv AS, Oslo
- Sandberg AS, Oslo
- Stroede Customer Development AS, Lysaker
- Print Media AB, Sweden
- Ralton AB, Sweden
- Stroede Customer Development AB, Sweden
- Stroede Customer Dialogue AB, Sweden
- Scan Direct A/S, Denmark

Newspapers Eastern Europe

Orkla Press AS
P.o. box 424 Skøyen
NO-0213 Oslo, Norway
Tel: +47 22 54 43 00
Fax: +47 22 54 43 90

Orkla Press Polska Sp. z o.o.
ul. Domaniewska 41, "ORION"
PL-02-672 Warszawa
Polen
Tel: +48 22 87 45 120
Fax: +48 22 87 45 140

Poland
- A.W.H Edytor S.A (Kurier Poranny), Bialystok
- D.O.W Rondo Sp. z o.o. (Glos Koszalinski), Koszalin
- Edytor Press Sp. z o.o. (Dziennik Wschodni), Lublin
- Gazeta Pomorska Media Sp. z o.o., Bydgoszcz
- KW Forum Sp. z o.o. (Glos Pomorza), Koszalin
- Kresy BO Sp. z o.o. (Gazeta Wspolczesna), Bialystok
- Lubpress Sp. z o.o. (Gazeta Lubuska), Zielona Góra
- Media Tak Sp. z o.o., Warszawa
- Orkla Media Magazines Sp. z o.o., Bydgoszcz
- Panorama Legnica, Legnica
- Presspublica Sp. z o.o. (Rzeczpospolita), Warszawa
- Pro-Media Ltd., Sp. z o.o. (Nowa Trybuna Opolska), Opole
- R-press Sp. z o.o. (Nowiny), Rzeszow
- Slaski Dom Wyd. "Media & Press" Sp. z o.o. (Konkrety), Legnica
- Slowo Media Sp. z o.o. (Slowo Polskie), Wroclaw
- Szczecin Press Sp. z o.o., Szczecin
- Tygodnik Glogowski, Legnica
- Tygodnik Ostrolecki Sp. z o.o., Ostroleka
- Warszawa-Print Sp. z o.o., Raszyn-Jaworowa
- Wieczor Wroclawia Sp. z o.o., Wroclaw

Rest of Eastern Europe
- Industrialnoje Zaporozje, Zaporozje, Ukrainia
- Vysokyj Zamok, Lviv, Ukrainia
- UAB Kauno diena, Kaunas, Litauen

CHEMICALS

Borregaard
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel: +47 69 11 80 00
Fax: +47 69 11 87 70

- Borregaard ChemCell, Sarpsborg
- Borregaard LignoTech, Sarpsborg
- Borregaard Synthesis, Sarpsborg
- Denofa AS, Oslo /Fredrikstad

China
- Borregaard Industries Limited, Shanghai Representative Office, Shanghai
- Borregaard Taicang Chemicals Co. Ltd., Jiangsu Province
- LignoTech Yanbian Kaishantun Ltd., Jilin Province

England
- Borregaard UK Ltd., Warrington, Cheshire

Finland
- LignoTech Finland Oy, Tampere

France
- Borregaard France S.a.r.l, Paris

Germany
- Borregaard Deutschland GmbH, Düsseldorf
- Borregaard Deutschland GmbH, LignoTech Werk Karlsruhe, Karlsruhe

India
- Borregaard Industries Ltd. India Representative Office, Navi Mumbai

Italy
- Borregaard Italia S.p.A., Madone
- Borregaard Italia S.p.A., Ravenna

Japan
- Borregaard Industries Limited Japan Branch, Tokyo

Norway
- Borregaard Fabrikker, Sarpsborg
- Denofa AS, Gamle Fredrikstad
- Denofa AS, Leknes
- Borregaard NEA AS, Hokksund
- Borregaard Hellefos AS, Hokksund
- Borregaard Vafos AS, Kragerø
- Borregaard Trælandsfos AS, Hokksund
- A/S Tronstad Brug Ltd., Sylling
- A/S Børresen, Sylling
- Borregaard Energi, Sarpsborg
- Orkla Exolon KS, Orkanger

Poland
- Borregaard Poland, Poznan

Romania
- Denofa Foods Romania S.R.L., Buchuresti

Russia
- Nordic Food Company, Pskov

Singapore
- Borregaard S.E.A. Pte. Ltd., Singapore

South Africa
- LignoTech South Africa, Umkomaas

Spain
- LignoTech Iberica S.A, Torrelavega

Sweden
- LignoTech Sweden AB, Vargön
- LignoTech Sweden AB, Kristinehamn
- Kemetyl AB, Haninge

Switzerland
- LignoTech Schweiz AG, Luterbach

Turkey
- Borregaard Turkey, Istanbul

United Arab Emirates
- Borregaard Middle East, Dubai

USA
- LignoTech USA, Inc., Mount Vernon
- LignoTech USA, Inc., Wisconsin
- LignoTech USA, Inc., New Jersey
- Borregaard Synthesis, Inc., Newburyport

FINANCIAL INVESTMENTS

Portfolio investments

Orkla ASA
Porteføljeinvesteringer
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel: +47 22 54 40 00
Fax: +47 22 54 45 95

- Orkla ASA (Swiss Branch), Schaffhausen, Switzerland

Financial services

Orkla Finans ASA
P.O. Box 1724 Vika
NO-0121 Oslo, Norway
Tel: +47 22 40 08 00
Fax: +47 22 33 14 41

Real estate

Orkla ASA – Eiendomsseksjonen
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel: +47 22 54 40 00
Fax: +47 22 54 49 95

- Borregaard Skoger A.S, Elverum

OTHER ACTIVITIES

Chr. Salvesen & Chr. Thams's Communications Aktieselskab
NO-7331 Løkken Verk, Norway
Tel: +47 72 49 90 00
Fax: +47 72 49 90 01

ANALYSTS

According to the information received by us, the brokerage houses and investment analysis firms listed below keep track of Orkla ASA's financial performance of their own accord. The list may be incomplete. Updates to the list will be posted on Orkla's website www.orkla.com. Orkla points out that the company is not responsible for any estimates or opinions these firms put forth concerning the company. Orkla does not necessarily agree with the content of the research reports, nor the information, conclusions or recommendations presented in the reports.

Company	Analyst	Telephone	E-mail
ABG Sundal Collier	Torgeir Vaage	+47 2201 6000	torgeir.vaage@abgsc.no
Alfred Berg Norge ASA	Knut Ølstad	+47 2200 5000	knut.olstad@alfredberg.no
Carnegie	Gaute Garshol	+47 2200 9300	gg@carnegie.no
	Julie Quist Johansen	+45 3288 0200	jquist@carnegie.dk
Cazenove & Co.	Gorm Thomassen	+44 207 588 2828	gorm.thomassen@cazenove.com
Cheuvreux (Credit Agricole Indosuez)	Frans Høyer	+44 207 621 5100	fhoyer@indocdv.com
Danske Securities	Henrik Schultz	+47 2201 0000	henrik.schultz@danskesecurities.com
	Sven Børre Larsen	+47 2201 0000	sven.larsen@danskesecurities.com
Deutsche Bank	Knut Harald Nilsson	+44 207 545 8000	knut.nilsson@db.com
DnB Markets	Henning Lund	+47 2294 8850	henning.lund@dnb.no
Fearnley Fonds ASA	Fredrik J. Falch	+47 2293 6000	f.falch@fearnleys.no
First Securities ASA	Einar K. Strømstad	+47 2323 8000	einar.stromstad@first.no
Fondsfinans A.S	Øystein Selen jr.	+47 2311 3000	oystein.selen@fondsfinans.no
Gjensidige Nor Equities	Audun Stensvold	+47 2310 5600	audun.stensvold@gne.no
Handelsbanken Securities	Preben Rasch-Olsen	+47 2294 0900	prra01@handelsbanken.se
Nordea Securities	Tore Østby	+47 2248 5000	tore.ostby@nordeasecurities.com
Norse Securities	Thomas Hansteen	+47 2201 6300	thomas.hansteen@norse-sec.no
Orkla Enskilda Securities	Atle Vereide	+47 2100 8500	atle.vereide@enskilda.no
Pareto Securities	Stein Arne Aadland	+47 2287 8700	stein.aadland@pareto.no
Schroder Salomon Smith Barney	Kieran Mahon	+44 207 986 4000	kieran.mahon@ssmb.com
UBS Warburg	Fredrik Liljewall	+46 8 453 7300	fredrik.liljewall@ubsw.com
	Åsa Mossberg	+46 8 453 7300	asa.mossberg@ubsw.com

Design og layout
ANISDAHL, SAND & PARTNERE

Photos
LISA WESTGAARD/TINAGENT, *PRODUCTS*
OLE WALTER JACOBSEN, *«BORD OF DIRECTORS» PAGE 8/9*
GURI DAHL/TINAGENT, *COVER PHOTO «FINANCIAL INVESTMENTS» PAGE 70/72 PHOTOS OF DIRECTORS PAGE 1/4*

Translation
MAIDIE KLOSTER, VIRGINIA SIGER

Print
GRØNLANDS GRAFISKE

March 2002



Orkla ASA
Postboks 423 Skøyen
0213 Oslo
Tel +47 22 54 40 00
Fax +47 22 54 45 90
Enterprise number NO 910 747 711

Office address:
Karenslyst allé 6
NO-0278 Oslo

www.orkla.com
info@orkla.no